UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2017

ELIO MOTORS, INC.
(Exact name of registrant as specified in its charter)

Delaware	27-1288581
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016
(Address, including zip code of principal executive office)

(602) 424-7472
Registrant’s telephone number, including area code

Common Stock, par value $0.01 per share
(Title of each class of securities issued pursuant to Regulation A)

Note Regarding Forward-Looking Statements

This Annual Report on Form 1-K includes “forward-looking statements.” To the extent that the information presented in this Form 1-K discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “should,” “may,” “intends,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “expects,” “plans” and “proposes.” Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” section and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in this Annual Report on Form 1-K. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives. These forward-looking statements speak only as of the date of this Annual Report on Form 1-K and are subject to a number of risks, uncertainties and assumptions, including, but not limited to, the following:

•	overall strength and stability of general economic conditions and of the automotive industry more specifically, both in the United States and globally;
•	changes in consumer demand for, and acceptance of, our products;
•	changes in the competitive environment, including adoption of technologies and products that compete with our products;
•	industry cycles and trends;
•	changes in the price of oil and electricity;
•	changes in laws or regulations governing our business and operations;
•	demographic trends;
•	dependence on key personnel for current and future performance;
•	risks and uncertainties related to our significant indebtedness;
•	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to our Company;
•	availability of adequate financing on acceptable terms to our customers and suppliers to enable them to enter into or continue their business relationships with us;
•	covenants in the agreements that govern our indebtedness that may limit our ability to take advantage of certain future business opportunities;
•	our ability to design, produce and market future vehicle models;
•	the number of reservations and cancellations for the Elio, and our ability to deliver on those reservations;
•	our ability to utilize net operating loss carryforwards to reduce our future tax liability;
•	failures or security breaches of our information systems;
•	risks relating to the incurrence of legal liability;
•	our ability to realize production efficiencies and to achieve reductions in costs;
•	our ability to maintain quality control over our vehicles and avoid material vehicle recalls;
•	our ability to manage the distribution channels for our products, including our ability to successfully implement our direct to consumer distribution strategy;
•	costs and risks associated with litigation;
•	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;

i

•	interest rates and the credit markets; and
•	other risks described from time to time in periodic and current reports that we file with the Securities and Exchange Commission (“Commission”).

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this Annual Report on Form 1-K, including in the sections of this Annual Report on Form 1-K entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may emerge from time to time. Moreover, because we operate in a very competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements are also subject to the risks and uncertainties specific to our Company, including but not limited to the fact that we have limited operating history, have not yet begun producing or delivering our first vehicle, have no current revenue, and have limited number of management and other staff. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Annual Report on Form 1-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. This Annual Report on Form 1-K contains estimates and statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information, and you are cautioned not to give undue weight to such estimates. Although we believe the publications are reliable, we have not independently verified their data. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. You should read this Annual Report on Form 1-K and the documents that we reference in this Annual Report on Form 1-K and have filed as exhibits to this Annual Report on Form 1-K with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. Should one or more of the risks or uncertainties described in this Annual Report on Form 1-K occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements, expressed or implied, included in this Annual Report on Form 1-K are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Annual Report on Form 1-K.

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Item 1.	Business

Corporate Background and General Overview

Motivated by the belief that America can engineer and build a high quality, reliable, safe, eco-friendly and affordable vehicle for everyone, engineering veteran Paul Elio founded Elio Motors, Inc. in October 2009. Today, we are an American vehicle design company committed to providing safe, affordable and efficient vehicles. Leveraging existing technology, we have designed a revolutionary front engine, front-wheel drive, two-seat, gasoline-powered vehicle, with two wheels in the front and one wheel in the rear - the Elio. Its unique design makes the vehicle more aerodynamic with significantly higher gas mileage than standard vehicles.

The Elio

Target vehicle specifications for the Elio are as follows:

The Elio – Target Vehicle Specifications Overview
Body and chassis
Chassis/Body:	Unibody & panel
Layout:	Front engine, front-wheel drive, 3-wheeled, open front wheel
Powertrain
Engine:	0.9 liter 3 cylinder, 55 horsepower
Transmission:	5 speed manual or automatic manual transmission (AMT)
Dimensions
Wheelbase:	110 inches
Length:	160.5 inches
Track Width:	66.8 inches
Height:	54.2 inches
Target Curb Weight:	1350 pounds
Trunk Space:	27 inches x 14 inches x 10 inches (2.2 cubic feet)
Performance
0-60 mph:	10.8 seconds
Top Speed:	100 miles per hour+
Fuel Economy:	84 miles per gallon EPA highway; 49 miles per gallon EPA city
Range:	Up to 672 miles
Other
Fuel:	Unleaded gasoline
Fuel Capacity:	8 gallons

The Elio’s expected range is 672 miles, based upon an 8 gallon tank and 84 mpg highway, and greatly exceeds that of electric vehicles (typically 100 to 300 miles) and that of most other vehicles of its size (typically 300 to 400 miles)1. Configured in a three-wheel format, it is conceived with tandem seating for two passengers to travel in a front-to-back layout. With a targeted retail price of $7,4502 per vehicle, we believe that the Elio provides the efficiency and environmentally friendly benefits without the price premium, driving range anxiety or safety risks of electric or hybrid vehicles. Based on the current prototype and sources for components, the bill-of-materials, or BOM, cost has been developed, which is the largest component of the retail price for the Elio vehicle. At present, the current BOM and our desired profit margin would require a sales price of $7,526. However, during the prototype phase of any automotive vehicle program it is quite customary to have a gap between the design BOM and the cost target. The cost targets for the Elio have been set based on the management team’s collective past experience in sourcing

[1]	www.fueleconomy.gov
[2]	For a “base” vehicle optional accessories, destination/dlivery charges, taxes, title and registration hundreds of automotive components. Actual BOM costs can vary up or down during vehicle development as engineering changes are made and validated through testing. Through continuous product refinement during vehicle development, supplier negotiation closer to production and scale economies post-production, this cost gap is typically bridged. While design-decision driven costs are within our control, the commodity price fluctuations driven by energy prices are beyond our control.

The tandem seating design is a key component to the achievement of the Elio’s fuel efficiency; it reduces vehicle body3 width by half that of the typical side-by-side seated two to four passenger compact car (68.8 inches wide on average),4 minimizing the wind drag on the vehicle by a corresponding one-half. Drivers will further benefit from the vehicle’s three-wheel, two-passenger format as it permits them to utilize the High Occupancy Vehicle (HOV) or carpool lanes on roads and highways. By employing the three-wheel design, the vehicle qualifies as a motorcycle. The National Highway Traffic Safety Administration (NHTSA) defines a motorcycle as “a motor vehicle with motive power having a seat or saddle for the use of the rider and designed to travel on not more than three wheels in contact with the ground.” This three-wheel design lowers the degree of federal and state compliance requirements, as compared to vehicles with four wheels or more, and drastically reduces the cost of development and launch of the vehicle. While technically classified as a motorcycle, we have designed the Elio to meet the more stringent safety standards of cars.

Features and Options. The vehicle is designed to have the same standard comfort and functional features customers have come to expect in modern automobiles: air conditioning, heat, AM/FM stereo, power windows and door locks, airbags, auxiliary port(s), anti-lock brakes, and traction control. An automatic manual transmission (AMT) is an option. Other optional luxury features will be available as well, such as leather seats, power seats and various exterior body aesthetic add-ons. It will also have newer generation options, such as rear view/backup camera, remote engine ignition, GPS-mapping, navigation, web radio and custom body wrapping.

Customers will be able to select from seven different body color options: Rocket Silver, Sour Apple, Creamsicle, Red Hot, True Blue, Licorice and Marshmallow.

Vehicle Development and Existing Technologies Used. While the Elio is unique from what exists in the current market, many of its planned components and technologies are already in use and accessible in today’s automotive production market, thus reducing the need, costs and execution risks of vehicle development. Many components utilized in the construction of the vehicle’s interior, chassis, powertrain and body are either available off-the-shelf or can be modified from off-the-shelf items for use in production of the vehicle. “Off-the-shelf” means the components are in current production in other automaker vehicles and the component suppliers either own the production tooling and/or designs to these components or have the permission to sell these components to Elio Motors. The benefits of using off-the-shelf components are proven, durable performance and lowered costs due to economies of scale. We have already established letters of intent with industry-leading suppliers to provide the Elio’s systems and components, such as Linamar Corporation for the engine, Aisin for the transmission, and Hyundai Dymos, an affiliate of Hyundai Motors Group, for the seats.

Automakers generally outsource a significant portion of the vehicle components to third-party suppliers, just as we expect to do. According to the international management consulting firm, Oliver Wyman, in order to meet the evolving consumer demands and to remain competitive, suppliers’ share of the value creation in vehicle development was 77.3% in 2012 and is projected to increase to 81.1% by 2025.5 In addition, automakers single source components for a given vehicle platform, but use multiple suppliers for their portfolio of vehicle platforms in order to have pricing leverage over suppliers. Although we are single sourcing any given automotive component, our purchasing group has a reserve of two or three capable suppliers to protect against pricing or other supply risks. In fact, we have successfully switched suppliers for a few components already.

Unibody and Body Panel Design. The Elio has gone through design and engineering improvements throughout its development, and we have adopted a unibody design. The unibody provides a reduction in weight, improved manufacturability at high volume and improved safety by elimination of fumes during the MIG (metal inert gas) welding process. A unibody design also helps with the fit and finish of the vehicle by providing tighter manufacturing tolerances. This change also allows for the use of steel panels for the outer body. The combination of unibody design

[3]	Based on the width of the vehicle’s body from left side panel to right side panel, and distinct from track width
[4]	Edmunds.com as of 2007 (http://usatoday30.usatoday.com/money/autos/2007-07-15-little-big-cars_N.htm)
[5]	Oliver Wyman Automotive Manager 2014 Articles (http://www.oliverwyman.com/content/dam/oliver-wyman/global/en/2014/jul/17- 19_AM_2014_Boosting%20Engineering%20Performance.pdf)

and steel outer panels will improve the fit and finish and provide lower fixed and variable costs than composite panels. With the new metals for the outer body, we are able to lower the piece price of the components, lower tooling costs, improve cycle time, design to tighter manufacturing tolerances, improve crashworthiness and have a better overall product. This change also reduces the use of adhesives in the plant, which are volatile and a safety concern.

Engine/Powertrain. Perhaps the most critical aspect to the vehicle’s performance is the engine. The Elio engine is an inline 0.9 liter, 55 horsepower three-cylinder combustion engine, which has been custom-developed for us by IAV. Like the rest of the vehicle, it is designed to take advantage of off-the-shelf, proven components and is a great execution of current automotive technology. To achieve the Elio’s fuel efficiency and power requirements, our engine includes existing technologies found in production automobiles today, such as variable valve lift and exhaust gas recirculation.

Newly Tooled Parts and Components. While much of the vehicle’s construction involves readily available, off-the-shelf components and existing technologies, some parts are unique to the vehicle and will require new tooling to fabricate parts for production. As described above, the engine powertrain for the vehicle will involve a new engine with off-the-shelf parts where possible and unique parts where beneficial, such as the engine block, which is being manufactured by current market leaders in the space. The engine system, along with other powertrain, interior, chassis and body components will also require new parts production to accommodate the performance, styling and features of the vehicle.

Engineering and Development, to Date; Prototype Build and Design Validation. Our development process of the Elio comprises five stages: Concept Design, Engineering Analysis, Detailed Design, Prototype Build and Validation Testing. As of the date of this Annual Report on Form 1-K, we have made considerable progress through the first three stages of the vehicle’s development. We are currently in the prototype build stage. Through this process, the vehicle safety characteristics, the gasoline efficiency and the cost of manufacturing the vehicle will be confirmed.

We have used Technosports Creative (“Technosports”), a Livonia, Michigan-based prototype maker, to build Elio prototypes and certain other manufactured parts used in the engineering and safety testing process. To date, we have built five marketing (P1- P5) and three engineering (E1A, E1B, E1C) prototypes, with each newer model using the latest engineering design and improved components. Once additional funding is obtained, we will create eighteen engineering prototypes (second generation build, E1-2 series) using a combination of fabricated, soft-tooled and off-the-shelf components provided by the Elio suppliers, to validate the final design. The prototypes will be used for testing and design evaluation, initial structural performance correlation, and long lead system development. During the prototype build process, issues will be tracked and reported back to the vehicle engineering teams to be addressed.

A series of tests are planned for the prototypes, with some vehicles to be used for multiple tests. In certain instances, the prototype will actually be destroyed or severely damaged by the testing protocol. These tests will, among other things, cover the following systems or vehicle attributes (a) chassis and brake development (3 E1-2 vehicles), (b) ongoing marketing (1 E1-2 vehicle), (c) powertrain development (4 E1-2 vehicles), (d) safety structural impact testing (5 E1-2 vehicles), (e) durability load acquisition and early evaluation (2 E1-2 vehicles), (f) manufacturing development (1 E1-2 vehicle), (g) electrical development (1 E1-2 vehicle), and body and interior development (1 E1-2 vehicle). The specific number of vehicles used for particular tests may vary depending on the outcome of the actual tests. The number of E1-2 vehicle prototypes being used for a particular set of tests are based upon the currently planned testing protocols as of the date of this Annual Report.

Since the Elio is classified as a motorcycle under the Federal Motor Vehicle Safety Standards and Regulations, the Elio does not have to meet any destructive safety tests. The crash safety testing for the Elio will be done purely as a due care measure and not because of any regulatory requirement. On the other hand, in order to be eligible for the Advanced Technology Vehicles Manufacturing (ATVM) loan, the Elio has to qualify as an “ultra-efficient vehicle” that achieves at least 75 miles per gallon6 while operating on diesel or gasoline. The Department of Energy (DOE) has informed us that Elio Motors has met the technical eligibility criteria for the ATVM loan based on preliminary analysis. However, it is possible that DOE may require physical testing of the Elio for validation of miles per gallon prior to disbursement of the ATVM loan. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation-Plan of Operations and Related Sources of Liquidity” for more details on the ATVM loan program and our other sources of liquidity.

[6]	ATVM’s 75 miles per gallon is based on the corporate average fuel economy (CAFÉ) test method, which is a combined highway and city mileage number. The Elio is expected to achieve 92 mpg measured under the CAFE test method. On the other hand, the Elio’s projected 84 miles per gallon is a highway mileage number, which is based on EPA’s test method, which involves real-world driving conditions.

Cost Estimates Developed with Vendors. We have also made considerable progress towards identifying and procuring component and parts supply partners who will provide the setup for and future production of components in the vehicle at the start of production. As of early 2017, we had obtained cost estimates for over 90% of our potential parts and components supply partners, with detailed estimates from each supplier for the pre-production equipment tooling and the per part costs (based on vehicle production volumes).

Our Competitive Strengths

Using American ingenuity, the Elio combines features that we believe to be most significant to vehicle consumers:

•	A Vehicle for the Masses Offering Value at a Compelling Price. With a targeted base price of $7,450 prior to destination/delivery charges, taxes, title, registration and options, we believe the Elio provides mobility for the masses. It is a vehicle within most consumer’s budget, which can serve as an affordable first vehicle or a third vehicle for the appropriate market segments. In addition to the low purchase cost, we expect the total cost of operating an Elio to be substantially below that of any available vehicle due largely to its anticipated fuel efficiency. Antilock braking systems (“ABS”), electronic stability control (“ESC”), air conditioning and heat, AM/FM stereo and power windows and power locks all come standard on the Elio and offer a compelling value proposition that appeals to a broad market across the entire income spectrum.
•	Low Execution Risk. In engineering the Elio, we focused on limiting the execution risk in production by utilizing existing, proven technology, such as a combustion engine and off-the-shelf components where possible. Additionally, we have revolutionized the option and customization process moving them out of the manufacturing phase into customization studios. Instead of manufacturing numerous different versions of each model based on the various available trim and option packages, we have streamlined the manufacturing process to produce only 2 vehicle types, resulting from the choice of either manual or automatic transmissions. Each type is available in one of seven colors, for a total of 14 combinations. As a result, the Elio has only 483 end parts provided by approximately 60 suppliers. For comparison purposes, a Toyota Camry has approximately 30,000 parts[7] and, according to Roush Industries, Toyota relies on over 1,000 suppliers. In addition, the lack of reliance on new or untested technology significantly diminishes pre-commercialization startup costs.
•	Revolutionary Sales, Customization and Delivery Network. Although no sites have been selected yet, we plan to open an average of two stores in each of the top sixty metropolitan markets, offering an Elio-branded experience rather than the traditional dealer network. We plan to strategically locate these retail stores within nine hours of one of our seven customization studios stocked with base model Elios manufactured in our Shreveport facility. We intend for our sales and distribution network to offer a compelling customer experience, while achieving operating efficiencies and capturing sales revenues traditional automobile manufacturers do not generally receive in the franchised sales and distribution network model. Our revolutionary ePlus system will offer consumers point-of-sale install options. It will allow them to choose the individualized options and upgrades they want, rather than selecting luxury, standard or deluxe pre-set package systems. We expect that the proximity of our retail stores to our customization studios will allow us to deliver customized vehicles within approximately twenty-four hours of purchase. Finally, we have entered into a memorandum of understanding with ADESA under which they have agreed to provide the customization studio sites for option installation. We have also agreed with CarsArrive for it to transport vehicles from customization studios to the stores for customer delivery.
•	Experienced Automotive Industry Leadership. We have a board of directors with a combined 127 years of leadership experience in automobile manufacturing, auto parts, and new model launches, which we can leverage. This team includes: James Holden, former President and Chief Executive Officer of DaimlerChrysler Corporation; Kenneth Way, former chairman and chief executive officer of Lear Corporation; and David Schembri, former president of Smart USA.
[7]	http://www.toyota.co.jp/en/kids/faq/d/01/04/

Our Key Growth Strategies

We have identified the following keys to our success:

•	Established Supply Chain and BOM. We believe the successful launch of the Elio is critical to our ability to capitalize on this opportunity in the automotive industry and fulfill our growing reservation base. We have attracted the best of the global supply base to provide us with the parts required for manufacturing the Elio. We have identified a supplier for every part on the vehicle and have over 90% of our required supplier quotes in place already and are in discussions with the remaining suppliers. This support from our suppliers will be critical to Elio’s success. The companies helping us launch our vehicle are the same companies that supply parts to all the major auto manufacturers.
•	Compete in Multiple Market Segments. The Elio’s value proposition will allow it to compete in several market segments. While we believe the Elio will be part of the new car market, we will focus primarily on competing in the used car and clunker markets. Due to the Elio’s lower base price, we believe it presents an attractive alternative to consumers currently shopping in (i) the used car market segment, where the average transaction price for a ten-year old vehicle is still approximately $7,700, and (ii) the clunker market segment, which is comprised of vehicles six to fourteen years old or older (referred to as “clunkers”) and drivers who do not want to (or cannot) purchase a substantially better vehicle. We believe the Elio provides an attractive alternative that cannot be matched by other currently available vehicles because it is a relevant option whether a consumer is looking for a new or used car or has a Clunker.
•	Build and Leverage Strategic Relationships. Throughout the design and development of the Elio, we have gathered the support of the top suppliers and aftermarket service providers. Our suppliers are anticipated to include Bosch, Continental Automotive, Aisin, Roush, IAV and Guardian Glass. Additionally, we have partnered with Pep Boys (through a memorandum of understanding) to provide aftermarket service on the Elio through its existing base of approximately 7,000 service bays at over 800 service centers in United States and Puerto Rico. These locations cover 90% of the markets in which we anticipate operating.
•	Strategic Expansion of Company and Brand. While we are focused initially on launching the Elio in the United States, once established in the United States, there is significant opportunity for global expansion. We believe the Elio will be in high demand globally due to its affordability and fuel efficiency. In the lead up to the launch of the Elio, we have limited our marketing activities to focus our capital on engineering and development activities. Despite our limited marketing, we have achieved a brand awareness of 6.5%. As we ramp up our marketing efforts, we expect to increase our brand awareness to the levels closer to that of current auto companies. Further brand awareness leading up to production will also drive increased reservations prior to launch.

Market Considerations

We will initially be selling into the U.S. automobile market, which is highly competitive. We have examined various considerations with regard to the Elio’s market impact, including driving cost analyses, the Elio’s unique profile, cost comparisons to existing vehicles in the market, market testing and target consumer markets.

Driving Cost Analyses. We expect the total cost of operating an Elio to be substantially below that of any available vehicle due largely to its anticipated fuel efficiency.

Unique profile. We have carefully assessed whether a two-passenger vehicle profile will be an impediment to broad market acceptance. According to a survey of 150,000 households completed by the US Department of Transportation’s Federal Highway Administration in 2009 (the “2009 National Household Travel Survey”), the average vehicle occupancy across all types of trips (work, shopping, family errands, and social and recreational) totaled 1.67. When traveling to and from work, the average vehicle occupancy declined to just 1.13, suggesting that almost all work commutes by automobile are made with the driver as the sole vehicle occupant. Only social and recreational trips averaged more than two occupants, measuring at 2.2.

Cost comparisons to existing vehicles. When compared to internal combustion engine vehicles (i.e., those powered by gasoline or diesel oil), the Elio is substantially more attractive on the basis of purchase cost, operating costs and efficiency. When compared to electric vehicle alternatives, the Elio still represents a significantly better value proposition on the basis of purchase cost and convenience. Electric vehicles range in purchase cost from $23,000 (Mitsubishi i-MiEV) to $90,000 (Tesla Model X), and the lack of available charging stations limits the driving range of many of the models, making them less convenient and impractical for longer trips.

Market testing. Since May 2013, we have been touring a prototype Elio across the United States to build awareness, gather feedback and refine the offering. The vehicle has been well received at more than 150 events nationwide. We have been taking reservations through our website for future production models of the Elio, which require deposits of $100 to $1,000, with the average deposit received per reservation of $429, with 95% of the reservation dollar amounts being non-refundable. In August 2016, an offer was circulated that until the Company reached 65,000 total reservations, non-refundable reservation holders will receive a locked price of $7,300, exclusive of destination/delivery charges, taxes, title, registration, and options/installation. As a special incentive if non-refundable reservation holders made a binding purchase commitment, the locked price is reduced to $7,000. As of December 31, 2017, the Company had received 65,463 total reservations, of which 36,597 had received the locked price of $7,300 and 21,195 had made a binding purchase commitment and had received the locked price of $7,000.

Validation from Global Suppliers - One of the reasons we have been able to attract key players from the global supply base is they also seem to believe that the Elio will be a high volume vehicle. Generally, that insight comes from comments by executives of these organizations about Elio. Additionally, one global supplier performed its own market analysis before committing to partner with Elio. That market analysis predicts annual U.S. demand for the Elio in excess of 315,000 vehicles.

Target markets. We have surveyed consumers several times to understand the groups most likely to purchase an Elio. The results of these surveys indicate that the demographics of an Elio purchaser will evolve, as the initial purchasers, or “early adopters,” will have a slightly different demographic profile than the broader group of purchasers anticipated in future years. Based on our analyses, we are targeting the Used Car market, the Clunker Replacement market, and the Third Vehicle market.

•	Used Car Market - According to the 2009 National Household Travel Survey, there were 1.86 vehicles per household, and greater than 41 million households had two vehicles, accounting for 36.3% of all US households. The 2014 Used Car Industry Report published by the National Independent Automobile Dealers Association indicated that for 2013, 41.99 million used vehicles and 15.58 new vehicles were sold. The 2014 Used Vehicle Market Report prepared by Edmunds.com revealed that the average transaction price for a ten-year old vehicle was $7,689. We believe that purchasing a new, fuel efficient Elio with full warranties presents an attractive alternative to purchasing a used car with 120,000 miles on it for $7,689, especially first-time buyers and college students.
•	Clunker Segment - Of the 258 million[8] vehicles on the road in the U.S. today, 120 million are six to 14 years old or older, or “Clunkers.” This segment consists of clunker drivers who today, have no intention of getting a different vehicle. They do not want to (or cannot) purchase a substantially better vehicle. Given the low upfront cost of the Elio and its low operating cost, we believe that the Elio will stand out as a newer, lost-cost alternative for clunker drivers. If one were to finance the cost of the Elio over six years, and replace a vehicle with 18 miles per gallon or less, the savings on gas from the new Elio would entirely pay for the vehicle.[9]
•	“And” Vehicle - We had Berline (a Detroit advertising agency) perform a survey to assess the market for the Elio. Berline surveyed 2,000 people who watched a video about the Elio and then completed a questionnaire. 23.8% of the respondents classified themselves as either “Very Likely” or “Extremely Likely” to purchase an Elio, an impressive result for a new vehicle. Even more interesting, 72.7% of this group of “Very Likely” or “Extremely Likely” indicated they would buy an Elio in addition to their current vehicles. As a result of the affordability and fuel efficiency of the Elio, we believe one-car or two-car households will be able to affordably purchase a cost-effective Elio as a convenient option to supplement their current car(s). Instead of replacing an existing vehicle, consumers could retain their existing minivan or SUV for family outings but use the fuel efficient and HOV eligible Elio for commuting to work - as an “And” vehicle.

Reservations for an Elio

Since 2013, we have been accepting reservation deposits ranging from $100 to $1,000 for purposes of securing vehicle production slots. We offer reservations on a non-refundable and refundable basis at the following levels:

[8]	IHS Automotive. (2015). Average Age of Light Vehicles in the U.S. Rises Slightly in 2015 to 11.5 years, IHS Reports [Press release]. Retrieved from http://press.ihs.com/press-release/automotive/average-age-light-vehicles-us-rises-slightly-2015-115-years-ihs-reports.
[9]	Assumes price of gas is $2.75 per gallon, vehicle is driven approximately 15,000 miles per year, cost of an Elio is $7,600, and the Elio gets 64.75 miles per gallon (composite), and a 5% interest rate.

$1,000, $500, $250 and $100. Those holding non-refundable reservations have priority over those holding refundable reservations and within each group, those with higher deposits have greater preference over those with lower deposits. Non-refundable deposit customers also receive a sales discount of up to 50% of the non-refundable deposit, up to $500 per deposit. As of December 31, 2017 and 2016, future committed sales discounts offered amounted to approximately $15.63 million, and $12.12 million, respectively. As of December 31, 2017 and 2016, we received refundable deposits of approximately $1.20 million, and $1.25 million, respectively, which are included as current liabilities on our balance sheets. As of December 31, 2017 and 2016, we received nonrefundable deposits of approximately $26.86 million, $26.04 million, respectively, which are included as long-term liabilities on our balance sheets.

Sales and Service Model

Sales Model. The sales model for our vehicle is based on the establishment and operation of our own retail store network, as opposed to the conventional model utilizing factory-authorized dealer franchises. Our distribution model is designed to enable customers to choose specific options for their vehicles at the point-of-sale. Since they will be purchasing directly from the manufacturer, customers would be able to obtain their desired mix of options and features, rather than choosing from pre-set option packages. With seven color choices and the choice of either a manual or automatic transmission, there will be 14 vehicle combinations available. Customers can then select from an extensive list of add-ons to fully customize their vehicles beyond these 14 base models.

We envision situating our stores as small, stand-alone locations in highly visible community shopping centers of major cities, in which three full-size Elio vehicles can be displayed - one inside the store and two (a standard and an automatic) outside the store to accommodate test drives. Customers would access four to six interactive kiosks placed in-store to assist in their vehicle and vehicle options choices, providing such information as option/accessory menus, pricing, warranty information, service locations and financing options. With only three vehicles being displayed, our retail stores are expected to comprise approximately 4,000 square feet of space.

Fulfillment and Delivery. Once a customer has finalized his/her vehicle and option selections, the order would be transmitted to one of several Elio marshaling/configuration centers, positioned within nine hours of an Elio retail store. These marshaling centers would maintain a stock of base vehicles, provide parts installation of customers’ selected option add-ons to the vehicles, and facilitate the delivery of the vehicle to the retail location of purchase. We expect vehicle orders to be transmitted real time throughout the day, then build and customize a base vehicle according to the customer’s specifications. To provide the marshaling services, we have entered into a memorandum of understanding with ADESA, a large national provider of vehicle remarketing services to automotive manufacturers, financial institutions, vehicle rental companies, and fleet management companies.

Service. Since our retail stores are planned only as sales and distribution locations, we have identified an outsourced service partner - The Pep Boys - Manny, Moe & Jack, a publicly-traded, national provider and retailer of automotive aftermarket service and parts. We believe that with an existing base of approximately 800 service centers in 36 states located in 90% of the markets in which we will operate, Pep Boys has the right combination of brand recognition and customer focus for its desired factory authorized service provider. We entered into a preliminary memorandum of understanding as a first step towards securing this working relationship.

Production Plan

Manufacturing Facility. See “-Properties” for a description of the manufacturing facility.

Sourcing. We intend to sole-source components initially from major component suppliers under multi-year supply agreements and develop dual sources of certain components as quickly as practical.

Production Plan. We have developed the facility layout and production plan, based on the significant automotive experience of our manufacturing team. The facility layout has been developed to utilize the existing infrastructure and flexible design of the buildings at the Shreveport facility. Our present launch plan covers a 76-week timetable, which includes a build of 158 pre-production (S-1) prototypes. These prototypes will be utilized solely for the testing of the vehicles. We will test the integration of the components provided off of production tooling. Through numerous tests, validation, durability and crashworthiness verification, we will obtain certification of the vehicles for compliance with government requirements. This phase of testing is categorized as Production Verification. These prototypes will be built using hard tooling with the majority assembled in Shreveport at our production facility. The additional timeline is also required for the integration of the body shop, paint line and powertrain assembly lines in Shreveport, based on current vendor estimates.

Management is committed to making this vehicle available to the public as soon as possible. However, in order to move into production, we require a significant cash inflow to kick-off long lead time production equipment and tooling. Currently, we must raise an estimated $376.6 million in new investment (of a total budget of $531.2 million) to fund production through cashflow positive. This amount is exclusive of approximately (a) $110.5 million which we assume will be obtained through additional reservation deposits, and (b) sales margin of $44.1 million which we assume will result from our initial customer deliveries of the Elio. We note that as we are in the prototype build stage of development, the amount that we need to raise may change. Our anticipated production timetable is dependent upon receiving such funding in a timely manner, and delays in obtaining additional funding will delay our production timetable. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation-Plan of Operations and Related Sources of Liquidity” for a more detailed discussion of our liquidity sources.

Intellectual Property

Patents. In order to minimize the cost of bringing the Elio to market, we have chosen not to apply for patents for any of our mechanical innovations related to our development of the Elio. This means that others could develop a vehicle with a similar design and produce a competing product, which would adversely affect our business, prospects, financial condition and operating results. If we are able to successfully launch the Elio, we expect that other companies - whether they are traditional auto companies, motorcycle companies, or other startups - would attempt to begin producing their own three-wheeled vehicles. However, we believe Elio Motors would be well-positioned due to the following:

•	We will be several years ahead of the competition in terms of the design and production capabilities.
•	We will have established a network of automotive supplier relationships that are not easily duplicated by motorcycle manufacturers or other startups.
•	We believe we have created a sustainable brand loyalty through the manner in which we treat our customers. The Elio is being deliberately priced at the $7,450 base price target even though the market will bear a higher price without any competitors at the outset. By not opportunistically overpricing the Elio, it will be difficult for competitors to attract Elio customers away. We believe that most major auto manufacturers are saddled with legacy costs (pension obligations, etc.) and massive corporate infrastructure and overhead that would make it very difficult for them to compete with our targeted $7,450 base price.

Trademark and Trade Name. We have registered the following with the United States Patent and Trademark Office:

•	“ELIO and Design” (the logo consisting of the name “Elio” in a circle) - Registered April 8, 2014, registration number 4510655.
•	“ELIO MOTORS” (name only) - Registered September 2, 2014, registration number 4598749.

Government Regulation

Many governmental standards and regulations relating to safety, fuel economy, emissions control, noise control, vehicle recycling, substances of concern, vehicle damage, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States, Europe, and elsewhere. In addition, manufacturing and other automotive assembly facilities in the United States, Europe, and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. The most significant of the standards and regulations affecting us are discussed below:

Mobile Source Emissions Control. The federal Clean Air Act imposes stringent limits on the amount of regulated pollutants that lawfully may be emitted by new vehicles and engines produced for sale in the United States. The current (“Tier 2”) emissions regulations promulgated by the Environmental Protection Agency, or EPA, set standards for motorcycles. Tier 2 emissions standards also establish durability requirements for emissions components to 5 years or 30,000 kilometers.

California has received a waiver from the EPA to establish its own unique emissions control standards for certain regulated pollutants. New vehicles and engines sold in California must be certified by the California Air Resources Board, or CARB. CARB’s emissions standards for motorcycles are in line with those of the EPA. We currently expect that the Elio will meet and exceed both the EPA’s and CARB’s standards.

Motor Vehicle Safety. The National Highway Traffic Safety Administration, or NHTSA, defines a motorcycle as “a motor vehicle with motive power having a seat or saddle for the use of the rider and designed to travel on not more than three wheels in contact with the ground.” In order for a manufacturer to sell motorcycles in the U.S., the manufacturer has to self-certify to meet a certain set of regulatory requirements promulgated by the NHTSA in its Federal Motor Vehicle Safety Standards, or FMVSS.

Our FMVSS strategy is designed to meet motorcycle requirements and conform as much as possible to automotive FMVSS requirements while not violating the motorcycle requirements that we must meet.

The National Traffic and Motor Vehicle Safety Act of 1966, or Safety Act, regulates vehicles and vehicle equipment in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable vehicle safety standards established by NHTSA. Meeting or exceeding many safety standards is costly, in part because the standards tend to conflict with the need to reduce vehicle weight in order to meet emissions and fuel economy standards. Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer is obligated to recall vehicles if it determines the vehicles do not comply with a safety standard. If we or NHTSA determine that either a safety defect or noncompliance exists with respect to any of our vehicles, the cost of such recall campaigns could be substantial.

Operator’s License and Helmet Requirements. Since the Elio is a motorcycle by NHTSA definition, laws and regulations pertaining to the operation of a motorcycle and wearing a helmet apply to us. We have worked with state legislatures to seek an exemption from the application of these requirements. As of this date, two states require the use of helmets while operating an enclosed three-wheel vehicle if the operator is under a specified age (generally under 18).10

The American Association of Motor Vehicle Administrators (AAMVA), which is a tax-exempt, nonprofit organization developing model programs in motor vehicle administration, law enforcement and highway safety, and which represents the state and provincial officials in the United States and Canada who administer and enforce motor vehicle laws, issued a report in October 2013, titled “Best Practices for the Regulation of Three-Wheel Vehicles.” In that report, the AAMVA distinguishes a traditional threewheel motorcycle from what it calls an “autocycle” - a three-wheel motorcycle that has a steering wheel and seating that does not require the operator to straddle or sit astride it. In addition, the AAMVA issued the following recommendations for autocycles:

•	Registering autocycles differently than three-wheel motorcycles - using AU instead of 3W for the body style and creating a distinguishing plate alpha/numeric configuration or using a distinguishing feature on the plate to indicate the vehicle is registered as an autocycle; and
•	With respect to driver license requirements, allowing operation of autocycles with a standard automobile license.

As of this date, 38 states recognize the definition of autocycle (in most cases, with the added provision that it must be an enclosed or partially enclosed motorcycle).

Pollution Control Costs. We are required to comply with stationary source air and water pollution and hazardous waste control standards that are now in effect or are scheduled to come into effect with respect to our manufacturing operations. We do not yet have an estimate of the cost of compliance.

Motor Vehicle Manufacturer and Dealer Regulation. State laws regulate the manufacture, distribution, and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state. As described above in “-Sales and Service Model,” establishing and operating our own retail store network means that we will need to secure dealer licenses in order to do so. It will not be possible to obtain a dealer license in all 50 states since a few states presently do not permit motor vehicle manufacturers to be licensed as dealers or to act in the capacity as a dealer, or otherwise restrict a manufacturer’s ability to deliver vehicles. Where we are unable to obtain a dealer license, we may have to conduct sales out of the state using our website, phone or mail. We do not yet have an estimate of the cost of compliance with motor vehicle manufacturer and dealer regulations.

The Company will need to initiate a 50-state survey of the regulatory landscape surrounding the direct sales of motorcycles or autocycles. Once the survey is complete, we intend to pursue a legislative approach to amend current laws, which would permit autocycle manufacturers such as Elio Motors to sell autocycles directly to consumers. In

[10]	Alaska and Maine.

those states that would ban direct sales even after all legislative efforts have been exhausted, we plan to open and operate galleries, where customers would be able to view the Elio vehicles and then would be directed to the Company’s website to complete their purchase. We expect that certain customers may in fact be deterred from purchasing exclusively online.

Competition

The worldwide automotive market, particularly for economy and alternative fuel vehicles, is highly competitive today, and we expect it will become even more so in the future. Other manufacturers have entered the three-wheeled vehicle market, and we expect additional competitors to enter this market within the next several years. As they do so, we expect that we will experience significant competition. With respect to the Elio, we also face strong competition from established automobile manufacturers, including manufacturers of high-MPG vehicles, such as Ford, Fiat, Nissan, Volkswagen, Chevrolet, BMW, Mitsubishi, Toyota, Honda, Smart and Tesla Motors.

Most of our current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

Furthermore, certain large manufacturers offer financing and leasing options on their vehicles and also have the ability to market vehicles at a substantial discount, provided that the vehicles are financed through their affiliated financing company. We do not currently offer any form of direct financing on our vehicles. The lack of our direct financing options and the absence of customary vehicle discounts could put us at a competitive disadvantage.

We expect competition in our industry to intensify in the future in light of increased demand for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our vehicles or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

Research and Development

During the fiscal years ended December 31, 2017, 2016 and 2015, we spent approximately $1.48 million, $20.08 million, and $2.09 million, respectively, on engineering, research and development activities. The 2016 increase in engineering was driven by our successful Regulation A offering.

Employees

As of December 31, 2017, we employed a total of 6 full-time and 3 part-time people. None of our employees are covered by a collective bargaining agreement. Most of the significant engineering work on the Elio design has occurred through our prospective suppliers and partners and engineering consultants. In January 2017, because of limited cash resources, we furloughed several employees until additional funding is in place.

Legal Proceedings

On July 10, 2017, the Louisiana Motor Vehicle Commission (the “LMVC”) determined that the Company was in violation of certain state laws by operating as a manufacturer and dealer without a license. The LMVC entered a judgment against the Company in the amount of $545,000: $272,500 for not having a manufacturer’s license and $272,500 for not having an automobile dealer’s license. The LMVC ordered the Company to obtain both licenses to manufacture and deal in Louisiana and to place all refundable reservations into a trust account within 60 days of the LMVC’s decision, or face a daily fine of $5,000. The Company does not believe the LMVC’s administrative decision is a valid application of the law. As a result, it filed a petition for judicial review of the decision. The Company recorded an accrued liability of $545,000 as a general and administrative expense in the accompanying Statement of Operations for the year ended December 31, 2017.

A hearing was held May 15, 2018, and the court found the penalty previously imposed against the Company by the LMVC to be excessive and reduced the fine from $545,000 to $76,500: $38,250 for not having a manufacturer’s license and $38,250 for not having an automobile dealer’s license. The Court ordered the Company provide proof of its establishment of a trust account into which all amounts collected for refundable reservation payments are deposited and proof of the deposits into such account within 60 days, or face an additional daily fine of $1,000. The Court also assessed the Company the cost of the legal proceedings and LMVC’s attorney fees. The Company plans to vigorously appeal the ruling and the Court’s application of the licensing requirements to a company, which has neither manufactured nor sold a vehicle as of the date of the decision. Based upon the lower court decision, the Company has reduced the accrued liability from $545,000 to $76,500 during the 2nd quarter of 2018.

On April 24, 2018 a vendor filed a complaint against the Company in the United States District Court for the Northern District of Illinois Eastern Division. The complaint alleges a breach of contract for failure to pay for services provided to the Company between September 2016 and December 2017. At December 31, 2017 and 2016, the Company had $304,515 and $245,956, respectively, recorded in accounts payable related to that vendor. On May 22, 2018, the Company reached a settlement agreement, paying the vendor $83,000 for the full and final settlement for all claims arising from the litigation.

Properties

Our principal office is located at 2942 North 24th Street, Suite 114-700, Phoenix, Arizona, which is a mailing address of an executive suite leased on a month-to-month basis for $57 per month. In June 2016, we entered into a two-year lease agreement for administrative offices located in Phoenix, Arizona for a total of $2,557 per month.

In 2013, we acquired the former General Motors (GM) light truck assembly plant in Shreveport, Louisiana to house our manufacturing operations. The property was one of the facilities transferred to the Revitalizing Auto Communities Environmental Response (“Racer”) Trust in March 2011, which was created to redevelop and sell 89 former GM facilities. The facility equipment was purchased by us from the Racer Trust, with all of the GM manufacturing equipment in place, for $3 million in cash and a $23 million promissory note. The real property was purchased by an affiliate of Industrial Realty Group, LLC (“IRG”), the Shreveport Business Park, LLC, for $7.5 million. IRG and Shreveport Business Park, LLC are entities owned and controlled by Stuart Lichter, one of our directors and significant stockholders.

A portion of the purchased machinery and equipment secures a promissory note due to CH Capital Lending, LLC in the principal amount of $9.85 million. Interest accrues on the note at 10% per annum, which was due on July 31, 2015. We entered into an extension agreement with CH Capital Lending, LLC in which CH Capital Lending, LLC has agreed to extend the maturity date of the note to July 31, 2018. The extension required a payment of $350,000 on August 1, 2017 and $50,000 per month thereafter. On August 11, 2017 the Company entered into the first amendment to the second loan extension, which extended the due date of the $350,000 payment from August 1, 2017 to November 1, 2017, and $50,000 per month thereafter.

On April 30, 2018 the Company entered into the second amendment to the second loan extension agreement with CH Capital Lending, LLC, which extended the due date of the $650,000 due under the first amendment of the second loan extension until July 31, 2018. As a condition of the foregoing extension, the Company paid $162,500 to CH Capital Lending, LLC, on May 2, 2018, which was applied to and reduced the $650,000 owed to the Company. The agreement further obligated the Company to pay CH Capital $50,000 per month, no later than the first day of each month, beginning June 1, 2018. CH Capital Lending, LLC is an affiliate of Stuart Lichter and Mr. Lichter has guaranteed the repayment of this note. At December 31, 2017 and 2016, the unpaid principal balance of the note was $4,110,757 and $4,771,214, respectively. See Note 7 Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation.

The note to Racer Trust is secured by a lien subordinated to the lien of CH Capital Lending, LLC on certain machinery and equipment and is non-interest bearing, but has default interest of 18% per annum. On May 31, 2017, we entered into additional agreements with Racer Trust that further extended the payments until July 31, 2017, with monthly installments resuming on August 1, 2017 and extended the maturity date of the note to July 31, 2018. On July 1, 2017 we entered into a forbearance agreement that extended the payments until September 30, 2017, with payments commencing October 1, 2017. On September 30, 2017, the Company amended the forbearance agreement with Racer Trust extending the payments until January 1, 2018, provided that the Company pay to Racer Trust a $10,000 monthly administrative fee for October 2017, November 2017, and December 2017.

On January 1, 2018, the Company entered into an additional amendment to the forbearance agreement with Racer Trust. Under the terms of the amendment the Company shall pay RacerTrust on or before July 10, 2018 $3,934,256, which is the sum of the unpaid monthly amounts and late fees due to Racer Trust. Default interest of 18% per annum continued to accrue as of October 1, 2016.

As of December 31, 2017 and 2016, the outstanding principal balance was $21,126,147 and $21,126,147, respectively. See Note 7 Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation.

We identified equipment in the Shreveport plant that will not be used in production of the Elio and made the equipment available for sale. Through December 31, 2017, we have received net proceeds of $5.74 million from the sale of equipment, which has been applied to principal on the CH Capital Lending, LLC note. As of December 31, 2017, an additional $927 thousand in equipment was available for sale. We believe that approximately $56 thousand will be sold in 2018 and approximately $872 thousand will be sold in 2019 or beyond. As such, $56,107 has been recorded as assets held for sale in the December 31, 2017 balance sheet, and the remaining balance is included in net machinery and equipment.

GM invested $1.5 billion during the 2002 expansion of the facility and as a result, it is one of the most modern automobile manufacturing facilities in North America, with fully integrated chassis conveyors, and moving workstations for engine, interior, body, and glass installation and fluid filling.11 We believe that the use of this facility by us greatly lowers start-up production risks of the project, prospectively saving as much as $350 million in facility and equipment costs prior to the start of production.

The facility is located on approximately 437 acres in Caddo Parish, in an industrial park southwest of Shreveport, Louisiana. There are three main structures on the property, excluding the wastewater treatment and power generation facilities. The three structures include the general assembly building (to be used by us), the former metal stamping and body manufacturing building (not to be used by us) and the original manufacturing building and paint shop (to be partially used by us). Of the approximately 3.2 million square feet of manufacturing space, we will utilize less than a third.

The facility is located 2 miles from Interstate 20 and approximately 12 miles from downtown Shreveport. It is serviced by 7 active rail spurs, utilized for delivery of raw material and component supplies to the factory floor, as well as for the loading and rail transport of finished vehicles in the marshaling and shipping yard (to be used by us) at the northern end of the property.

In December 2013, we entered into an agreement with Shreveport Business Park, LLC to lease 997,375 rentable square feet of manufacturing and warehouse space for a 25-year term, which provides for a rent-free period until the earlier of four months after the start of production or August 1, 2015, after which the base rent will be $249,344 per month. We have two options to extend the term of the lease for 25 additional years each, as well as an option to expand into additional space. Since December 2013, we have been obligated to pay taxes, insurance expenses and common expenses with respect to this space. On November 17, 2016, we entered into an amendment to the lease which converted the accrued and projected payments and common area maintenance, insurance and tax charges, to Series C Preferred Stock and a warrant to purchase an additional 25,000 shares of the Company’s common stock, as discussed in Note 8 Capital Sublease Obligation of the Notes to Financial Statements.

The November 17, 2016 amendment also converted projected sublease payments of $2,992,125 and projected lease charges of $598,324 into 96,380 shares of the Company’s Series D Convertible Preferred Stock, which convert into an equal number of shares of the Company’s common stock. This conversion was effective on January 1, 2017 and prepaid the sublease payments and lease charges through December 31, 2017.

On December 28, 2017, the Company entered into the third amendment with Shreveport Business Park, LLC. Under the third amendment of the leased space shall be reduced by 152,557 square feet effective January 1, 2018.

[11]	https://usatoday30.usatoday.com/money/autos/2009-06-24-Gmm-plant_N.htm; http://www.inautonews.com/the-last-chevrolet-colorado-truck-rolled-off-the-shreveport-assembly-plant

As a result of the reduction in square feet, the base rent shall be $211,205. On April 30, 2018, the Company entered into the fourth amendment with Shreveport Business Park, LLC. The terms of the new agreement deferred the monthly lease and lease related charges beginning January 1, 2018 through July 31, 2018. As required by the agreement, the Company made a payment of $387,811 on May 2, 2018 with an additional $1,848,100 due on or before July 31, 2018. The agreement stipulates that monthly payments shall begin on August 1, 2018.

Among the terms of the Company’s purchase agreement with Racer Trust was an agreement to use and develop the property so as to create at least 1,500 new jobs. The Company agreed that if it had not created 1,500 new jobs by February 28, 2016, it would pay Racer $5,000 for each full-time, permanent direct job that fell below the required number. This commitment was extended until July 1, 2017. At December 31, 2016, the Company recorded an accrued liability of $7,500,000, and the expense is included in general and administrative expenses in the Statement of Operations. On May 31, 2017, the Company entered into a third amendment and extended the deadline of this agreement to September 1, 2019. At that time, the Company has reclassified the estimate as another long-term liability. The Company will continue to monitor the jobs creation agreement, and will reverse the accrual once funding has been achieved and the likelihood of meeting the September 1, 2019 is probable.

Item 1A.	Risk Factors

Our future operating results could differ materially from the results described in this Annual Report on Form 1-K due to the risks and uncertainties described below. You should consider carefully the following information about risks below in evaluating our business. If any of the following risks actually occur, our business, financial conditions, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock would likely decline.

We cannot assure investors that our assumptions and expectations will prove to be correct. Important factors could cause our actual results to differ materially from those indicated or implied by forward-looking statements. See “Note Regarding Forward-Looking Statements” in this Annual Report on Form 1-K. Factors that could cause or contribute to such differences include those factors discussed below.

Risks Related to Our Business and Industry

We are a development stage company with a limited operating history, which makes evaluating our business and future prospects difficult, and may increase the risk of your investment.

Our limited operating history makes evaluating our business and future prospects difficult, and may increase the risk of an investment in our company. You must consider the risks and difficulties we face as a development stage company with limited operating history. Elio Motors was formed in October 2009. We have not yet produced or delivered our first vehicle and we have not generated any revenues. If we do not successfully address these risks, our business, prospects, operating results and financial condition will be materially and adversely harmed.

The Elio is still in development, and we do not expect to start delivering vehicles to customers until late 2019.

The Elio is still in development, and we do not expect to start delivering to customers until late 2019. The Elio vehicle requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.

We have a history of losses and we expect significant increases in our costs and expenses to result in continuing losses for at least the foreseeable future.

For the fiscal year ended December 31, 2017, we generated a loss of approximately $23.26 million, bringing the accumulated deficit to approximately $164.55 million at December 31, 2017. We anticipate generating a significant loss for the year ending December 31, 2018. The independent auditor’s report on our financial statements includes an explanatory paragraph relating to our ability to continue as a going concern.

We expect significant increases in costs and expenses to result in continuing losses for the foreseeable future. We have not generated any revenues and even if we are able to successfully develop the Elio, there can be no assurance that it will be commercially successful.

We expect the rate at which we will incur losses to increase significantly in future periods from current levels as we:

•	design, develop and manufacture the Elio and its components;
•	develop and equip our manufacturing facility;
•	build up inventories of parts and components for the Elio;
•	open Elio Motors stores;
•	expand our design, development, maintenance and repair capabilities;
•	develop and increase our sales and marketing activities; and
•	develop and increase our general and administrative functions to support our growing operations.

Because we will incur the costs and expenses from these efforts before we receive any revenues with respect thereto, our losses in future periods will be significantly greater than the losses we would incur if we developed the business more slowly. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in increases in our revenues, which would further increase our losses.

We have a significant amount of debt, which is secured by all of our assets, including manufacturing equipment.

As of December 31, 2017, we had outstanding secured loans totaling approximately $27.49 million. Our manufacturing equipment located in our Shreveport, Louisiana, facility has been pledged as collateral to secure the repayment of these loans. If we are unable to repay any of our secured loans, a decision by the lender to foreclose on its security interest would materially and adversely affect our future.

We have a significant working capital deficiency.

At December 31, 2016, our working capital deficit was approximately $42.28 million. This deficit increased to approximately $49.67 million at December 31, 2017.

We may not be able to obtain adequate financing to continue our operations.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. Currently, we estimate that we need to raise an estimated $376.6 million from new investment (of a total budget of $531.2 million) to reach cashflow positive. This $376.6 million of new investment assumes approximately (a) $110.5 million will be obtained through additional reservation deposits, and (b) sales margin of $44.1 million from our initial customer deliveries of the Elio. To the extent that we do not continue to receive reservation deposits, the amount needed to be raised from new investment will be higher than $376.6 million.

We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch the Elio. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects would be materially and adversely affected.

Our proposed budgets are likely to change.

It is difficult to accurately budget for all of our expenses, as we are still in the prototype build phase of development. We plan to build eighteen additional engineering prototypes to simulate manufacturing assembly of components similar to production to assure tooling clearance, integration and buildability of components. Accordingly, it is likely that certain changes will need to be made to the design of the vehicle, the components to be used, the production tooling, and/or the manufacturing process which will impact the budgeted amounts.

In addition, our budgets have been prepared based on understandings with certain suppliers which have not yet been reduced to formal agreements. As we get closer to production, we expect these understandings to be evidenced by formal agreements, but we face the risk that once formalized, these agreements may not provide all of the economic benefits we had anticipated.

If we cannot raise additional funds to meet increased budgets or if our understandings with certain suppliers do not materialize as anticipated, our business and prospects would be materially and adversely affected.

Our application for a loan through the Advanced Technology Vehicles Manufacturing Program may not be successful.

Among the possible sources of funding is a loan through the Advanced Technology Vehicles Manufacturing, or ATVM, Program. We have applied for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase and installation of equipment into the Shreveport facility prior to and after the start of production. As of January 15, 2015, the Department of Energy, or DOE, has confirmed that the Company has achieved the technical criteria for the loan. Since January 2015, due diligence has been pending upon the confirmation of our financial backing. While the DOE has acknowledged and seems to be sensitive to our requirements, it has not made any commitments regarding its ability to meet our funding milestones. If we fail to obtain these loan proceeds within the timeframe needed to support our proposed production timetable or not be funded at all, it is likely we will experience significant delays in our production timetable.

Our success is dependent upon consumers’ willingness to adopt three-wheeled, front to back seated two-passenger vehicles.

If we cannot develop sufficient market demand for three-wheeled vehicles, we will not be successful. Factors that may influence the acceptance of three-wheeled vehicles include:

•	perceptions about three-wheeled vehicle comfort, quality, safety, design, performance and cost;
•	the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;
•	improvements in the fuel economy of the internal combustion engine;
•	the environmental consciousness of consumers;
•	volatility in the cost of oil and gasoline; and
•	government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

Decline in industry sales volume, particularly in the United States, due to financial crisis, recession, geopolitical events, or other factors could materially adversely affect our business, financial condition, results of operations and cash flow.

Because we, like other manufacturers, have a high proportion of relatively fixed structural costs, relatively small changes in industry sales volume can have a substantial effect on our cash flow and profitability. If industry vehicle sales were to decline to levels significantly below our planning assumption, particularly in the United States, due to financial crisis, recession, geopolitical events, or other factors, the decline could have a substantial adverse effect on our financial condition, results of operations, and cash flow.

Our business may be adversely affected by fluctuations in foreign currency exchange rates, commodity prices, and interest rates.

As a resource-intensive manufacturing operation, we are exposed to a variety of market and asset risks, including the effects of changes in foreign currency exchange rates, commodity prices, and interest rates. We will monitor and manage these exposures as an integral part of our overall risk management program, which will recognize the unpredictability of markets and seek to reduce potentially adverse effects on our business. Nevertheless, changes in currency exchange rates, commodity prices, and interest rates cannot always be predicted or hedged. In addition, because of intense price competition and our high level of fixed costs, we may not be able to address such changes even if foreseeable. As a result, substantial unfavorable changes in foreign currency exchange rates, commodity prices, or interest rates could have a substantial adverse effect on our financial condition and results of operations.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions.

Our business depends on the economic health and general willingness of our prospective end-customers to make the financial commitments necessary to purchase our products. If the conditions in the U.S. and global economies remain uncertain or continue to be volatile, or if they deteriorate, our business, operating results and financial condition may be materially adversely affected. Economic weakness, end-customer financial difficulties, limited availability of credit and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

Economic, geopolitical, protectionist trade policies, or other events could have a materially adverse effect on our financial condition and results of operations.

With the increasing interconnectedness of global economic and financial systems, a financial crisis, natural disaster, geopolitical crisis, or other significant event in one area of the world can have an immediate and material adverse impact on markets around the world. Concerns persist regarding the overall stability of the European Union, given the diverse economic and political circumstances of individual European currency area (“euro area”) countries. These concerns have been exacerbated by Brexit, which, among other things, has resulted in a weaker sterling versus

U.S. dollar and euro. Further, the United Kingdom may be at risk of losing access to free trade agreements for goods and services with the European Union and other countries, which may result in increased tariffs on U.K. imports and exports that could have an adverse effect on our profitability.

The economic and policy uncertainty on-going in the euro area highlights potential longer-term risks regarding its sustainability. This uncertainty could cause financial and capital markets within and outside Europe to constrict, thereby negatively impacting our ability to finance our business or, if a country within the euro area were to default on its debt or withdraw from the euro currency, or, in a more extreme circumstance, the euro currency were to be dissolved entirely, the impact on markets around the world, and on our potential global business, could be immediate and significant.

In addition, we may in the future have operations in various markets with volatile economic or political environments and pursue growth opportunities in a number of newly developed and emerging markets. These investments may expose us to heightened risks of economic, geopolitical, or other events, including governmental takeover (i.e., nationalization) of our manufacturing facility or intellectual property, restrictive exchange or import controls, disruption of operations as a result of systemic political or economic instability, outbreak of war or expansion of hostilities, and acts of terrorism, each of which could have a substantial adverse effect on our financial condition and results of operations. Further, the U.S. government, other governments, and international organizations could impose additional sanctions that could restrict us from doing business directly or indirectly in or with certain countries or parties, which could include affiliates.

If we are unable to establish and maintain confidence about our liquidity and business prospects among consumers and within our industry, then our financial condition, operating results and business prospects may suffer.

Our vehicles are highly technical products that require maintenance and support. If we were to cease or cut back operations, even years from now, buyers of our vehicles from years earlier might have much more difficulty in maintaining their vehicles and obtaining satisfactory support. As a result, consumers may be less likely to purchase our products now if they are not convinced that our business will succeed or that our service and support and other operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts and other parties in our liquidity and long-term business prospects. Maintaining such confidence may be particularly complicated by certain factors, such as our limited operating history, unfamiliarity with our products, competition and uncertainty regarding the future of three-wheeled vehicles or our other products and services and our quarterly production and sales performance compared with market expectations.

In contrast to some more established auto makers, we believe that, in our case, the task of maintaining such confidence may be particularly complicated by factors such as the following:

•	our limited operating history;
•	our lack of revenues and profitability to date;
•	unfamiliarity with or uncertainty about the Elio and our company;
•	uncertainty about the long-term marketplace acceptance of alternative design vehicles generally, or three wheeled vehicles specifically;
•	the prospect that we will need ongoing infusions of external capital to fund our planned operations;
•	the size of our expansion plans in comparison to our existing capital base and scope and history of operations; and
•	the prospect or actual emergence of direct, sustained competitive pressure from more established auto makers, which may be more likely if our initial efforts are perceived to be commercially successful.

Many of these factors are largely outside our control, and any negative perceptions about our liquidity or long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional funds when needed.

Terms of subsequent financings may adversely impact existing investments.

We will have to engage in common equity, debt, or preferred stock financings in the near future. The rights and the value of existing investments in our Common Stock could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of existing investments. Shares of Common Stock which we sell could be sold into any market which develops, which could adversely affect the market price.

We will be almost entirely dependent upon revenue generated from one product in the near-term, and our future success will be dependent upon our ability to design and achieve market acceptance of new vehicle models.

We currently have planned only one vehicle model, which will be available in seven standard colors and two transmission options. In the near term, our revenues will be almost completely dependent on revenue generated from sales of the Elio, with some additional revenue coming from customization options and maintenance servicing. There can be no assurance that we will be able to design future models of vehicles, or develop future services, that will meet the expectations of our customers, or that our future models will become commercially viable.

In addition, historically, automobile customers have come to expect new and improved vehicle models to be introduced frequently. In order to meet these expectations, we may in the future be required to introduce on a regular basis new vehicle models as well as enhanced versions of existing vehicle models. As technologies change in the future for automobiles, we will be expected to upgrade or adapt our vehicles and introduce new models in order to continue to provide vehicles with the latest technology. We have limited experience simultaneously designing, testing, manufacturing and selling vehicles. To date, we have focused our business on the development of a low-cost and high efficiency vehicle and have targeted a relatively narrow consumer group. We will need to address additional markets and expand our customer demographic in order to further grow our business. Our failure to address additional market opportunities could materially harm our business, financial condition, operating results and prospects.

While we have received paid reservations for the Elio vehicle, such reservations may not result in actual sales.

As of December 31, 2017, we had reservations and related deposits for 65,453 Elio vehicles, with $26.86 million of these deposits being non-refundable, and $1.20 million being subject to cancellation upon demand by the customer up until delivery of the vehicle. These reservations secure a customer’s place in line to purchase an Elio. Holders with refundable reservations may cancel their reservations for many reasons, including the customer’s inability to fund the purchase, the customer’s decision to forego the purchase in light of the state of the economy, the customer’s lack of confidence in our long-term viability and our ability to deliver the promised vehicle, the customer’s concern over the ultimate price of the vehicle, including the price of its options, or the potentially long wait from the time a reservation is made until the time the vehicle is delivered. In addition, given the long lead times that we anticipate between current or past customer reservations and delivery on the Elio, there is a heightened risk that customers that have made reservations may not ultimately purchase their vehicles due to potential changes in customer preferences, competitive developments and other factors. If we continue to encounter delays in the introduction of the Elio, we believe that we could experience a significant decrease in reservations and the accompanying loss of funds, holders of refundable reservations requesting the return of their reservation deposits, and damage to the Elio brand. As a result, no assurance can be made that the reservations will ultimately result in the final purchase, delivery, and sale of vehicles, which would harm our financial condition, business, prospects and operating results.

We face significant barriers in our attempt to produce the Elio, and if we cannot successfully overcome those barriers the business will be negatively impacted.

We face significant barriers as we attempt to produce our first mass produced vehicle. We currently have a few drivable early prototypes of the Elio, but do not have a full production intent prototype, a final design, a built-out manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. As a manufacturer and seller of only three-wheeled vehicles, we face a variety of added challenges to entry that a traditional automobile manufacturer would not encounter including additional costs of developing and producing a power train, suspension, chassis and other systems with comparable performance to a traditional, four-wheeled gasoline powered or hybrid vehicle in terms of range and power, inexperience with servicing vehicles, and unproven high-volume customer demand for three-wheeled vehicles. We must successfully overcome these barriers to be successful.

We may experience significant delays in the design, manufacture, launch and financing of the Elio vehicle which could harm our business and prospects.

Any delay in the financing, design, manufacture and launch of the Elio could materially damage our brand, business, prospects, financial condition and operating results. Automobile manufacturers often experience delays in the design, manufacture and commercial release of new vehicle models. We initially announced that we would begin delivering the Elio in 2014, but due to various funding delays, our anticipated delivery date for our first production vehicle has been delayed until late 2019. These delays have resulted in additional costs and adverse publicity for our business. We may experience future delays in launching the Elio and any such delays could be significant.

If our vehicles fail to perform as expected, our ability to develop, market and sell our vehicles could be harmed.

Our production vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we have performed extensive internal testing, we currently do not have a frame of reference by which to evaluate the performance of the Elio in the hands of our customers. There can be no assurance that we will be able to detect and fix all defects in the vehicles prior to their sale to consumers. We may experience recalls in the future, which could adversely affect our brand in our target markets and could adversely affect our business, prospects and results of operations. Our vehicles may not perform consistent with customers’ expectations or consistent with other vehicles currently available. For example, the alternative design of our vehicles may not have the durability or longevity of more traditional current vehicles, and may not be as easy to repair as other vehicles currently on the market. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Developments and improvements in alternative technologies such as hybrid engines or full electric vehicles or in the internal combustion engine may materially and adversely affect the demand for the Elio.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing four-wheeled vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles and this could harm our business, prospects, financial condition and operating results.

The automotive market is highly competitive, and we may not be successful in competing in this industry. We currently face competition from established competitors with far greater resources, and expect to face competition from others in the future.

The worldwide automotive market is highly competitive today, particularly for alternative or fuel-efficient vehicles, and we expect it will become even more so in the future. As of the date of this Annual Report on Form 1-K, no other mass produced, high efficiency gas powered, fully enclosed three-wheeled vehicles were being sold in the United States. However, numerous competitors are providing other three-wheeled, fuel-efficient or low-cost vehicle options, and we expect more competitors to enter these markets within the next several years. We currently face strong competition from established automobile manufacturers such as Ford, Fiat, Nissan, Volkswagen, Chevrolet, BMW, Mitsubishi, Toyota and Honda as well as newer vehicle manufacturers such as Smart and Tesla Motors.

Most of our current and potential competitors have significantly greater financial, manufacturing, marketing and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. Virtually all of our competitors have more extensive customer bases and broader customer and industry relationships than we do. In addition, almost all of these companies have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to design, develop, market and sell their products more effectively.

We expect competition in our industry to intensify in the future in light of increased demand for efficient and low cost vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in a further downward price pressure and adversely affect our business, financial condition, operating results and prospects. Our ability to successfully compete in our industry will be fundamental to our future success in existing and new markets and our market share. There can be no assurances that we will be able to compete successfully in our markets. If our competitors introduce new cars or services that compete with or surpass the quality, price or performance of our cars or services, we may be unable to satisfy existing customers or attract new customers at the prices and levels that would allow us to generate attractive rates of return on our investment. Increased competition could result in price reductions and revenue shortfalls, loss of customers and loss of market share, which could harm our business, prospects, financial condition and operating results.

We face risks associated with numerous governmental standards and regulations, which could adversely affect our business and financial condition.

As described under “Business-Government Regulations,” the Elio will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities like our Shreveport, Louisiana facility will be subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. We may incur significant costs in order to remain in compliance with all of these requirements. Should we fail to comply with any standards and regulations, we could be subject to substantial penalties and fines, which could materially adversely affect our business, financial condition and operating results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

We may be compelled to undertake product recalls, which could adversely affect our business, financial condition and results of operations.

Any product recall in the future may result in adverse publicity, damage our brand and materially adversely affect our business, prospects, operating results and financial condition. Should it be necessary, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles or powertrain components prove to be defective. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, financial condition and results of operations.

Our warranty reserves may be insufficient to cover future warranty claims, which could adversely affect our financial performance.

Once in production, we will establish warranty reserves. If our warranty reserves are inadequate to cover future warranty claims on our vehicles, our business, prospects, financial condition and operating results could be materially and adversely affected. Because we have yet to deliver our first production Elio vehicle, we have extremely limited operating experience with our vehicles, and, therefore, little experience with warranty claims for these vehicles or with estimating warranty reserves. We could in the future become subject to a significant and unexpected warranty expense. There can be no assurances that our warranty reserves will be sufficient to cover all claims or that our limited experience with warranty claims will adequately address the needs of our customers to their satisfaction.

We may face regulatory limitations on our ability to sell vehicles directly, which could materially and adversely affect our ability to sell our vehicles.

We will sell our vehicles directly to consumers through Company-owned stores or online. We may not be able to sell our vehicles through this sales model in each state in the United States as some states have laws that may be interpreted to impose limitations on this direct-to-consumer sales model. In certain states in which we are not able to obtain dealer licenses, we plan to open galleries where the Elio may be viewed in person (similar to Tesla studios), but which are not full retail locations.

The application of these state laws to our operations is difficult to predict. Laws in some states will limit our ability to obtain dealer licenses from state motor vehicle regulators and may continue to do so in the future.

In addition, decisions by regulators permitting us to sell vehicles may be subject to challenges by dealer associations and others as to whether such decisions comply with applicable state motor vehicle industry laws. In similar circumstances, Tesla has prevailed in many of these lawsuits and such results reinforce our continuing belief that state laws were not designed to prevent our distribution model. In some states, there have also been regulatory and legislative efforts by vehicle dealer associations to propose bills and regulations that, if enacted, would prevent us from obtaining dealer licenses in their states given our current sales model. A few states have passed legislation that clarifies our ability to operate, but at the same time limits the number of dealer licenses we can obtain or stores that we can operate. Tesla has also filed a lawsuit in federal court in Michigan challenging the constitutionality of the state’s prohibition on direct sales as applied to its business which has a similar distribution model to our business.

Internationally, there may be laws of which we are unaware of in jurisdictions we wish to enter that may restrict our sales or other business practices. Even for those jurisdictions we have analyzed, the laws in this area can be complex, difficult to interpret and may change over time.

Our proposed distribution model is different from the distribution model currently used by most automobile manufacturers.

Our proposed distribution model is not common in the automobile industry today, particularly in the United States. We plan to sell our vehicles in Company-owned stores. This model is relatively new and unproven, especially in the United States, where Tesla is the only company to sell directly to customers. It also subjects us to substantial risk as it requires a significant expenditure to establish Company-owned stores and provides for slower expansion of our distribution and sales systems than may be possible by utilizing a more traditional dealer franchise system. State laws regulate the manufacture, distribution and sale of motor vehicles, and generally require motor vehicle manufacturers and dealers to be licensed in order to sell vehicles directly to consumers in the state. Therefore, we will need to secure dealer licenses to sell directly to consumers. This effort may be time-consuming and costly. Moreover, it will not be possible to obtain a dealer license in all 50 states since a few states presently do not permit motor vehicle manufacturers to be licensed as dealers or to act in the capacity as a dealer, or otherwise restrict a manufacturer’s ability to deliver vehicles. In states where the direct sale of vehicles is prohibited, it is anticipated that we would open and operate galleries, where customers are able to view the Elio vehicles and then would be directed to the Company’s website to complete their purchase. We expect that certain customers may in fact be deterred from purchasing exclusively online, thereby negatively impacting our sales effort. As a result, we do not know whether our Company-owned store strategy will be successful, and, if it is not, it could have a material adverse effect on our financial condition, business prospects and operating results.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. For example, according to automotive industry sources, sales of passenger vehicles in North America during the fourth quarter of 2008 were over 30% lower than those during the same period in the prior year (https://www.edmunds.com/autoobserver-archive/2009/01/2008-us-auto-sales-are-worst-since-1992.html). Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have less financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand. In the future, demand for the Elio may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Volatility in demand may lead to lower sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and financial resources compared to many incumbent automobile manufacturers.

Our financial results may vary significantly from period-to-period due to the seasonality of our business and fluctuations in our operating costs.

Our operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for our vehicles. Demand for new cars in the automobile industry in general typically decline over the winter season, while sales are generally higher as compared to the winter season during the spring and summer months. We expect sales of the Elio to fluctuate on a seasonal basis with increased sales during the spring and summer months. However, our limited operating history makes it difficult for us to estimate the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue. As a result of these factors, we believe that quarter-to-quarter comparisons of our operating results will not necessarily be meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our Common Stock could fall substantially either suddenly or over time, which could have a material adverse effect on our business and financial condition.

If we are unable to attract and/or retain key employees and hire qualified personnel, our ability to compete could be harmed.

The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our vehicles and services, and negatively impact our business, prospects and operating results. In particular, we are highly dependent on the services of Paul Elio, our Chief Executive Officer. We have not obtained any “key man” insurance for Mr. Elio.

None of our key employees is bound by an employment agreement or non-compete agreement for any specific term, and we may not be able to successfully attract and retain senior leadership necessary to grow our business. Our future success depends upon our ability to attract and retain executive officers and other key technology, sales, marketing, engineering, manufacturing and support personnel, and any failure to do so could adversely impact our business, prospects, financial condition and operating results.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We may become party to litigation claims and legal proceedings. Litigation involves significant risks, uncertainties and costs, including distraction of management’s attention away from our current business operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Actual outcomes or losses may differ materially from those envisioned by our current estimates. Our policies and procedures require strict compliance by our employees and agents with all United States and local laws and regulations applicable to our business operations, including those prohibiting improper payments to government officials. Nonetheless, there can be no assurance that our policies and procedures will always ensure full compliance by our employees and agents with all applicable legal requirements. Improper conduct by our employees or agents could damage our reputation in the United States and internationally or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines, as well as disgorgement of profits.

Our election to not opt out of the extended accounting transition period under the JOBS Act may make our financial statements difficult to compare to other companies.

Under the JOBS Act, as an emerging growth company, we can elect to opt out of the extended transition period for any new or revised accounting standards that may be issued by the Public Company Accounting Oversight Board or the Commission. We have elected not to opt out of such extended transition period. This means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, are permitted to use any extended transition period for adoption that is provided in the new or revised accounting standard having different application dates for public and private companies. This may make the comparison of our financial statements with any other public company, which is not an emerging growth company or, if an emerging growth company, has opted out of using the extended transition period, difficult or impossible as different or revised standards may be used.

If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accounting firm as to our internal control over financial reporting for the foreseeable future.

When we become a reporting company, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and controls over financial reporting. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after we become a fully reporting company under the Exchange Act. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the Commission or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.

Compliance with environmental matters and worker health and safety laws could be costly, and noncompliance with these laws could have a material adverse effect on our operating results, expenses and financial condition.

It is expected that some of our manufacturing operations will use substances regulated under various federal, state, local and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our products are subject to various federal, state, local and international laws governing chemical substances in electronic products. The costs of compliance, including remediating contamination if any is found on our properties and any changes to our operations mandated by new or amended laws, may be significant. We may also face unexpected delays in obtaining permits and approvals required by such laws in connection with our manufacturing facilities, which would hinder our operation of these facilities. Such costs and delays may adversely impact our business prospects and operating results. Furthermore, any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of our operations.

If we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed and our reputation may be damaged.

We have expanded our operations since inception and anticipate that further significant expansion will be required to achieve our business objectives. The growth and expansion of our business and product offerings places a continuous and significant strain on our management, operational and financial resources. Any such future growth would also add complexity to and require effective coordination throughout our organization. To date, we have used the services of third-parties to perform tasks, including engineering. Our growth strategy may entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on consultants, effectively outsourcing key functions of our business, we will need to be able to manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality of the services provided by consultants is compromised for any reason, our ability to provide quality products in a timely manner could be harmed, which may have a material adverse effect on our business operating results and financial condition.

To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner, which could result in additional operating inefficiencies and could cause our costs to increase more than planned. If we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our operating results may be negatively impacted. If we are unable to manage future expansion, our ability to provide high quality products could be harmed, which could damage our reputation and brand and may have a material adverse effect on our business, operating results and financial condition.

Our business and prospects depend on the strength of our marketing efforts and our brand. Failure to maintain and enhance our brand would harm our ability to maintain and expand our base of customers.

Maintaining and enhancing our brand is important to maintaining and expanding our base of customers who have a desire to purchase an Elio. This will depend largely on our ability to continue to communicate effectively the latest developments concerning the vehicle. While we may engage in a broader marketing campaign to further promote our brand, this effort may not succeed. Our efforts in developing our brand may be affected by the marketing efforts of our competitors. If we are unable to cost-effectively maintain and increase awareness of our brand, our business, results of operations and financial condition could be harmed. Our brand may be impaired by other factors, including development setbacks. Any inability to effectively police our trademark rights against unauthorized uses by third parties could adversely impact the value of our trademarks and our brand recognition. If we fail to maintain and enhance our brand, or if we need to incur unanticipated expenses to establish our brand in new markets, our operating results would be negatively affected from reduced sales and increased marketing expenses.

Our business may be adversely affected by any disruptions caused by union activities.

It is common for employees at companies with significant manufacturing operations such as us to belong to a union, which can result in higher employee costs and increased risk of work stoppages. Moreover, regulations in some jurisdictions outside of the United States mandate employee participation in industrial collective bargaining agreements and work councils with certain consultation rights with respect to the relevant companies’ operations. Although we work diligently to provide the best possible work environment for our employees, they may still decide to join or seek recognition to form a labor union, or we may be required to become a union signatory. Furthermore, we are directly or indirectly dependent upon companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs, it could delay the manufacture and sale of our products and have a material adverse effect on our business, prospects, operating results or financial condition.

Our products and services are subject to substantial regulations, which are evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Motor vehicles are subject to substantial regulation under international, federal, state, and local laws. We incur, and will incur, significant costs in complying with these regulations, and may be required to incur additional costs to comply with any changes to such regulations. We are subject to laws and regulations applicable to the import, sale and service of automobiles internationally. For example, in countries outside of the United States, we are required to meet vehicle-specific safety standards that are often materially different from requirements in the United States, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance in those countries. This process may include official review and certification of our vehicles by foreign regulatory agencies prior to market entry, as well as compliance with foreign reporting and recall management systems requirements. Any failure to comply with these regulations could result in substantial fines or penalties, which could have a material adverse effect on our business, financial condition and operating results.

We are subject to various privacy and consumer protection laws.

Our privacy policy is posted on our website, and any failure by us or our vendors or other business partners to comply with it or with federal, state or international privacy, data protection or security laws or regulations could result in regulatory or litigation-related actions against us, legal liability, fines, damages and other costs. We may also incur substantial expenses and costs in connection with maintaining compliance with such laws, in particular data protection laws in the EU, which are currently in a state of transition. Although we take steps to protect the security of our customers’ personal information, we may be required to expend significant resources to comply with data breach requirements if third parties improperly obtain and use the personal information of our customers or we otherwise experience a data loss with respect to customers’ personal information. A major breach of our network security and systems could have negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles, and harm to our reputation and brand.

We are currently expanding and improving our information technology systems and use security measures designed to protect our systems against breaches and cyber-attacks. If these efforts are not successful, our business and operations could be disrupted and our operating results and reputation could be harmed.

We are currently developing, expanding and improving our information technology systems, including implementing new internally developed systems, to assist us in the management of our business. In particular, our volume production of multiple vehicles will necessitate continued development, maintenance and improvement of our information technology systems in the United States and abroad, which include product data management, procurement, inventory management, production planning and execution, sales, service and logistics, dealer management, financial, tax and regulatory compliance systems. The implementation, maintenance and improvement of these systems require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving and expanding our core systems as well as implementing new systems, including the disruption of our data management, procurement, manufacturing execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or manufacture, sell, deliver and service vehicles, or achieve and maintain compliance with, or realize available benefits under, tax laws and other applicable regulations. We also maintain information technology measures designed to protect us against system security risks, data breaches and cyber-attacks.

We cannot be sure that these systems or their required functionality will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and/or timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information could be compromised and our reputation may be adversely affected. If these systems or their functionality do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Our insurance strategy may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. While we currently maintain general liability, automobile, property, workers’ compensation, and directors’ and officers’ insurance policies, as a general matter, we do not maintain as much insurance coverage as many other companies do, and in some cases, we do not maintain any at all. Additionally, the policies that we do have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, financial condition and operating results.

Our facilities or operations could be damaged or adversely affected as a result of disasters.

Our manufacturing facility will be located in Louisiana. If major disasters such as hurricanes, floods, or other events occur, or our information system or communications network breaks down or operates improperly, our Shreveport production facility may be seriously damaged, or we may have to stop or delay production and shipment of the Elio. We may incur expenses relating to such damages, which could have a material adverse impact on our business, financial condition and operating results.

We have partnered, through a memorandum of understanding, with Pep Boys to provide aftermarket service on the Elio, which is a vastly different service model from the one typically used in the automotive industry. If we are unable to address the service requirements of our customers our business will be materially and adversely affected.

If we are unable to either successfully address the service requirements of our customers or to otherwise convert this memorandum of understanding into a definitive long-term arrangement, our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we provide our Elio customers will have a direct impact on the success of the Elio and our future vehicles. If we are unable to satisfactorily service our Elio customers, our ability to generate customer loyalty, grow our business and sell additional vehicles could be impaired.

Our bill-of-materials cost may exceed our current targeted base price for an Elio.

Our current bill-of-materials (“BOM”) cost and desired profit margin would require a base retail price of $7,526 for the vehicle, which exceeds our current targeted base price of $7,450. Actual BOM costs can vary up or down during vehicle development as engineering changes are made and validated through testing. While we believe that we will be able to bridge this gap through product refinement during vehicle development, supplier negotiation closer to production, and scale economies post-production, we may not be successful as certain costs may be driven by commodity price fluctuations that are beyond our control. This may cause us to increase our base price, which may in turn make purchasing an Elio less attractive. In addition, 36,597 of our reservations have received a “locked” base price of $7,300 and 21,195 have received a “locked” price of $7,000. To the extent that our actual BOM exceeds these “locked” base prices, sales to these reservation holders will likely result in a loss.

Risks Relating to Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We rely on trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. In order to minimize the cost of bringing the Elio to market, we have chosen not to apply for patents for any of our mechanical innovations related to our development of the Elio. This means that others could develop a vehicle with a similar design and produce a competing product, which could materially adversely affect our business, prospects, financial condition and operating results. There can be no assurance that our competitors will not independently design vehicles that are substantially equivalent or superior to the Elio or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. If we are unable to protect our intellectual property, it could have a material adverse effect on our business, financial condition and operating results.

Claims by others that we infringe their intellectual property rights could harm our business.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Third parties may in the future assert claims of infringement of intellectual property rights against us or against our customers or suppliers for which we may be liable. As the number of products and competitors in our market increases and overlaps occur, infringement claims may increase.

Intellectual property claims against us, and any resulting lawsuits, may result in our incurring significant expenses and could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing and selling our products. Any of these situations could have a material adverse effect on our business.

These claims, regardless of their merits or outcome, would likely be time consuming and expensive to resolve and could divert management’s time and attention, any of which could have a material adverse effect on our business and financial condition.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. We may consider entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on our business, financial condition and operating results.

Risks Related to our Common Stock

The stock price of our Common Stock may be volatile.

The market may experience significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

•	limited trading volume in the Common Stock;
•	quarterly variations in operating results;
•	involvement in litigation;
•	general financial market conditions;
•	announcements by our competitors;
•	liquidity;
•	ability to raise additional funds;
•	potential delays in production;
•	changes in government regulations; and
•	other events.

In addition, the stock market in general, and the market for startup companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of our Common Stock, regardless of our actual operating performance.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

The ownership of our Common Stock is concentrated among existing executive officers and directors.

Our executive officers and directors own beneficially, in the aggregate, approximately 83% of the outstanding shares of our Common Stock. As a result, they are able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Certificate of Incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of Elio Motors or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

Our issuance of convertible notes, options and warrants could substantially dilute the interests of shareholders and depress the market price for our Common Stock.

Convertible notes in the amount of approximately $1.7 million as of May15, 2018 are convertible by the holders into shares of our Common Stock at any time prior to their maturity in 2022 at a conversion price equal to $2.75 per share. In addition, we issued to designees of Network 1 Financial Securities, Inc., the placement agent for our convertible note offering, warrants to purchase up to 233,208 shares of Common Stock at $2.75 per share. These warrants are exercisable until December 2020. Warrants to purchase a total of 13,196 shares at $2.75 per share, issued to parties that provided services in connection with our 2015 Regulation A offering, can be exercised until 2019 and 2023. We entered into option agreements with Stuart Lichter that allow him to purchase 1,887,554 shares at $5.56 per share and 58,824 shares at $17.00 per share. These option agreements expire in 2025 and 2021, respectively. We issued warrants to purchase 25,000 shares at $20.00 per share, which are exercisable until November 2021. We also issued 648,380 employee stock options exercisable at $3.00 per share. These employee stock options expire in October 2023. Lastly, we have issued two series of preferred stock that can be converted into a total of 531,416 shares of Common Stock. Accordingly, these future issuances of Common Stock could substantially dilute the interests of our existing shareholders and future investors.

The market price of shares of our Common Stock could decline as a result of substantial sales of our Common Stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our Common Stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares.

If securities or industry analysts issue an adverse opinion regarding our stock or do not publish research or reports about our Company, our stock price and trading volume could decline.

The trading market for our Common Stock will depend in part on the research and reports that equity research analysts publish about us and our business. Currently, we do not have any analyst coverage and we may not obtain analyst coverage in the future. If we obtain analyst coverage, we would have no control over such analysts or the content and opinions in their reports. Securities analysts may elect not to provide research coverage of our Company, and such lack of research coverage may adversely affect the market price of our Common Stock. The price of our Common Stock could also decline if one or more equity research analysts downgrade our Common Stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more equity research analysts cease coverage of our Company, we could lose visibility in the market, which in turn could cause our stock price to decline.

We have never paid cash dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our Common Stock and do not intend to pay any cash dividends in the foreseeable future. In addition, we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our Common Stock. We currently intend to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our Common Stock will be the sole source of gain for the foreseeable future.

If an active, liquid trading market for our Common Stock does not develop, you may not be able to sell your shares quickly.

An active and liquid trading market for our Common Stock may not develop or be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If our operating and financial performance in any given period does not meet the guidance that we provide to the public, our stock price may decline.

We may provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this Annual Report on Form 1-K and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of investment analysts or if we reduce our guidance for future periods, the market price of our Common Stock may decline as well.

We may not be able to satisfy listing requirements of the OTCQB to maintain a listing of our Common Stock.

Our Common Stock is currently listed on the OTCQB. If we fail to meet any of the OTCQB’s listing standards, our Common Stock may be delisted. A delisting of our Common Stock from the OTCQB may materially impair our stockholders’ ability to buy and sell our Common Stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our Common Stock. In addition, the delisting of our Common Stock could significantly impair our ability to raise capital.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Common Stock held by non-affiliates exceeds $700 million, if we issue $1 billion or more in non-convertible debt during a three-year period, or if our annual gross revenues exceed $1 billion. We would cease to be an emerging growth company on the last day of the fiscal year following the date of the fifth anniversary of our first sale of common equity securities under an effective registration statement or a fiscal year in which we have $1 billion in gross revenues. Finally, at any time we may choose to opt-out of the emerging growth company reporting requirements. If we choose to opt out, we will be unable to opt back in to being an emerging growth company. We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

As an emerging growth company, our auditor is not required to attest to the effectiveness of our internal controls.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting and we are not. While our management will be required to attest to internal control over financial reporting and we will be required to detail changes to our internal controls on a quarterly basis, we cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

Provisions of Delaware law may delay or prevent transactions that would benefit stockholders.

The Delaware General Corporation Law, or DGCL, contains provisions that may have the effect of delaying, deferring or preventing a change of control of the Company. Because of these provisions, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for our stockholders to benefit from transactions that are opposed by an incumbent board of directors.

We may issue shares of preferred stock that could adversely affect holders of shares of Common Stock.

Our board of directors has the power, without stockholder approval and subject to the terms of our certificate of incorporation, to set the terms of any classes or series of shares of stock that may be issued, including voting rights, dividend rights, conversion features, preferences over shares of our Common Stock with respect to dividends or upon liquidation, dissolution, or winding up of the business. If we issue shares of preferred stock in the future that have a preference over shares of Common Stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, or if we issue shares of preferred stock with voting rights that dilute the voting power of shares of Common Stock, the rights of holders of Common Stock or the trading price of our Common Stock could be adversely affected.

Future issuances of debt securities, which would rank senior to our Common Stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our Common Stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our Common Stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon a potential bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our Common Stock. Because our decision to issue debt securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our Common Stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our Common Stock.

If our shares of Common Stock become subject to the penny stock rules, it would become more difficult to trade our shares.

The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price per share of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on the NASDAQ and if the price of our Common Stock is less than $5.00 per share, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before effecting a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that, before effecting any such transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority, or FINRA, has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may have the effect of reducing the level of trading activity in our Common Stock. As a result, fewer broker-dealers may be willing to make a market in our Common Stock, reducing a stockholder’s ability to resell shares of our Common Stock.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Stock may decline.

As a public company, we would be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Further, we will be required to report any changes in internal controls on a quarterly basis. In addition, we would be required to furnish a report by management on the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will design, implement, and test the internal controls over financial reporting required to comply with these obligations.

If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the Common Stock could be negatively affected. We also could become subject to investigations by the stock exchange on which the securities are listed, the Commission, or other regulatory authorities, which could require additional financial and management resources.

We may be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our Common Stock less attractive to potential investors.

Rule 12b-2 of the Securities Exchange Act of 1934, or Exchange Act, defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

•	had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or
•	in the case of an initial registration statement under the Securities Act, or the Exchange Act, for shares of its common equity, had a public float of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or
•	in the case of an issuer whose public float was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available.

As a smaller reporting company, we would not be required and may not include a Compensation Discussion and Analysis section in our proxy statements; we would provide only two years of financial statements; and we would not need to provide the table of selected financial data. We also would have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our Common Stock less attractive to potential investors, which could make it more difficult for our stockholders to sell their shares.

We will incur increased costs as a result of operating as a listed public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a listed public company, and particularly if at some point in the future we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we have not incurred in the past. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a listed public company or the timing of such costs.

We are taxed as a corporation for U.S. federal income tax purposes.

We will pay U.S. federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 21%, and will pay state and local income tax at varying rates. Distributions will generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits will flow through to you. In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Because of state budget deficits and other reasons, several states are evaluating ways to subject corporations to additional forms of taxation. We will be subject to a material amount of entity-level taxation, which will result in a material reduction in the anticipated cash flow and after-tax return to our shareholders.

A non-U.S. holder of our Common Stock will be treated as having income that is “effectively connected” with a United States trade or business upon the sale or disposition of our Common Stock unless (i) our Common Stock is regularly traded on an established securities market and (ii) the non-U.S. holder owned not more than 5% of our Common Stock during the applicable testing period.

A non-U.S. holder of our Common Stock generally will incur U.S. Federal income tax on any gain realized upon a sale or other disposition of our Common Stock to the extent our Common Stock constitutes a “United States real property interest,” or USRPI, under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. A USRPI includes stock in a “United States real property holding corporation.” We are, and expect to continue to be for the foreseeable future, a “United States real property holding corporation.”

Under FIRPTA, a non-U.S. holder is taxed on any gain realized upon a sale or other disposition of a USRPI as if such gain were “effectively connected” with a United States trade or business of the non-U.S. holder. A non-U.S. holder thus will be taxed on such a gain at the same graduated rates generally applicable to U.S. persons. In addition, a non-U.S. holder would have to file a U.S. federal income tax return reporting that gain. A non-U.S. holder that is a foreign corporation and not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such gain.

However, if our Common Stock becomes regularly traded on an established securities market, then gain realized upon a sale or other disposition of our Common Stock will not be treated as gain from the sale of a USRPI, as long as the non-U.S. holder did not own more than 5% of our Common Stock at any time during the five-year period preceding the sale or other disposition or, if shorter, the non-U.S. holder’s holding period for its shares of our Common Stock. At this time, we generally expect our Common Stock will be regularly traded on an established securities market, and so gain realized upon a sale or other disposition of our Common Stock will not be treated as gain from the sale of a USRPI, as long as the non-U.S. holder did not own more than 5% of our Common Stock at any time during the applicable testing period. However, in the event that our Common Stock is not regularly traded on an established securities market, then gain recognized by a non-U.S. holder upon a sale or other disposition of our Common Stock will be subject to tax under FIRPTA.

The tax treatment of corporations or an investment in our Common Stock could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of corporations, including us, or an investment in our Common Stock, may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing U.S. federal income tax laws that affect corporations. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet our cash flow needs for operations, acquisitions or other purposes. We are unable to predict whether any of these changes or other proposals will be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our Common Stock.

The recently passed comprehensive tax reform bill could adversely affect our business and financial results.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are applied. On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act includes significant changes to the U.S. corporate income tax system including, among other things, a federal corporate rate reduction from 35% to 21%; limitations on the deductibility of interest expense and executive compensation and the transition of U.S. international taxation from a worldwide tax system to a modified territorial tax system. In the future, we may be subject to increased taxes under the Tax Act, including possible significant limitations on deductions for certain items, such as interest on debt, executive compensation, etc. Also, we may be required to make material adjustments to provisional items recorded. In addition, there can be no assurance that U.S. tax laws, including the corporate income tax rate, which the Tax Act lowered to 21%, would not undergo additional changes in the future. The final impact of the Tax Act on the Company may differ from the estimates reported, possibly materially, due to such factors as changes in interpretations and assumptions made, additional guidance that may be issued, and actions taken by the Company as a result of the Tax Act, among others. All of these factors and uncertainties may adversely affect our results of operations, financial position and cash flows.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operation

You should read the following discussion and analysis of our financial condition and operating results together with our financial statements and related notes included elsewhere in this Annual Report on Form 1-K. This discussion and analysis and other parts of this Annual Report on Form 1-K contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this Annual Report on Form 1-K.

Since our incorporation in October 2009, we have been engaged primarily in design and development of the Elio and obtained loans, investments and reservations to fund that development. We are considered to be a development stage company, since we devote substantially all of our efforts to the establishment of our business and planned principal operations have not commenced. We completed the initial design for the Elio as well as our business model in December 2012. In 2013, we began accepting reservations for the Elio, purchased manufacturing equipment, built two prototypes and secured a manufacturing facility. During 2014, we sourced suppliers and services providers, built two prototypes and applied for the ATVM loan (described below). In 2015, we built an additional prototype, engaged in a convertible subordinated note offering, and filed an offering statement with the SEC under Regulation A, which was approved on November 20, 2015 and closed February 16, 2016 after successfully raising $15,819,993, net of offering costs. During 2016, we continued engineering design and development, created the initial bill of materials, built three engineering prototypes, obtained partial release of reservation deposits from a credit card processing company and pursued additional equity funding. The primary focus for 2017 was raising additional funding through debt and equity offerings.

Cash investment has totaled $37,137,963, net of related expenses, from incorporation through December 31, 2017 and loans have totaled $39,321,640 from incorporation through December 31, 2017. We have also obtained reservation deposits from persons desiring to reserve an Elio totaling $28,058,162 through December 31, 2017.

While we have raised significant amounts of funding since the inception of our company, designing and launching the production of a vehicle is highly capital-intensive. We have encountered delays with respect to our development schedule in the past, primarily due to delays in funding. These funding delays also resulted in our having to obtain extensions from our lenders and lessor. Fortunately, the lenders and lessor, which are most critical to our future success, have been cooperative.

As described in this report, we are continuing to make progress with respect to the Elio’s development, despite the lack of sufficient cash, due to (1) public support and acceptance of the Elio, as evidenced by the successful crowdfunded Regulation A offering and reservation deposits, and (2) the commitment of persons closely connected to our company, such as Stuart Lichter. During the year, Mr. Lichter converted over $8.5 million of loans and accrued interest into shares of Common Stock, invested an additional $1,250,000 through the private placement of the Company’s Common Stock, provided advances of $887,000 as evidenced by Convertible Unsecured Notes, and extended the maturity dates of other loans to July 2018 and January 2019. He also controls CH Capital Lending and Shreveport Business Park, which have extended and/or deferred payment terms and waived fees.

On May 31, 2017, we amended our agreement with Racer Trust pursuant to which our commitment to create 1,500 jobs by July 1, 2017 has been extended to September 1, 2019. This commitment carries a penalty of $5,000 for each full-time, permanent direct job that falls below the 1,500 target. At December 31, 2016, the Company recorded an accrued liability of $7,500,000, and the expense is included in general and administrative expenses in the Statement of Operations. On May 31, 2017, the Company entered into a third amendment and extended the deadline of this agreement to September 1, 2019. At that time, the Company has reclassified the estimate as another long-term liability. The Company will continue to monitor the jobs creation agreement, and will reverse the accrual once funding has been achieved and the likelihood of meeting the September 1, 2019 is probable.

Operating Results

We have not yet generated any revenues and do not anticipate doing so until late in 2019.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016. Operating expenses for the year ended December 31, 2017 decreased by 81% over the comparable 2016 period.

Engineering, research and development costs decreased $18.6 million or 93%. This decrease was primarily the result of: (1) an approximately $17.5 million decrease in engineering, design and development due to a lack of available funding and focusing efforts on fundraising; (2) an approximately $900 thousand decrease in payroll and payroll related expenses due to several employees going on furlough effective January 1, 2017; and (3) an approximately $200 thousand decrease in travel and other related expenses.

General and administrative expenses decreased $7.9 million or 62%, primarily resulting from: (1) the onetime charge of $7.5 million resulting from our agreement with Racer Trust to create 1,500 new jobs by July 1, 2017 that was accrued as of December 31, 2016; (2) an approximately $762 thousand decrease in operating expenses as a result of a lack of available funding; (3) an approximately $183 thousand decrease in payroll and payroll related expenses due to several employees going on furlough effective January 1, 2017; and offset by a $545 thousand accrual for the unfavorable ruling by the Louisiana Motor Vehicle Commission.

Sales and marketing expenses decreased $6.1 million or 80% as a result of: (1) $3.8 million decrease in advertising, social media and press releases; (2) an approximately $1.8 million decrease in promotional and tour related expenses; (3) an approximately $316 thousand decrease in labor due to several employees going on furlough effective January 1, 2017; and (4) an approximately $175 thousand decrease in professional and operating expenses.

Interest expense increased by 34% during the year ended December 31, 2017, as compared to the prior year, due to default interest charges at 18% per annum on the subordinated promissory note to Racer Trust and a $1.9 million charge to interest expense due to the beneficial conversion feature on the convertible unsecured notes payable.

As a result, our net loss for the year ended December 31, 2017 was $23,258,987 as compared to $52,719,773 for the comparable 2016 period, a decrease of 56%. Our accumulated deficit was $164,548,369 as of December 31, 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015. Operating expenses for the year ended December 31, 2016 increased by 208% over the comparable 2015 period.

Engineering, research and development costs increased $18.0 million or 863%. This increase was primarily the result of: (1) a $6.1 million increase in soft tooling and expenses related to the prototype builds for testing and validation purposes; (2) a $10.6 million increase in ongoing engineering, design and development; (3) a $500 thousand increase in payroll and payroll related expenses due to an increase in engineering and development staff; and (4) a $200 thousand increase in engineering software charges.

General and administrative expenses increased $8.2 million or 185%, primarily resulting from: (1) a onetime charge of $7.5 million resulting from our agreement with Racer Trust to create 1,500 new jobs by July 1, 2017; (2) a $90 thousand increase in insurance expense; (3) a $700 thousand increase in guarantee expense related to warrants issued to a director and stockholder as consideration for a personal guarantee to induce PayPal to release $4 million of restricted funds; (4) a $262 thousand increase in payroll and payroll related expenses due to the increase in personnel; (5) a $841 thousand increase in legal and consulting fees resulting from increased financial reporting requirements and investor relations as a result of the Regulation A offering and the common stock listing on the OTCQB; and (6) offset by a $1.3 million decrease in common area maintenance, insurance, and property taxes associated with the terms of the Shreveport capital lease.

Sales and marketing expenses increased $3.0 million or 65% as a result of: (1) a $2.1 million increase in social media, television and print advertisements; (2) a $210 thousand increase in press release fees; (3) a $132 thousand increase in credit card processing fees; (4) a $98 thousand increase in promotion related expenses; and (5) a $277 thousand increase in payroll and related expenses due to an increase in sales and marketing staff.

Interest expense increased by 5% during the year ended December 31, 2016, as compared to the prior year, due to a $1.7 million increase in interest expense related to the amortization of deferred loan costs and the beneficial conversion feature of the Tier 1 and Tier 2 Convertible Subordinated Notes, using the effective interest method; and a $177 thousand increase in accrued interest on the Tier 1 and Tier 2 Convertible Subordinated Notes issued during 2015. The increases were offset by the cessation of default interest charges at 18% per annum on the subordinated promissory note to Racer Trust beginning January 1, 2016.

As a result, our net loss for the year ended December 31, 2016 was $52,719,773 as compared to $22,594,195 for the comparable 2015 periods, an increase of 133%. Our accumulated deficit was $141,144,405 as of December 31, 2016.

Liquidity and Capital Resources

As of December 31, 2017, we had cash of $7,155 and a working capital deficit of $49,674,327 as compared to cash of $120,206 and a working capital deficit of $42,280,863 at December 31, 2016. The increase in the working capital deficit was due primarily to the decrease in cash and restricted cash as a result of principal payments made on the note payable due to a related party and payment of property tax. As of December 31, 2017, current liabilities increased $5.9 million as a result of the note and interest payable to CH Capital becoming due in July 2018, the increase in interest payable to Racer Trust.

In addition to the agreements made with our lenders to defer cash outlays, and the Regulation A offering, we have funded our operations during the year ended December 31, 2017 primarily through the advances from several directors and stockholders, the placement of our common stock, and the receipt of customer reservations as discussed below.

CH Capital Lending, LLC

On April 27, 2017, we entered an extension agreement with CH Capital Lending, LLC in which CH Capital Lending, LLC has agreed to extend the maturity date of the note to July 31, 2018 with respect to a loan for approximately $4.11 million, secured by a first position in equipment in the Shreveport, Louisiana manufacturing facility. The extension required a payment of $350,000 to the lender by August 1, 2017 and $50,000 per month thereafter. On August 11, 2017 the Company entered into the first amendment to the second loan extension agreement, in which CH Capital extended the due date of the $350,000 payment from August 1, 2017 to November 1, 2017, and $50,000 per month thereafter.

On April 30, 2018 the Company entered into the second amendment to the second loan extension agreement with CH Capital, which extended the due date of the $650,000 due under the first amendment of the second loan extension until July 31, 2018. As a condition of the foregoing extension, the Company paid to CH Capital on May 3, 2018, $162,500, which was applied to and reduce the $650,000 owed by the Company. The agreement further obligated the Company to pay CH Capital $50,000 per month, no later than the first day of each month, beginning June 1, 2018. The lender, CH Capital Lending, is an affiliate of Stuart Lichter, one of our directors and significant stockholders.

Stuart Lichter

During 2014, the Company received advances totaling $1,900,500 from a director and significant stockholder of the Company, as evidenced by promissory notes. The notes incur interest at 10% per annum. All accrued interest and unpaid principal is payable upon maturity at January 31, 2019.

Racer Trust

We also have a long-term loan of $23,000,000 from the Racer Trust which was incurred in March 2013 in connection with the purchase of the equipment at the Shreveport facility. This loan was to be repaid in monthly installments of $173,500 beginning on November 1, 2013, with the entire remaining balance due September 1, 2016. We were delinquent on the first payment, which triggered default interest to be charged on the loan at 18% per annum. Payments made in 2014 were applied to this interest. In March 2015, we entered into an amendment to the promissory note which deferred the installment payments until January 1, 2016 and extended the maturity date to July 1, 2017. We were late on the September and October 2016 payments, which triggered default interest to be charged on the loan at 18% per annum. A forbearance agreement was signed with Racer Trust that extended the payments until May 31, 2017, with payments commencing June 1, 2017. Default interest of 18% per annum will continue to accrue as of October 1, 2016. On May 31, 2017, we entered into additional agreements with Racer Trust that further extended the payments until July 31, 2017, with monthly installments resuming on August 1, 2017 and extended the maturity date of the note to July 31, 2018. On July 1, 2017 we entered into a forbearance agreement that extended the payments until September 30, 2017, with payments commencing October 1, 2017. On September 30, 2017, the Company amended the forbearance agreement with Racer Trust extending the payments until January 1, 2018, provided that the Company pay to Racer a $10,000 monthly administrative fee for October 2017, November 2017, and December 2017. On January 1, 2018, the Company further amended the forbearance agreement with Racer Trust. Under the terms of the amendment the Company shall pay Racer Trust on or before July 10, 2018 $3,934,256, which is the sum of the unpaid monthly amounts and late fees due to Racer Trust.

Convertible Subordinated Secured Notes Payable

During 2015, the Company issued $5,000,560 Tier 1 and $341,000 Tier 2 Convertible Subordinated Secured Notes. The notes are due September 30, 2022, and incur interest at 5% per annum. The Tier 1 and Tier 2 notes convert into common shares at a conversion price of $5.98 and $9.65, respectively. The notes contain a repricing provision that was triggered by a private placement of common stock on March 31, 2017 to a director and stockholder of the Company. The conversion rate of the Tier 2 notes were reduced from $9.65 per share of common stock to $5.98 per share of common stock. At December 31, 2017, the Tier 1 and Tier 2 Convertible Subordinated Notes outstanding is $1,586,981 and $71,000, respectively. On April 24, 2018, the repricing provision was triggered again by a private placement of common stock. The conversion rate of the Tier 1 and Tier 2 notes were reduced from $5.98 per share of common stock to $2.75 per share of common stock.

Convertible Unsecured Notes Payable

During 2017, the Company received advances totaling $877,000 from a director and significant stockholder of the Company, as evidenced by Convertible Unsecured Notes. At the time the advances were made, the conversion terms on the Convertible Unsecured Notes were to convert into common stock at a conversion price equal to the lessor of (i) seventy-five percent (75%) of the per share price at which Common Stock is offered by the Company to the public pursuant to the registration statement filed with the Commission on August 3, 2017 or (ii) the average trading price for the Common Stock during the ten (10) trading day period ending one trading day prior to the date of conversion The Convertible Unsecured Notes can be voluntarily converted at any time commencing six months after the original issue date and have a two year maturity date. The Convertible Unsecured Notes incur interest, payable upon maturity at 5% per annum on the principal amount.

In connection with the Company’s private placement with Overstock in April 2018, the Board amended the conversion terms on the Convertible Unsecured Notes. At that time, Stuart Lichter, the holder of a series of Convertible Unsecured Notes originally issued on various dates between August 2017 and April 2018, converted all accrued principal and interest in the amount of approximately $1.7 million into 620,848 shares of the Company’s common stock, at a conversion price of $2.75 per share.

Between July 2016 and March 2017, the Company received advances totaling $6,484,000 from directors and stockholders of the Company. The advances are evidenced by a Convertible Unsecured Note, incurring interest at 5% per annum and maturing September 30, 2022. At the time of issuance, the notes could be converted into common stock at a conversion price of $15.00 and had a repricing provision, which was triggered on March 31, 2017 by the private placement of common stock. The conversion rate was reduced from $15.00 per share of common stock to $5.98 per share of common stock. On April 17, 2017, the Company converted the outstanding principal and accrued interest into 1,111,910 shares of common stock.

Capital Sublease Obligation

We also have a capital sublease obligation with Shreveport Business Park, LLC, an affiliate of Stuart Lichter, one of our directors and significant stockholders. On November 17, 2016, we entered into a second capital sublease amendment, which converted sublease payments, common area maintenance charges, property taxes, insurance, and late fees and interest into 435,036 shares of the Company’s Series C Convertible Preferred Stock and a warrant to purchase 25,000 shares of the Company’s common stock. On January 1, 2017, $2,992,125 in sublease payments, and $598,324 in projected lease charges also converted into 96,380 shares of the Company’s Series D Convertible Preferred Stock. On December 28, 2017, the Company entered into the third amendment with Shreveport Business Park, LLC. Under the third amendment of the leased space shall be reduced by 152,557 square feet effective January 1, 2018. As a result of the reduction in square feet, the base rent shall be $211,205. On April 30, 2018, the Company entered into the fourth amendment with Shreveport Business Park, LLC. The terms of the new agreement deferred the monthly lease and lease related charges beginning January 1, 2018 through July 31, 2018. On May 3, 2018, as a condition of the foregoing amendment, the Company paid $387,811 to Shreveport Business Park and agreed to an additional payment of $1,848,100 on or before July 31, 2018. The agreement stipulates that monthly payments shall begin on August 1, 2018.

Common Stock

In August 2015, we filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Commission on November 20, 2015. We offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share. On February 16, 2016, we closed the Regulation A offering, after issuing 1,410,048 shares of common stock for proceeds of $15,819,993 net of offering expenses.

During 2016, we issued 63,000 shares of common stock in connection with a private placement for proceeds of $1,071,000. In 2017, we issued 213,211 shares of common stock in connection with a private placement to a director and stockholder for proceeds of $1,275,000. On April 24, 2018, we issued an additional 909,091 shares of common stock in connection with a private placement for proceeds of $2,500,000.

Customer Reservations

Through December 31, 2017, we have $28 million in reservations, an average of $468 thousand per month. Of this amount, $1.04 million was held at December 31, 2017 by credit card processing companies as a percentage of non-refundable reservations.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at December 31, 2017:

		Payments due by Period
	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt	$42,284,866	$39,754,775	$2,530,111	$—	$—
Convertible notes payable	2,757,346	—	—	—	2,757,346
Capital lease obligations	54,909,960	2,534,454	5,068,908	5,068,908	42,237,690
Operating lease obligations	15,342	15,342	—	—	—
Total	$99,967,534	$42,304,571	$5,068,908	$5,068,908	$44,995,036

Payments due by period included accrued interest through the date that the obligation will be settled.

Plan of Operations

With much of the vehicle engineering completed, our engineering simulations suggest that the important vehicle performance milestones can be achieved. To date, $62.5 million has been invested in vehicle engineering and development, of which $26.3 million was in the form of shares of common stock granted and the assumption of liabilities of Elio Engineering, Inc. dba ESG Engineering. The Reg A+ funds of approximately $16.0 million were used to further design and build initial engineering prototypes. At this point, we currently estimate we need to raise approximately $376.6 million of new investment (of a total budget of $531.2 million) to fund production activities through cashflow positive. This amount is exclusive of (a) $110.5 million which we assume will be obtained through additional reservation deposits, (b) sales margin of $44.1 million which we assume will result from our initial customer deliveries of the Elio. We note that as we are in the prototype build stage of development, the amount that we need to raise may change.

We refined our production plans with suppliers to start commercial production on a 76-week schedule, to commence with funding of at least $33 million to build 18 prototypes. The key timelines are in the chart below:

Vehicle Timing Targets (weeks)

0 wks.
Launch
76 weeks
ED&D
4 wks.
Tooling
Purchasing (E1/S1/V1) 20 wks.
Purchasing (S1/V1) 24 wks.
ECO Body Shop
Manufacturing
72 wks.
ECO A-coat,prime,paint
Manufacturing
52 wks.
ECO General Assy
Manufacturing
42 wks.
ECO Powertrain
Manufacturing
56 wks.
E1-2 Builds (18)
Eng. 9 wks.
Eng. updates
Elio Team
Continuous improvements
E1-2 / S1 Vehicle Testing
Engineering
42 wks.
S1 Vehicle Build (158)
Engineering
18 wks.
S2 Vehicle Build
8 wks.

ECO = Elio Caddo Operations (Shreveport, Louisiana, USA)

Elio motors PROPRIETARY AND CONFIDENTIAL

The anticipated budgets required to achieve the milestones are provided in the table below:

Category	Total (in millions)
Production Tooling	113.2
Production Equipment	166.0
Store Fit-Up	6.4
Other Fixed Assets	5.4
Engineering Design & Development	85.8
Sales & Marketing	35.9
General & Administrative	40.6
Shreveport Marshaling Expense	17.3
Retail Store Expense	14.4
Principal & Interest	15.2
Capital Raising Costs	30.1
Working Capital	0.9
Total Uses	$531.2

Expected other Sources
Reservations	110.5
Sales Margin	44.1
Net Funds Required	$376.6

Several major suppliers have committed to our project and will share in the additional cost of engineering and equipment, as discussed below. If we are unable to obtain or utilize these supplier commitments when needed or on acceptable terms, we may not be able to finance the capital expenditures necessary to complete our engineering, development, tooling, and/or manufacturing activities. Alternatively, we will need to replace this capital from a combination of more traditional sources, such as venture capital, credit facilities, capital leasing of equipment, and the capital markets.

Customer Reservations.   Customer reservations have provided significant funding for us in the past and we expect reservations to be a significant source of short-term liquidity in the future. With each progressive step in our development, we have experienced a surge in reservations. In addition, as we achieve subsequent milestones in the development of the Elio, customer confidence increases. Accordingly, we expect to see surges in reservations as the following milestones are achieved and announced: completion of prototypes, testing results, confirmation of mileage, hiring at the manufacturing facility, and, hopefully before production commences, scarcity.

Through December 31, 2017, we have $28 million in reservations, an average of $468 thousand per month. Of this amount, $1.04 million was held at December 31, 2017 by credit card processing companies as a percentage of non-refundable reservations.

Sale of Excess Equipment.   We identified equipment in the Shreveport plant that will not be used in production of the Elio and made the equipment available for sale. Through December 31, 2017, sales of excess equipment has yielded approximately $5.7 million, which has been applied to the principal balance on the CH Capital Lending, LLC note. As of December 31, 2017, an additional $927 thousand in equipment was available for sale. We believe that approximately $56 thousand will be sold in 2018 and approximately $872 thousand will be sold in 2019 or beyond. As such, $56,107 has been recorded as current assets held for sale in the December 31, 2017 balance sheet, and the remaining balance is included in net machinery and equipment.

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program.   In 2007, the Advanced Technology Vehicles Manufacturing (ATVM) Program was established by Congress to support the production of fuel-efficient, advanced technology vehicles and components in the United States. To date, the program, which is administered by the U.S. Department of Energy’s Loan Programs Office, has made over $8 billion in loans, including loans to Ford ($5.9 billion), Nissan ($1.45 billion) and Tesla ($465 million). This1 loan program provides direct loans to automotive or component manufacturers for re-equipping, expanding, or establishing manufacturing facilities in the United States that produce fuel-efficient advanced technology vehicles (ATVs) or qualifying components, or for engineering integration performed in the U.S. for ATVs or qualifying components. The ATVM loans are made attractive to applicants due to their low interest rates (set at U.S. Treasury rates (approximately 2% to 4%), minimal fees (no application fees or interest rate spread and only a closing fee of 0.1% of loan principal amount), and long loan term life of up to 25 years (set at the assets’ useful life). In order to qualify, auto manufacturers must be able to deliver “light duty vehicles” having 25% greater fuel economy than comparable models produced in 2005 or “ultra-efficient vehicles” that achieve at least 75 miles per gallon. In addition, ATVM borrowers must remain financially viable over the life of the loan without the receipt of additional federal funding associated with the proposed project.

The ATVM application process is comprised of 4 stages:

1.	Application – Part I: Determine basic eligibility
2.	Application – Part II: Confirmatory due diligence
3.	Conditional Commitment: Negotiate term sheet
4.	Loan Guarantee: Negotiate final agreements

Elio Motors has completed the first stage by submitting an application for a loan of approximately $185 million, the proceeds of which would be used to partly fund the purchase of equipment and equipment installation into the Shreveport facility prior to and ramp up after the start of production. As of January 15, 2015, the Department of Energy (DOE) has confirmed that the Company has achieved the technical criteria for the loan. Due diligence has been pending upon the confirmation of the Company’s financial backing. The Company has shared its production timing plans with the DOE, including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones. The specific terms and conditions of the ATVM loan will be negotiated with each applicant during the conditional commitment stage. If the Company is unable to obtain a loan under the ATVM Program, it will rely on funding through the issuance debt and/or equity securities, and customer reservations.

Going Concern

Our financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated operating revenues since inception and has never paid any dividends. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, and the ability of the Company to obtain necessary equity financing to continue. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

We have experienced recurring net losses from operations, which losses have caused an accumulated deficit of $164,548,369 as of December 31, 2017. In addition, we have a working capital deficit of $49,674,327 as of December 31, 2017. We had net losses of $23,258,987 and $52,719,773 for years ending December 31, 2017 and 2016, respectively. These factors, among others, raise substantial doubt about our ability to continue as a going concern. If we are unable to continue to obtain financing to meet our working capital requirements, we may have to curtail our business sharply or cease operations altogether. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis to retain our current financing, to obtain additional financing, and, ultimately, to attain profitability. Should any of these events not occur, we will be adversely affected and we may have to cease operations.

The ongoing execution of our business plan is expected to result in operating losses over the next twelve months. Management believes it will need to raise capital through loans or stock issuances in order to have enough cash to maintain its operations for the next twelve months. There are no assurances that we will be successful in achieving our goals of obtaining cash through loans, stock issuances, or increasing revenues and reaching profitability.

In view of these conditions, our ability to continue as a going concern is dependent upon our ability to meet our financing requirements, and to ultimately achieve profitable operations. Management believes that its current and future plans provide an opportunity to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that may be necessary in the event we cannot continue as a going concern.

Subsequent Events

Employee Stock Options

On March 26, 2018, the Compensation Committee approved a resolution adjusting the exercise price of the 389,000 outstanding stock options issued in October 2016. Under the Compensation Committee resolution, the exercise price was adjusted from $19.68 to the greater of (a) $3.00 per share and (b) the closing OTC QB quotation on the date the resolution was approved. The OTC QB closing price on March 26, 2018 was $2.70. Thus, the exercise price for the 389,000 outstanding options was adjusted to $3.00. Under the March 26, 2018 resolution, the Compensation Committee also approved the award of 259,380 additional options to certain Company personnel, and directors at an exercise price of $3.00 per share. As of the date of this filing there are 648,380 stock option awards outstanding.

Racer Trust

On January 1, 2018, the Company entered into an additional amendment to the forbearance agreement with Racer Trust. Under the terms of the amendment the Company shall pay Racer Trust on or before July 10, 2018 $3,934,256, which is the sum of the unpaid monthly amounts and late fees due to Racer Trust. Default interest of 18% per annum continued to accrue as of October 1, 2016.

CH Capital Lending

On April 30, 2018 the Company entered into the second amendment to the second loan extension agreement with CH Capital Lending, LLC, which extended the due date of the $650,000 due under the first amendment of the second loan extension until July 31, 2018. As a condition of the foregoing extension, the Company paid $162,500 to CH Capital Lending, LLC on May 3, 2018, which was applied to and reduce the $650,000 owed by the Company. The agreement further obligated the Company to pay CH Capital $50,000 per month, no later than the first day of each month, beginning June 1, 2018.

Regulation D Offering

On April 24, 2018, the Company entered into a Share Purchase Agreement (the “SPA”) with Overstock.com, Inc., a Delaware corporation (“Overstock”).

Pursuant to the terms of the SPA, the Company agreed to sell to Overstock $2,500,000 of newly issued shares of the Company’s Common Stock at $2.75 per share in a private placement pursuant to Section 4(a)(2) of the Securities Act, or Regulation D promulgated thereunder. The Company intends to use the proceeds of the new investment to fund capital expenditures and repay certain outstanding debt and accounts payable.

The shares of Common Stock have not been registered under the Securities Act. Accordingly, the shares of Common Stock may not be offered or sold in the U.S. except pursuant to an effective registration statement or an applicable exemption from the registration requirements under the Securities Act.

Contemporaneous with the execution of the SPA, the Company and Overstock entered into a Registration Rights Agreement (“RRA”). Pursuant to the terms of the RRA, the Company has agreed to file, at its expense, for the benefit of Overstock, a registration statement for the resale of the shares of Common Stock within 120 days of closing of the private placement, subject to any resale limitation imposed by the Commission. The RRA also provides certain piggyback registration rights regarding the shares of Common Stock.

Conversion of Convertible Unsecured Notes

Effective as of April 24, 2018, Stuart Lichter, the holder of a series of Convertible Unsecured Notes originally issued on various dates between August 2017 and April 2018, converted all accrued principal and interest in the amount of approximately $1.7 million into 620,848 shares of the Company’s common stock, at a conversion price of $2.75 per share.

Item 3.	Directors and Officers

Our directors and executive officers, and their ages as of May 31, 2018, are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Paul Elio	Chairman and Chief Executive Officer	54	October 2009
Connie Grennan	Chief Financial Officer	70	March 2013

Directors:
Paul Elio	Director	54	October 2009
James Holden	Director	66	November 2012
Hari Iyer	Director	53	November 2012
Stuart Lichter	Director	69	November 2012
David C. Schembri	Director	64	November 2012
Kenneth L. Way	Director	78	November 2012

Our executive officers work full-time. There are no family relationships between any directors or executive officers. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Executive Officers

Paul Elio, Chief Executive Officer and Board Chairman. Mr. Elio founded Elio Motors and has been its CEO and Chairman since the Company’s inception. He has over 18 years of experience in business management and engineering, most recently as founder and CEO, from 1998 to 2011, of Elio Engineering, dba ESG Engineering. ESG was a Tempe, Arizona company which designed, engineered and prototyped products using state-of-the-art design tools and techniques, evaluated them for engineering feasibility and designed them for high volume manufacturing and assembly. Mr. Elio held various positions at Johnson Controls from 1992 to 1997. He holds numerous patents related to various mechanisms. He graduated from the General Motors Institute of Engineering & Management (now Kettering University) with a Bachelor of Science in Mechanical Engineering in 1995.

Connie Grennan, Chief Financial Officer. Ms. Grennan has been the Chief Financial Officer of Elio Motors since March 2013, and has over 30 years of financial and operational experience in similar positions in several startup organizations, as well as valuable experience in the large corporate environment with a division of Lockheed Martin as Director of Finance and Administration. Her experience includes management of accounting and finance, banking and investor relationships, human resources, facilities, information systems, and contract management. From March 2010 to February 2013, Ms. Grennan consulted as the chief financial officer for OzMo Inc., a company based in Palo Alto, California, which developed and provided Wi-Fi compatible communication technology products. She received her Bachelor of Science in Accounting from Arizona State University.

Directors

James Holden, Director. Mr. Holden is the former Chief Executive Officer of DaimlerChrysler, where he worked in various leadership positions for 19 years until November 2000. He has been a director of Sirius XM Radio, Inc. since August 2001, of Speedway Motorsports, Inc. since 2004, and of Snap-on, Inc. since 2009. Mr. Holden was a director of Motors Liquidation Company until its dissolution in December 2011. Mr. Holden earned a B.S. in political science from Western Michigan University and a MBA degree from Michigan State University.

Stuart Lichter, Director. Mr. Lichter is President and Chairman of the Board for Industrial Realty Group, LLC (IRG), a privately-held real estate development and investment firm specializing in the acquisition, development and management of commercial and industrial real estate across the United States. IRG’s core competency is retrofitting otherwise obsolete buildings, corporate campuses, former military bases and industrial complexes. Mr. Lichter oversees all critical aspects of the business, including acquisitions, leasing, and property management at IRG, which he founded 40 years ago.

David C. Schembri, Director. Since August 2012, Mr. Schembri has been the CEO of the Active Aero Group, of Belleville, Michigan, a supply-chain solutions provider focused on transportation logistics for customers with sensitive or time-critical freight, principally in the United States and Mexico. From February 2010 to August 2012, he was the CEO of Vehicle Production Group, a company based in Allen Park, Michigan, that made vans for the disabled. From July 2006 to January 2010, Mr. Schembri was the President of Smart USA, a Penske Automotive Group company. He was responsible for the successful launch of Smart USA (a division of Mercedes-Benz), which included establishing and maintaining a sales and service retail network, customer relations, logistics, advertising, marketing, PR, government relations, and a parts distribution network. Much of his career was spent in various executive positions at Mercedes-Benz (1994 to 2005) and Volkswagen (1979 to 1993). He attended the University of Detroit, where he earned both his Bachelor’s degree and his MBA.

Kenneth L. Way, Director. Mr. Way served as the Chief Executive Officer of Lear Corporation from 1988 to September 2000 and Chairman of the Board from 1988 to December 2002. Mr. Way served with Lear Corporation and its predecessor companies for 37 years in various engineering, manufacturing and general management capacities. During his career he has served as a director for several organizations. At present, he is a director of CMS Energy of Jackson, Mississippi, and of Cooper Standard Auto, of Novi, Michigan, positions he has held since 1997 and 2004, respectively.

Hari Iyer, Director. In addition to serving as a director, Mr. Iyer was the Chief Operating Officer of Elio Motors from January 2014 to May 2016. He left the Company to start a new business, YoYo, an on-demand, pay-per-mile car subscription service as an alternative to buying or leasing automobiles. He brings nearly 25 years of product development, business strategy and operations expertise in the automotive industry. From January 2011 to August 2013, Mr. Iyer was Executive Vice President at Envia Systems, a Silicon Valley battery manufacturer, where he led all aspects of business strategy and product commercialization. From October 2009 to November 2010 (and as a full-time consultant from ESG Engineering from October 2006 to September 2009), he served as Vice President of Engineering at Next Autoworks Company. At Next Autoworks, Mr. Iyer developed the original vehicle architecture, led the selection of vehicle technologies and suppliers and was responsible for all module engineering teams. From June 1999 to September 2009, Mr. Iyer was co-founder and Chief Operating Officer at ESG Engineering, a product development firm specializing in the automotive and cleantech space. Mr. Iyer held various positions at Johnson Controls, Automotive Systems Group from January 1989 to August 1997. He received his M.S. in Mechanical Engineering from Penn State and his M.B.A. from Stanford Graduate School of Business.

Board Composition and Election of Directors

Director Independence

Our board of directors consists of six members. Our board of directors has determined that there are three independent directors in accordance with the listing requirements of the NASDAQ. Under the applicable NASDAQ rules, we are permitted to phase in our compliance with the majority independent board requirement of the NASDAQ within one year of our listing on the NASDAQ. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our board of directors is currently led by our chairman and chief executive officer, Paul Elio. While our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the Company continues to grow, it has determined that the Company must reach the production stage before it can separate the roles of chief executive officer and chairman of the board.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of the Company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the Company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board as a whole.

Board Committees and Independence

Our board has established three standing committees—audit, compensation and nominating and corporate governance – each of which operates under a charter that has been approved by our board. Each committee’s charter is available under the Corporate Governance section of our website at www.eliomotors.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report on Form 1-K.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;
•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;
•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;
•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;
•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;
•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board any changes to such investment policy;
•	reviewing any earnings announcements and other public announcements regarding our results of operations;
•	preparing the report that the Commission requires in our annual proxy statement;
•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and
•	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee are James Holden, David Schembri and Kenneth Way. Mr. Schembri serves as the chairperson of the committee. All members of our audit committee meet the requirements for independence and financial literacy under the applicable rules and regulations of the Commission and the NASDAQ.

Our board of directors has determined that Mr. Schembri is an “audit committee financial expert” as defined by applicable Commission rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. The audit committee operates under a written charter that satisfies the applicable standards of the Commission and the NASDAQ.

Compensation Committee

Our compensation committee approves policies relating to compensation and benefits of our officers and employees. The compensation committee approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also approves the issuance of stock options and other awards under our equity plan. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are James Holden and Kenneth Way, and Mr. Holden serves as the chairperson of the committee. Our Board has determined that each of Messrs. Holden and Way is independent under the applicable rules and regulations of the NASDAQ, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for assisting our board of directors in discharging the board’s responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at our annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on our board of directors and any committees thereof. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our board of directors concerning governance matters and oversight of the evaluation of our board of directors. The members of our nominating and corporate governance committee are David Schembri and Kenneth Way, and Mr. Way serves as the chairman of the committee. Our board has determined that each of Messrs. Schembri and Way is independent under the applicable rules and regulations of the NASDAQ relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of business conduct and ethics is available under the Corporate Governance section of our website at www.eliomotors.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the NASDAQ concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report on Form 1-K.

Compensation of Executive Officers

The following table sets forth information about the remuneration of our named executive officers for services rendered during our fiscal years ended December 31, 2017 and 2016.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Paul Elio, Chief Executive Officer	2017	250,000	—	—	213,542
	2016	250,000	—	—	250,000
Hari Iyer, Chief Operating Officer	2017	—	—	—	—
	2016	104,167	—	80,000(2)	184,167
Connie Grennan, Chief Financial Officer	2017	175,000	—	—	149,479
	2016	175,000	1,099,000(1)	—	1,274,000
(1)	At the grant date the option awards were valued using a Black—Scholes option pricing model using the following assumptions: volatility rate of 70.0%; risk—free interest rate of 1.11% based on a U.S. Treasury rate of 3 years; and a 4.5—year expected option life. On March 26, 2018, the Compensation Committee approved a resolution reducing the exercise price of the options outstanding from $19.68 to $3.00 per share of common stock. The value of the option awards using a Black—Scholes option pricing model and the reduced exercise price is $204,700.
(2)	Hari Iyer resigned as our Chief Operating Officer on May 31, 2016. Effective June 1, 2016, we entered into an independent contractor consulting agreement with Mr. Iyer. Under the terms of the agreement, Mr. Iyer will continue to advance our ATVM loan application. The agreement has a term of one year and requires payment of $10,000 per month. We paid $50,000 to Mr. Iyer as a back-end retainer covering the last five months of the agreement’s term in June 2016. We also made payments to Mr. Iyer in the amount of $10,000 and $20,000 in July 2016 and November 2016, respectively.

Narrative Disclosure to Compensation Tables

Salaries of our named executive officers are generally reviewed annually and are based on the scope of an executive officer’s responsibilities, individual contribution, prior experience and sustained performance. Other factors that may influence salaries of our named executive officers include the size and activity of the Company, the stage of the Company’s development and the salaries of executive officers within the industry.

We have not entered into employment agreements with any our executive officers.

Outstanding Equity Awards at Fiscal Year-end

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)		Option expiration date
Paul Elio	—	—	—	—		—
Hari Iyer	—	—	—	—		—
Connie Grennan	—	100,000	—	19.68	(1)	10/11/2023
(1)	On March 26, 2018, the Compensation Committee approved a resolution reducing the exercise price of the options outstanding from $19.68 to $3.00 per share of common stock.

The options vest equally over three years beginning October 2017, and options granted to employees may not be exercised until production commences.

2016 Stock Option Plan. In May 2016, our shareholders adopted the 2016 Incentive and Nonstatutory Stock Option Plan (the “2016 Stock Option Plan”), the principal terms of which are summarized below. The following summary is qualified in its entirety by the full text of the 2016 Stock Option Plan, which is an exhibit to the registration statement filed with Commission on July 25, 2016.

The 2016 Stock Option Plan is intended to (i) encourage ownership of shares by our employees and directors and certain consultants to the Company; (ii) induce them to work for the benefit of the Company; and (iii) provide additional incentive for such persons to promote the success of the Company.

Our Compensation Committee administers the 2016 Stock Option Plan, which permits the granting of options to purchase up to 2,000,000 shares of Common Stock.

Persons eligible to receive awards under the 2016 Stock Option Plan include employees, officers and directors of the Company, and certain consultants and advisors to the Company.

The Board of Directors or committee may amend, suspend or discontinue the 2016 Stock Option Plan at any time or from time to time; provided that no action of the Board shall adversely affect any rights under stock options already granted. No amendment to the 2016 Stock Option Plan can be made to the extent shareholder approval of such amendment is required by applicable provisions of the Internal Revenue Code, the rules of any applicable stock exchange, or applicable provisions of federal securities laws or state corporate and securities laws.

The 2016 Stock Option Plan contains provisions for proportionate adjustment of the number of shares for outstanding options and the option price per share in the event of stock dividends, recapitalizations, stock splits or combinations.

Each option granted under the 2016 Stock Option Plan is evidenced by a written option agreement between us and the optionee. The option price of any incentive stock option or any non—qualified stock option may be not less than 100% of the fair market value per share on the date of grant of the option; provided, however, that any incentive stock option granted to a person owning more than 10% of the total combined voting power of the Common Stock will have an option price of not less than 110% of the fair market value per share on the date of grant. “Fair Market Value” per share as of a particular date is defined in the 2016 Stock Option Plan as the closing sales price of our Common Stock (or the closing bid, if no sales were reported), as reported on a national securities exchange or automated quotation system. If none, the Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock. In the absence of an established market for the Common Stock, the value shall be determined by the Board or committee in its discretion in good faith.

The exercise period of incentive stock options or non-qualified options granted under the 2016 Stock Option Plan may not exceed ten years from the date of grant thereof. Incentive stock options granted to a person owning more than ten percent of the total combined voting power of our Common Stock will be for no more than five years.

The Board or committee has the authority to determine the provisions, terms and conditions of each option including, but not limited to, a vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment, payment contingencies and satisfaction of any performance criteria.

To exercise an option, the optionee must pay the full exercise price in cash, by check or such other legal consideration as may be approved by the Board or committee. Such other consideration may consist of shares of Common Stock having a fair market value equal to the option price, cashless exercise, a personal recourse note, or in a combination of cash, shares, cashless exercise and a note, subject to approval of the Board or committee.

Options granted under the 2016 Stock Option Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. An option may not be exercised unless the optionee then is an employee, consultant, officer, or director of our Company or its subsidiaries, and unless the optionee has remained continuously as an employee, consultant, officer, or director of our Company since the date of grant of the option. An option may be exercised after the termination of an optionee’s continuous service only to the extent provided in the optionee’s option agreement.

Options Granted. In October 2016, the Compensation Committee granted a total of 510,380 stock options, which are exercisable at $19.68 per share and expire in October 2023. The options vest equally over three years beginning October 2017, and options granted to employees may not be exercised until production of the Elio commences. As of December 31, 2016, 121,380 options were forfeited. The outstanding balance of stock options at December 31, 2017 was 389,000. On March 26, 2018, the Compensation Committee consented to the repricing of the October 2016 options, and reduced the exercise price to $3.00 per share. On March 26, 2018, the Compensation Committee also granted an additional 259,380 stock options, which are exercisable at $3.00 per share and expire in March 2025. The options vest equally over three years beginning March 2019.

Employee Benefits and Perquisites. Our named executive officers are eligible to participate in our health and welfare plans. We do not provide our named executive officers with any other perquisites or other personal benefits.

Compensation of Directors

Name	Fees earned or paid in cash ($)	Option awards ($)	All other compensation ($)	Total ($)
James Holden	0	263,760(1)	0	263,760
Stuart Lichter	0	0	0	0
David Schembri	0	131,880(1)	0	131,880
Kenneth Way	0	263,760(1)	0	263,760
(1)	At the grant date the option awards were valued using a Black-Scholes option pricing model using the following assumptions: volatility rate of 70.0%; risk-free interest rate of 1.11% based on a U.S. Treasury rate of 3 years; and a 4.5-year expected option life. On March 26, 2018, the Compensation Committee approved a resolution reducing the exercise price of the options outstanding from $19.68 to $3.00 per share of common stock. The value of the option awards using a Black-Scholes option pricing model and the reduced exercise price is $49,128, $24,564, and $49,128 for Directors Holden, Schembri and Way, respectively.

We currently do not pay directors’ fees for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

In October 2016, Directors Holden, Schembri and Way were granted options to purchase 24,000, 12,000 and 24,000 shares, respectively. The options vest equally over three years beginning October 2017, expire in October 2023, and are exercisable at $19.68 per share. On March 26, 2018, the Compensation Committee approved a resolution adjusting the exercise price of the 2016 option award from $19.68 to $3.00 per share of common stock.

Item 4.	Security Ownership of Management and Certain Securityholders

We have determined beneficial ownership in accordance with rules of the Commission. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of stock deemed outstanding includes shares issuable upon exercise of stock options or warrants held by the respective person or group that may be exercised or converted within 60 days after May 31, 2018. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after May 31, 2018 are included for that person or group but not for any other person or group.

Applicable percentage ownership is based on the following shares of our voting stock outstanding at May 31, 2018: 29,448,460 shares of Common Stock, 435,036 shares of Series C Preferred Stock, and 96,380 shares of Series D Preferred Stock. Each share of Series C and Series D Preferred Stock is convertible into one share of Common Stock. The holders of the Series C and Series D Preferred Stock are entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holders’ shares could be converted. The Series C and Series D Preferred Stock and Common Stock vote together as a single class on all matters submitted to the shareholders of the Company.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each shareholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Elio Motors, Inc., 2942 North 24th Street, Suite 114-700, Phoenix, Arizona 85016.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Shares (#)	Percentage (%)
5% or Greater Shareholders:
Paul Elio(1)	17,995,000	54.4%
Elio Engineering, Inc.	12,750,000	38.6%
Stuart Lichter(2)	9,766,459	29.5%

Named Executive Officers and Directors:
Kenneth Way(3)	189,261	0.6%
James Holden(3)	142,578	0.4%
Connie Grennan	0	—
Hari Iyer	0	—
David Schembri(3)	4,000	—
All current directors and executive officers as a group (7 persons)	27,476,450	83.1%
(1)	Includes 12,750,000 shares owned of record by Elio Engineering, Inc. of which Mr. Elio is the President, a director and majority shareholder.
(2)	Includes 1,946,378 shares issuable upon exercise of immediately exercisable options. Includes shares of Series C and Series D Preferred Stock which are immediately convertible into 531,416 shares of Common Stock and immediately exercisable warrants to purchase 25,000 shares of Common Stock owned by Shreveport Business Park, LLC, an entity owned and controlled by Mr. Lichter. See Item 5. “Interest of Management and Others in Certain Transactions.”
(3)	Includes 20,000 shares of Common Stock issuable upon the exercise of immediately exercisable options. See Item 5. “Interest of Management and Others in Certain Transactions.”

Item 5.	Interest of Management and Others in Certain Transactions

Paul Elio and ESG Engineering

The original design for the Elio was conceived by Paul Elio and Elio Engineering, Inc., dba ESG Engineering, a company partially owned and controlled by Paul Elio. ESG Engineering transferred all rights to the design to Elio Motors, valued at $25,000,000, as consideration for 25,000,000 shares of our Common Stock. In addition, we assumed approximately $1,277,187 of payables that ESG Engineering had incurred on behalf of Elio Motors. ESG Engineering transferred 12,250,000 shares of our Common Stock to Paul Elio in November 2012 in consideration for his services in forming and organizing Elio Motors.

Transfer of Consumer Financing Rights

In 2012, we transferred the right to provide consumer financing for the purchase of the Elio to Carr Finance Company, LLC in consideration of Paul Elio’s efforts to devote his time and attention to developing the business of the Company with only limited compensation. Mr. Elio is a member of Carr Finance Company, LLC.

Guaranty of Loan Repayment Provided by Stuart Lichter; Loan from CH Capital Lending

On February 28, 2013, in connection with the acquisition of certain machinery and equipment at the Shreveport facility, we entered into a promissory note with GemCap Lending I, LLC for $9,850,000, the payment of which is secured by a first lien on our equipment at the Shreveport facility. Stuart Lichter personally guaranteed the payment of this note. CH Capital Lending, LLC purchased the loan from GemCap on August 1, 2014. CH Capital Lending is an affiliate of Stuart Lichter. On July 31, 2015, we entered into a forbearance agreement with CH Capital Lending in which CH Capital Lending has agreed to forbear on enforcing the payment of this note until July 31, 2016. On April 27, 2017, we entered into a loan extension agreement, which extended and amended the maturity date to July 31, 2018.

The extension required a payment of $350,000 on August 1, 2017 and $50,000 per month thereafter. On August 11, 2017 the Company entered into the first amendment to the second loan extension, which extended the due date of the $350,000 payment from August 1, 2017 to November 1, 2017, and $50,000 per month thereafter.

On April 30, 2018 the Company entered into the second amendment to the second loan extension agreement with CH Capital Lending, LLC, which extended the due date of the $650,000 due under the first amendment of the second loan extension until July 31, 2018. As a condition of the foregoing extension, the Company paid to CH Capital Lending, LLC on May 3, 2018, $162,500, which was applied to and reduce the $650,000 owed by the Company. The agreement further obligated the Company to pay CH Capital $50,000 per month, no later than the first day of each month, beginning June 1, 2018. CH Capital Lending, LLC is an affiliate of Stuart Lichter and Mr. Lichter has guaranteed the repayment of this note. At December 31, 2017 and 2016, the unpaid principal balance of the note was $4,110,757 and $4,771,214, respectively. See Note 7 Long-Term Debt of the Notes to Financial Statements for more information regarding this debt obligation.

Lease with Shreveport Business Park, LLC

Our equipment is located in a plant in Shreveport, Louisiana, which is leased by Shreveport Business Park, LLC (“SBP”), an entity owned and controlled by Stuart Lichter, one of Elio’s directors and significant stockholders. We entered into an agreement with SBP in December 2013 to sublease 997,375 square feet of manufacturing and warehouse space for a 25-year term, which provides for a rent-free period until the earlier of four months after the start of production or August 1, 2015, after which the base rent will be $249,344 per month. Since December 2013, we have been obligated to pay taxes, insurance expenses and common expenses with respect to this space and are past due in paying these amounts. On July 31, 2015, we entered into an amendment to the lease which extended the base rent commencement date to February 1, 2016 and deferred payment of the base rent for the period February 1, 2016 through July 31, 2016 until August 1, 2016.

On November 17, 2016, we entered into a lease amendment agreement with SBP in which the payment of rent, common expenses, taxes and insurance was deferred until the earlier of December 31, 2017 or the commencement of commercial vehicle production. SBP waived payment of accrued fees and interest, as well as late fees and interest projected through December 31, 2017. SBP also agreed to exchange sublease payments of $2,742,784 and common expenses, taxes and insurance, accrued through December 31, 2016, for 435,036 shares of Series C preferred stock and a warrant to purchase up to 25,000 restricted shares of our Common Stock, exercisable until November 17, 2021 at an exercise price of $20.00 per share. In addition, SBP also agreed to exchange 2017 projected sublease payments of $2,992,128 and projected lease charges of $598,324 for 96,380 shares of Series D preferred stock effective January 1, 2017. Each share of Series C and Series D preferred stock is convertible into one share of Common Stock.

On December 28, 2017, the Company entered into the third amendment with Shreveport Business Park, LLC. Under the third amendment of the leased space shall be reduced by 152,557 square feet effective January 1, 2018. As a result of the reduction in square feet, the base rent shall be $211,205. On April 30, 2018, the Company entered into the fourth amendment with Shreveport Business Park, LLC. The terms of the new agreement deferred the monthly lease and lease related charges beginning January 1, 2018 through July 31, 2018. On May 3, 2018, as a condition of the foregoing amendment, the Company paid $387,811 to Shreveport Business Park and agreed to an additional payment of $1,848,100 on or before July 31, 2018. The agreement stipulates that monthly payments shall begin on August 1, 2018.

Loans Made by Stuart Lichter

Stuart Lichter has made several loans to us, the proceeds of which were used for working capital and to pay amounts owed to GemCap Lending I, LLC. The promissory notes evidencing the loans are as follows:

Date	Amount	Maturity	Payment Terms	Interest Expense for 2017	Interest Expense for 2016
March 6, 2014	$1,000,500	January 31, 2019	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $500 drawn March 6, 2014; $1,000,000 drawn December 2, 2014	$101,440	$101,718
May 30, 2014	$300,000	January 31, 2019	Unsecured; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn May 30, 2014; $200,000 drawn November 10, 2014	$30,417	$30,500
June 19, 2014	$600,000	January 31, 2019	Secured by Elio Motors’ reservation accounts and deposit held by Racer Trust; interest accrues at 10% per annum; all accrued interest and unpaid principal are payable upon maturity; $100,000 drawn April 17, 2014; $500,000 drawn June 20, 2014	$60,833	$61,000

In addition to the loans described in the table above, during 2015, Mr. Lichter purchased convertible subordinated secured notes due September 30, 2022 in the aggregate principal amount of $1,955,000 on the same terms offered to other accredited investors in this offering made pursuant to Rule 506(c) under the Securities Act. These notes were convertible into shares of our Common Stock at any time prior to their maturity in 2022 at a conversion price equal to $5.98 per share. In April 2017, Mr. Lichter converted his notes and accrued interest into 371,252 shares.

During 2017, Mr. Lichter advanced a total of $887,999 to us. He has advanced an additional $688,000 during 2018. The advances are evidenced by Convertible Unsecured Note (“Convertible Unsecured Notes”). At issuance, the conversion terms on the Convertible Unsecured Notes were to convert into common stock at a conversion price equal to the lessor of (i) seventy-five percent (75%) of the per share price at which Common Stock is offered by the Company to the public pursuant to the registration statement filed with the Commission on August 3, 2017 or (ii) the average trading price for the Common Stock during the ten (10) trading day period ending one trading day prior to the date of conversion. The Convertible Unsecured Notes can be voluntarily converted at any time commencing six months after the original issue date and have a two year maturity date. The Convertible Unsecured Notes incur interest, payable upon maturity at 5% per annum on the principal amount.

In connection with the Company’s private placement with Overstock in April 2018, the Board determined to amend the conversion terms on the Convertible Unsecured Notes. At that time, Stuart Lichter, the holder of a series of Convertible Unsecured Notes originally issued on various dates between August 2017 and April 2018, converted all accrued principal and interest in the amount of approximately $1.7 million into 620,848 shares of the Company’s common stock, at a conversion price of $2.75 per share.

Warrants Granted to Stuart Lichter

In consideration for the March 6, 2014 loan of $1,000,500 and the guaranty of the $9,850,000 loan originally made to us by GemCap Lending I, LLC, we granted Stuart Lichter an option to purchase a number of shares of Common Stock in Elio Motors sufficient to give him a 5% ownership interest, exclusive of his existing ownership (the “5% Option”). The 5% Option was exercisable at any time and from time to time until December 15, 2024 for $7,500,000.

We granted a second option to Mr. Lichter in consideration of the May 30, 2014 loan of $300,000. This second option permitted Mr. Lichter to purchase a number of shares of Common Stock in Elio Motors sufficient to give him a 2% ownership interest, exclusive of his existing ownership (the “2% Option”). The 2% Option was exercisable at any time and from time to time until June 29, 2025 for $3,000,000.

In May 2016, we amended and replaced the 5% and 2% Options with an option to purchase up to 1,887,554 shares of our Common Stock at a price of $5.56 per share until June 29, 2025.

We granted a third option to Mr. Lichter in consideration of his personal guaranty given to PayPal Inc. in the amount of $5,000,000. We were utilizing PayPal to process reservation deposits and PayPal had held back in excess of $4,000,000 as a reserve against possible chargebacks. Mr. Lichter provided his personal guaranty to induce PayPal to release $4,000,000 of the reserve to the Company in May 2016. This third option permits Mr. Lichter to purchase up to 58,824 shares of our Common Stock at a price of $17.00 per share until May 10, 2021.

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party. A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates

Item 6.	Other Information

None.

Item 7.	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Elio Motors, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Elio Motors, Inc. (the Company) as of December 31, 2017, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2017, and the related notes and schedules (collectively referred to as the financial statements). The financial statements for the period ended December 31, 2016 were audited by other auditors who report expressed an unqualified opinion on the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company suffered losses from operations which raise substantial doubt about its ability to continue as a going concern. Managements plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2018.

Houston, TX
June 7, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Elio Motors, Inc.
Phoenix, Arizona

We have audited the accompanying balance sheet of Elio Motors, Inc. (the “Company”) as of December 31, 2016, and the related statements of operations, stockholders’ deficit, and cash flows for the years ended December 31, 2016 and 2015. Elio Motors, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elio Motors, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the years ended December 31, 2016 and 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered net losses since inception and has accumulated a significant deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Eide Bailly LLP

Denver, Colorado
April 28, 2017

ELIO MOTORS, INC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016

	2017	2016
Assets
Current Assets
Cash	$7,155	$120,206
Restricted cash held in escrow	3,837	192,694
Prepaid expenses	73,237	418,568
Other current assets	—	303,000
Assets held for sale	56,107	400,000
Total Current Assets	140,336	1,434,468

Restricted cash held for customer deposits	2,237,898	2,013,605
Machinery and equipment, net	11,975,409	11,988,165
Facility under capital sublease, net	5,233,265	5,482,468
Deferring offering costs	—	117,081
Other assets	25,000	25,000
Total Assets	$19,611,908	$21,060,787
Liabilities and Stockholders’ Deficit
Current Liabilities
Accounts payable and accrued liabilities	$5,792,957	$11,723,376
Refundable customer deposits	1,198,750	1,247,550
Advances due to related party	76,057	75,155
Interest payable, current portion	17,509,996	9,515,336
Derivative liabilities - fair value of warrants	—	838,833
Notes payable due to related party	4,110,757	—
Notes payable, net of discount and deferred loan costs	21,126,147	20,315,081
Total Current Liabilities	49,814,664	43,715,331

Nonrefundable customer deposits	26,859,412	26,035,436
Interest payable, net of current portion	3,007,565	5,351,431
Convertible notes payable, net of discount and deferred loan costs	1,133,947	4,950,284
Notes payable due to related party, net of current portion and discount	1,900,500	6,671,714
Capital sublease obligation	6,295,142	6,295,142
Other long-term liabilities	7,500,000	—
Total Liabilities	96,511,230	93,019,338

Commitments and contingencies (see notes to financial statements)
Stockholders’ Deficit:
Common stock, $.01 par value, 100,000,000 shares authorized, 28,539,369 and 26,769,131 shares issued and outstanding at December 31, 2017 and December 31, 2016, respectively	285,394	267,691
Preferred stock, $.01 par value, 10,000,000 shares authorized, 531,416 and 435,036 shares issued and outstanding at December 31, 2017 and December 31, 2016, respectively	5,314	4,350
Additional paid-in capital	87,358,339	68,913,813
Accumulated deficit	(164,548,369)	(141,144,405)
Total Stockholders’ Deficit	(76,899,322)	(71,958,551)
Total Liabilities and Stockholders Deficit	$19,611,908	$21,060,787

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Year Ended December, 31
	2017	2016	2015
Costs and Expenses:
Engineering, research and development costs	$1,477,146	$20,078,229	$2,085,590
General and administrative expenses	4,768,102	12,678,489	4,455,831
Sales and marketing expenses	1,552,694	7,612,179	4,611,306
Asset impairment charges	—	—	1,963,448
Total costs and expenses	7,797,942	40,368,897	13,116,175

Loss From Operations	(7,797,942)	(40,368,897)	(13,116,175)

Other income (expense):
Gain (loss) on sale of machinery and equipment		(874,375)	1,365,932
Gain on forgiveness of debt		—	68,399
Other income	424	6,750	6,119
Interest expense	(15,461,469)	(11,514,326)	(10,918,470)
Gain (loss) on change in fair value of derivative liability	—	31,075	—
Total other expenses, net	(15,461,045)	(12,350,876)	(9,478,020)

Net Loss	$(23,258,987)	$(52,719,773)	$(22,594,195)

Basic loss per common share:	$(0.83)	$(1.98)	$(0.90)

Weighted-average number of common shares outstanding	27,918,568	26,559,566	25,127,495

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, AND 2015

	Series C & D Preferred Convertible Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Par Value	Shares	Par Value
Balance at December 31, 2014	—	—	25,077,500	250,775	35,644,307	(65,830,437)	(29,935,355)
Net loss	—	—	—	—		(22,594,195)	(22,594,195)
Discount on convertible notes from beneficial conversion feature (Note 7)	—	—	—	—	5,113,401	—	5,113,401
Issuance of common stock, net of issuance costs (Note 11)	—	—	1,242,822	12,428	14,113,021	—	14,125,449
Balance at December 31, 2015	—	—	26,320,322	263,203	54,870,729	(88,424,632)	(33,290,700)
Net loss	—	—	—	—	—	(52,719,773)	(52,719,773)
Discount on convertible notes from beneficial conversion feature (Note 7)	—	—	—	—	1,097,317	—	1,097,317
Convertible notes payable converted to equity (Note 7)	—	—	210,571	2,106	1,341,112	—	1,343,218
Conversion of warrants (Note 9)			8,012	80	171,227	—	171,307
Stock-based compensation (Note 11)	—	—	—	—	300,429	—	300,429
Issuance of stock warrants (Note 9)			—	—	777,936	—	777,936
Issuance of series C convertible preferred stock (Note 8)	435,036	4,350	—	—	7,326,637	—	7,330,987
Issuance of common stock, net of issuance costs (Note 11)	—	—	230,226	2,302	3,028,426	—	3,030,728
Balance at December 31, 2016	435,036	4,350	26,769,131	267,691	68,913,813	(141,144,405)	(71,958,551)
Net loss	—	—	—	—	—	(23,258,987)	(23,258,987)
Cumulative-effect adjustment from adopting ASU 2017-11 (Note 6)	—	—	—	—	838,833	—	838,833
Dividend from down round feature on outstanding warrants (Note 11)	—	—	—	—	144,977	(144,977)	—
Discount on convertible notes from beneficial conversion feature (Note 9)	—	—	—	—	1,944,632	—	1,944,632
Convertible notes payable converted to equity (Note 9)	—	—	1,547,161	15,472	9,254,695	—	9,270,167
Stock-based compensation (Note 13)	—	—	—	—	1,338,763	—	1,338,763
Issuance of series D convertible preferred stock (Note 14)	96,380	964	—	—	3,589,485	—	3,590,449
Issuance of common stock, net of issuance costs (Note 13)	—	—	223,077	2,231	1,333,141	—	1,335,372
Balance at December 31, 2017	531,416	$5,314	28,539,369	$285,394	$87,358,339	$(164,548,369)	$(76,899,322)

See accompanying notes to financial statements

ELIO MOTORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2016, AND 2015

	Year Ended December 31
	2017	2016	2015
Cash Flows From Operating Activities
Net Loss	$(23,258,987)	$(52,719,773)	$(22,594,195)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	261,959	250,630	278,753
Amortization of discount on notes payable	5,881,837	3,616,158	2,150,165
Amortization of deferred financing costs	552,543	539,936	202,987
Accrued interest on capital sublease obligation	2,682,104	—	2,740,795
Asset Impairment charges	—	—	1,963,448
Gain on sale of fixed assets	—	874,375	(1,365,932)
Gain on forgiveness of debts	—	—	(68,399)
(Gain) Loss on change in fair value of derivative liability	—	(31,075)	—
Warrants issued for services	—	820,360	—
Stock based compensation	1,399,135	300,429	—
Failed offering costs	117,081	—	—
Change in operating assets and liabilities:
Prepaid expenses and other current assets	1,246,654	(241,679)	(375,506)
Accounts payable and accrued liabilities	1,569,580	12,729,323	(317,746)
Interest payable	6,335,865	4,487,301	5,647,963
Net Cash Used in Operating Activities	(3,212,229)	(29,374,015)	(11,737,667)
Cash Flows From Investing Activities
Purchases of machinery and equipment	—	(12,987)	(94,255)
Proceeds from sale of machinery and equipment, net	343,893	1,374,258	3,643,985
Net Cash Provided by Investing Activities	343,893	1,361,271	3,549,730
Cash Flows From Financing Activities
Restricted cash	(35,435)	7,391,485	(4,291,231)
Customer deposits	775,176	6,602,436	4,914,667
Issuance of common stock	1,275,000	3,052,639	14,913,864
Common stock issuance costs	—	(155,423)	(714,752)
Deferred offering costs	—	(117,081)	—
Repayment of notes payable	—	—	(1,600,000)
Payment of deferred financing costs	—	—	(427,159)
Proceeds from convertible notes	1,401,000	5,970,000	5,341,560
Advance received from related party	—	75,000	—
Repayments of advances from related party	(660,456)	(1,884,164)	(3,200,572)
Advance to related party	—	328,014	(253,048)
Net Cash Provided by Financing Activities	2,755,285	21,262,906	14,683,329
Net Change in Cash	(113,051)	(6,749,838)	6,495,392
Cash at Beginning of Year	120,206	6,870,044	374,652
Cash at End of Year	$7,155	$120,206	$6,870,044
Supplemental disclosures of cash flow information
Cash paid during the year for interest	$9,120	$1,334,184	$176,560
Cash paid during the year for taxes	$640	$330	$850

See accompanying notes to financial statements

	Year Ended December 31
	2017	2016	2015
Supplemental disclosures of non-cash investing and financing activities
Amendment of capital lease resulting in change in lease payments	$—	$272,465	$1,477,323
Discount on convertible notes from beneficial conversion	$1,944,632	$1,097,317	$5,113,401
Issuance of warrants for service provided	$—	$777,936	$834,040
Issuance of warrants for stock offering costs	$—	$133,512	$73,663
Exercise of warrants	$—	$171,307	$—
Convertible notes payable converted to equity	$9,270,167	$1,343,218	$—
Conversion of accounts payable and accrued interest to preferred stock under capital lease arrangement	$3,590,449	$7,330,987	$—
Cumulative-effect adjustment from adopting ASU 2017-11	$838,833	$—	$—
Recognition of dividend upon triggering down round feature in outstanding warrants	$366,997	$—	$—

See accompanying notes to financial statements

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1 – BUSINESS ORGANIZATION AND NATURE OF OPERATIONS

(OTCQB: ELIO) (the “Company”), was incorporated in the State of Arizona on October 26, 2009, and changed its domicile to the State of Delaware on May 22, 2017. The Company was created to provide affordable transportation to those commuters seeking an alternative to today’s offering; at the same time provide vital American jobs. The Company is in the process of designing a three wheeled vehicle for mass production in the U.S. that achieves ultra-high fuel economy, exceeds safety standards and a targeted base price of $7,450, which excludes options, destination/delivery charges, taxes, title and registration.

Pursuant to the certificate of incorporation, the Company is authorized to issue 100,000,000 shares of common stock and 10,000,000 preferred shares, of which 435,036 preferred shares are designated as Series C Convertible Preferred shares (“Series C shares”), and 96,380 preferred shares are designated as Series D Convertible Preferred shares (“Series D shares”). The Company’s common stock and preferred shares have a par value of $0.01 per share. To date no dividends have been declared by the Company.

The Series C shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the stockholder’s election. The Series C shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares. There were 435,036 Series C shares issued and outstanding at December 31, 2016 and 2017.

The Series D shares are convertible into an equal number of common shares, subject to certain dilution adjustments, at the holder’s election. The Series D shares shall, with respect to rights upon liquidation, winding up, or dissolution, rank senior and prior in right to each class of common stock and any other class of preferred shares, other than a class or series ranking on par with or senior to the Series D shares. The Company’s Series C shares and Series D shares shall rank on par with one another. There were 96,380 Series D shares issued and outstanding at December 31, 2017 and no Series D shares issued and outstanding at December 31, 2016.

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS

As of December 31, 2017 the Company had a working capital deficiency and a stockholder’s deficit of $49,674,327 and $76,899,322, respectively. During the years ended December 31, 2017, 2016 and 2015, the Company incurred losses of $23,258,987, $52,719,773 and $22,594,195, respectively. These conditions indicate that there is substantial doubt about the Company’s ability to continue as a going concern within the next twelve months from the filing date of this report.

Through December 31, 2017, the Company has not recorded any revenues for the sale of its vehicle nor does it expect to record revenues of any significant amount prior to commercialization of its vehicle. The Company’s primary source of operating funds since inception has been contributions from stockholders, debt issuance and customer deposits. The Company intends to continue to raise additional capital through debt and equity placement offerings until it consistently achieves positive cash flow from operations after starting production. If the Company is unable to obtain such additional financing on a timely basis or the Company’s debt holders do not agree to convert their notes into equity or extend the maturity dates of their notes, the Company may have to curtail its engineering and development, and sales and marketing efforts, which would have an adverse effect on the Company’s business, financial condition, and results of operations, and ultimately the Company could be forced to discontinue its operations and liquidate.

Once the Company’s planned principal operations commence, its focus will be on the manufacturing and marketing of its vehicles and the continued research and development of new products. The Company may not be profitable even if it succeeds in commercializing its product. The Company expects to make substantial expenditures and to incur additional operating losses for at least the next few years as it continues to develop the vehicle, increase manufacturing capacity for production, and enter into production and marketing collaborations with other companies, if available on commercially reasonable terms, or develop these capabilities internally.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplate continuation of the Company as a going

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 2 – GOING CONCERN AND MANAGEMENT’S PLANS (Continued)

concern and the realization of assets and satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily purport to represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates include the valuation of services provided in exchange for common stock, the utilization and realization of machinery and equipment held for production, the valuation of assets held for sale, the fair value of derivative instruments, and the discount on debt for warrants granted in connection with the issuance of promissory notes. Actual results could differ from those estimates.

Financial Instruments

FASB ASC Subtopic 825-10, Financial Instruments, requires disclosure of fair value information about financial instruments. The Company’s financial instruments include cash, accounts payable, other current assets and liabilities, long-term debt and derivative instruments. The fair value of the Company’s cash, accounts payable, other current assets and liabilities approximates their carrying value due to their relatively short maturities. The fair value of the Company’s senior and subordinated debt instruments approximates their carrying value as the interest is tied to or approximates market rates, or is short term in nature. The fair value of the Companies convertible subordinated debt instruments approximates the carrying value as the applicable interest rate has been adjusted to account for the beneficial conversion feature, or is short term in nature. For fair value of derivative instruments refer to Note 6.

Cash

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and periodically evaluates the creditworthiness of the financial institutions and has determined the credit exposure to be negligible.

Restricted Cash

Restricted cash held in escrow as of December 31, 2017, includes $3,837 deposited in escrow accounts with financial institutions for future payment of principal payments on notes payable from the sale of machinery and equipment. As of December 31, 2016, the Company had $192,694 deposited in escrow accounts for future payment of property taxes and principal payments on notes payable from the sale of machinery and equipment.

In addition, the Company has recorded $2,237,898 and $2,013,605 as restricted cash held for customer deposits as of December 31, 2017 and 2016, respectively. These amounts include amounts held as restricted that relate to refundable customer deposits, as well as amounts held as reserves by credit card processors.

Other Current Assets

As of December 31, 2016, the Company has recorded $303,000 as other current assets. This amount represents the sale of assets held for sale near year end and the proceeds were received in the escrow account January 2017.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Property and equipment held for sale is recorded at the lower of cost or fair value less cost to sell. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts, and any resulting gain or loss is reflected in operations. Property and equipment held for use are depreciated and amortized using the straight-line method over the estimated useful lives of the assets once placed in service.

The estimated useful lives for property and equipment are as follows:

Facility under capital sublease	25 years
Machinery and equipment	3-10 years
Vehicles	3-5 years
Computer equipment and software	2-5 years

Impairment of Long-Lived Assets

In accordance with FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Impairment or Disposal of Long Lived Assets, property and equipment and identifiable intangible assets with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. There was no impairment charge for the years ended December 31, 2017 and 2016.

Assets Held For Sale

In connection with a strategy to reduce debt, the Company decided to sell machinery and equipment held at its Shreveport, Louisiana facility that will not be used during production. The carrying value of the machinery and equipment held for sale is stated at its lower of cost or fair value less cost to sell of $56,107 and $400,000, which is shown as “Assets held for sale” at December 31, 2017 and 2016, respectively, in the accompanying balance sheets in accordance with FASB ASC Topic 360, Property, Plant, and Equipment. The estimated value is based on negotiations with potential buyers. The amount that the Company will ultimately realize could differ materially from the amount recorded in the financial statements. The Company anticipates disposing of all assets held for sale within one year.

For the years ended December 31, 2017 and 2016 sales of excess has equipment has totaled $343,893 and $1,383,842, respectively.

Accounting for Debt/Proceeds Allocation

The Company accounts for the issuance of debt with detachable warrants under FASB ASC Subtopic 470-20, Debt with Conversion and Other Options (“ASC 470-20”). Pursuant to ASC 470-20, the warrants issued in connection with the related party debt (Note 7) are accounted for as equity due to the stock settlement available to the holder. The Company used the Black-Scholes option pricing model as the valuation model to estimate the fair value of the warrants. These warrants were fair valued on the issuance date and recorded at the relative fair value of the warrants and underlying related party promissory notes. The warrants are not subsequently revalued.

Debt Issuance Costs

Deferred financing costs are legal and other costs incurred in connection with obtaining new financing. During 2015, FASB Accounting Standards Update 2015-03, Interest—Imputation of Interest (Subtopic 835-30) (“ASU 2015-03”) was issued. ASU 2015-03 simplifies the presentation of debt issuance costs and requires that debt issuance

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

costs related to a recognized debt liability be presented in the accompanying balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 does not change the accounting for amortization of the debt issuance costs. The Company amortizes the debt issuance costs to interest expense over the term of the respective note payable using the effective yield method. Deferred financing costs amortized to interest expense amounted to $552,543, $539,936, and $202,987 for the years ended December 31, 2017, 2016, and 2015, respectively.

Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options. A beneficial conversion feature (“BCF”) exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the BCF is recorded as a debt discount with a corresponding amount to common stock. The debt discount is amortized to interest expense over the life of the note using the effective interest method. The Company’s convertible notes also contain a down round feature, which requires the BCF to be revalued at the time the down round is triggered. This additional BCF is recorded as a debt discount and amortized to interest over the remaining life of the note.

Down Round Feature

The Company elected the early adoption of ASU 2017-11 Earnings Per Share, Distinguishing Liability from Equity, Derivatives and Hedging: I. Accounting for Certain Financial Instruments with Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interest with a Scope Exception (“ASU 2017-11”). ASU 2017-11 amends FASB ASC Topic 260, Earnings per Share, (“ASC 260”) to incorporate new guidance relevant to freestanding equity classified financial instruments with down round features and conversion options in convertible debt. This applies only to entities that are required to or voluntarily present earnings per share (EPS). Each time a down round feature is triggered in a freestanding equity classified financial instrument, the effect is accounted for by an entity that presents EPS as a dividend through a reduction to retained earnings and an increase to the instrument’s carrying amount. This amount also reduces income available to common shareholders in basic EPS. The carrying amount of the equity classified instrument is not subject to further adjustment unless the down round feature is triggered again.

The amount recognized as a dividend is the difference between the following two amounts determined in accordance with FASB ASC Topic 820, Fair Value Measurement, immediately after the down round feature is triggered: (1) the fair value of the financial instrument (ignoring the down round feature) with the strike price that was in effect before the strike price reduction; and (2) the fair value of the financial instrument (ignoring the down round feature) with the reduced strike price resulting from the down round being triggered.

Warrants

The Company accounts for warrants with anti-dilution (“down round”) provisions under the guidance of FASB ASC Topic 815, Derivatives and Hedging, (“ASC 815”) which as a result of amendments made by ASU 2017-11 require freestanding equity linked financial instruments to no longer be accounted for as a derivative liability at fair value as a result of the down round feature.

The Company used the Monte Carlo method to calculate fair value and accounts for the issuance of common stock purchase warrants issued in connection with capital financing transactions in accordance with the provisions of ASC 815.

Revenue Recognition

The Company recognizes revenue from products sold when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable and collection is reasonably

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

assured. Deposits collected in advance of the period in which the product is delivered are recorded as a liability under refundable and nonrefundable deposits. Nonrefundable deposits are not considered revenue because the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2019 as further discussed in Note 5.

Advertising Costs

Advertising costs are expensed as incurred. Such costs, which amounted to $1,552,694, $7,612,179 and $4,611,306 for the years ended December 31, 2017, 2016 and 2015, respectively, are included in sales and marketing expenses in the accompanying statements of operations.

Research and Development Costs

In accordance with FASB ASC Topic 730, Research and Development, (“ASC 730”) research and development costs are expensed as incurred. Research and development expenses consist of purchased technology, purchased research and development rights and outside services for research and development activities associated with product development. In accordance with ASC 730, the cost to purchase such technology and research and development rights are required to be charged to expense if there is currently no alternative future use for this technology and, therefore, no separate economic value. Research and development costs amounted to $1,477,146, $20,078,229 and $2,085,590 for the years ended December 31 2017, 2016 and 2015, respectively.

Loss per Common Share

The Company computes loss per common share, in accordance with FASB ASC Topic 260, Earnings Per Share, (“ASC 260”) which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. These potentially dilutive securities were not included in the calculation of loss per common share for the years ended December 31, 2017, 2016, or 2015 because their effect would be anti-dilutive.

The outstanding securities consist of the following:

	Year Ended December 31,
	2017	2016	2015
Outstanding convertible notes	599,800	1,070,285	871,356
Outstanding options	389,000	389,000	—
Outstanding warrants	2,084,691	2,061,557	1,983,463
Series C convertible preferred stock	435,036	435,036	—
Series D convertible preferred stock	96,380	—	—
Total potentially dilutive securities	3,604,907	3,955,878	2,854,819

Income Taxes

The Company is taxed as a C corporation in the United States of America. The Company uses the asset and liability method of accounting for income taxes in accordance with FASB ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established as necessary.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company follows the requirements of ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more likely than not and a measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In making this assessment, the Company must determine whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. Management believes that the Company has taken no uncertain tax positions as of December 31, 2017, 2016 and 2015 and therefore no accruals have been made in the financial statements related to uncertain tax positions.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with FASB ASC 718 Compensation – Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant).

The Company accounts for equity instruments, including restricted stock or stock options, issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their calculated fair value of the award.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. Based on our preliminary analysis we do not believe the adoption of ASU 2014-09 will have a material impact on our financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, if so, provide certain footnote disclosures. ASU 2014-15 is effective for annual periods ending after December 15, 2016, including interim reporting periods thereafter. We adopted ASU 2014-15 as of December 31, 2016, and have provided footnote disclosures due to our uncertainty about the entity’s ability to continue as a going concern as further discussed in Note 2.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This update substantially revises standards for the recognition, measurement and presentation of financial instruments. This standard revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU 2016-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, with early adoption permitted for certain requirements. We are assessing the impact of adopting this new accounting standard on our financial statements and related disclosures.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). The amendments in this ASU revise the accounting related to lessee accounting. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases. The new lease guidance also simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. The amendments in this ASU are effective for us beginning on January 1, 2019 and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Based on our preliminary assessment, we do not expect this new standard to have a material impact on our financial statements or related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows: Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires the Statement of Cash Flows to explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, restricted cash or cash equivalents should be included with cash and cash equivalents when recording the beginning-of-period and end-of-period total amounts on the Statement of Cash Flows. ASU 2016-18 will be effective for the Company on January 1, 2018 and is not expected to have a significant impact on the Company’s financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share, Distinguishing Liability from Equity, Derivatives and Hedging: I. Accounting for Certain Financial Instruments with Down Round Features and II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interest with a Scope Exception. (“ASU 2017-11”) Part I applies to entities that issued financial instruments such as warrants, convertible debt or convertible preferred stock that contain down round features. As a result of ASU 2017-11 freestanding equity-linked financial instruments, such as warrants and conversion options in convertible debt or preferred stock, should no longer be accounted for as a derivative liability at fair values as a result of the existence of a down round feature.

The Company elected the early adoption of ASU 2017-11 as of January 1, 2017. ASU 2017-11 permits the amendments to be applied retrospectively to outstanding financial instruments with a down round feature by means of a cumulative-effect adjustment to the statement of financial position as of the beginning of the fiscal year of adoption. As of January 1, 2017 the increase to additional paid-in capital from the cumulative-effect adjustment from adopting ASU 2017-11 is $838,833.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2017 and 2016:

	December 31,
	2017	2016
Facility under capital sublease	$6,295,142	$6,295,142
Machinery and equipment	11,897,632	11,897,632
Vehicles	49,532	49,532
Computer equipment and software	57,710	57,710
Total property and equipment	18,300,016	18,300,016
Less: accumulated depreciation	(1,091,342)	(829,383)
Machinery and equipment, net	$11,975,409	$11,988,165
Facility under capital sublease, net	$5,233,265	$5,482,468

Depreciation and amortization of property and equipment held for use amounted to $261,959, $250,630 and $278,753 for the years ended December 31, 2017, 2016, and 2015, respectively. There was no depreciation and amortization expense related to manufacturing machinery and equipment held for future production at the Company’s Shreveport, Louisiana facility. For the years ended December 31, 2017, and 2016, the Shreveport manufacturing machinery and equipment held for future production totaled $11,897,632. Included in the December 31, 2017 and

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 4 – PROPERTY AND EQUIPMENT (Continued)

2016 balance of machinery and equipment is $871,682 in assets management has identified will not be used in production. This amount is not classified as assets held for sale because management does not believe the sale of assets is probable within one year. The Company plans to start production in the fourth quarter of 2019 at which time the manufacturing machinery and equipment will be placed in service.

At December 31, 2017, 2016 and 2015, the Company conducted a review of the machinery and equipment held for sale. Based on the review, the Company had no impairment charge for the years ended December 31, 2017 and 2016, and recorded an impairment charge of $1,963,448 for the year ended December 31, 2015. The assets to be disposed of include conveyance systems, robotics and controllers, and general manufacturing equipment held in the Shreveport Louisiana facility. The Company reviewed the estimated undiscounted future cash flows expected to be received at the disposition of the assets to determine the potential for an asset impairment.

NOTE 5 – CUSTOMER DEPOSITS

The Company has received customer deposits ranging from $100 to $1,000 per order for purposes of securing their vehicle production slot. As of December 31, 2017 and 2016, the Company received refundable deposits of $1,198,750 and $1,247,550, respectively, which are refundable upon demand. Refundable deposits are included in current liabilities in the accompanying balance sheets. As of December 31, 2017 and 2016, the Company received nonrefundable deposits of $26,859,412 and $26,035,436, respectively. The nonrefundable deposits are included in long term liabilities in the accompanying balance sheets since the Company has not fulfilled their obligation to the customer as production is not expected to begin until the fourth quarter of 2019, and is under no obligation to return the deposit to the customer. As further discussed in Note 15 Commitments and Contingencies: Sales Discounts, the Company provides a sales discount for nonrefundable deposit customers up to 50% of the nonrefundable deposit, up to $500 per deposit. As of December 31, 2017 and 2016, future committed sales discounts offered amounted to approximately $15,626,030 and $12,120,313, respectively.

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES

The Company groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following table presents the Company’s fair value hierarchy for applicable assets measured at fair value as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Assets held for sale	$—	$—	$56,107	$56,107
Machinery and equipment	$—	$—	$871,682	$871,682

The Company’s recurring Level 3 instruments assets held for sale, and machinery and equipment. Assets held for sale, and machinery and equipment identified to be sold, are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 6 – FAIR VALUES OF ASSETS AND LIABILITIES (Continued)

The following table presents the Company’s fair value hierarchy for applicable assets and liabilities measured at fair value as of December 31, 2016.

	Level 1	Level 2	Level 3	Total
Warrant liabilities	$—	$—	$838,833	$838,833
Assets held for sale	$—	$—	$400,000	$400,000
Machinery and equipment	$—	$—	$871,682	$671,682

The Company’s recurring Level 3 instruments consisted of stock warrant liabilities and assets held for sale. Warrant liabilities are valued using the Monte Carlo option pricing model. The significant unobservable inputs used in the fair value measurement of the stock warrant liability are risk-free interest rate over the term of the instrument, time to liquidity event, dividend yield, and volatility of equity. The change in any of those inputs in isolation would result in a significant change of fair value measurement.

The following table describes the valuation techniques used to calculate the fair value for the warrant liabilities in the Level 3 hierarchy:

	Fair Value at December 31, 2016	Valuation Techniques	Unobservable Input	Weighted Average
Warrant liabilities	$838,833	Monte Carlo option pricing method	Risk-free rate Time to liquidity event Dividend yield Volatility	2.05% 3.96 yrs. 0.00% 80.10%

Assets held for sale are being measured at fair value using the unobservable level 3 inputs by estimating the physical condition, functional and economic obsolescence, and the undiscounted cash flow expected from the sale of assets.

A reconciliation of the warrant liability measured at fair value on a recurring basis with the use of significant unobservable inputs (level 3) from January 1, 2016 to December 31, 2016 follows:

Balance at January 1, 2016	$907,703
Issuance of warrants	133,512
Change in fair value of warrants included in earnings	(31,075)
Conversion of warrants	(171,307)
Balance at December 31, 2016	$838,833

Effective January 1, 2017 the Company retroactively applied the guidance of ASU 2017-11. As a result the Company’s warrants are no longer accounted for as a derivative liability at fair value as a result of the existence of a down round feature.

NOTE 7 – NOTES PAYABLE DUE TO RELATED PARTY

CH Capital Lending, LLC

On February 28, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with GemCap Lending I, LLC, (“GemCap”), for $9,850,000. The note was secured by a first priority lien on certain machinery and equipment with an original value of $11,659,705 and was personally guaranteed by a stockholder. The note incurred interest at 15% per annum, payable monthly. All outstanding principal and interest was due upon maturity on February 28, 2014.

On February 27, 2014, the Company entered into the second amendment to the promissory note, which extended the maturity date to May 31, 2014 and reduced the interest rate to 12% per annum. On May 31, 2014, the Company entered into the third amendment to the promissory note, which extended the maturity date to July 31, 2014.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 7 – NOTES PAYABLE DUE TO RELATED PARTY  (Continued)

On August 1, 2014, CH Capital Lending, LLC, (“CH Capital”) owned by a director and stockholder, purchased the $9,850,000 promissory note from GemCap. On August 1, 2014, the Company and CH Capital entered into the fourth amendment to the promissory note, which extended the maturity date to July 31, 2015 and reduced the interest rate to 10% per annum.

On July 31, 2015, the Company entered into a forbearance agreement with CH Capital, which deferred the enforcement of the collection of the promissory note until July 31, 2016. On November 10, 2016, the Company entered into a loan extension agreement, which extended and amended the maturity date to July 29, 2017, with monthly payments of $50,000 commencing January 1, 2017. In addition to the monthly payments, the Company agreed that within five business days of the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities, the Company shall remit a payment equal to the lessor of $2,000,000 or five percent of the net proceeds from the offerings.

On April 27, 2017 the Company entered into a second loan extension agreement with CH Capital, which extended and amended the maturity date to July 31, 2018. The agreement also allows for one option to further extend the maturity date until September 28, 2018 upon written notice and a payment of $125,000 to CH Capital on or before July 31, 2018. The loan extension also waived the $50,000 monthly payments that were due under the November 10, 2016 agreement, and replaced the payment of $2,000,000 or five percent of the net proceeds from an offering of at least $25,000,000, with a payment of $1,250,000 upon the receipt of net proceeds of at least $25,000,000, in the aggregate from one or more offerings of the Company’s debt or equity securities.

The agreement further required a payment of $1,250,000, on or before July 31, 2017. This amount may include the payments made upon the receipt of net proceeds from an offering of at least $25,000,000. If the Company failed to make the July 31, 2017 payment of $1,250,000, the Company agreed to pay $350,000 on or before August 1, 2017 and $50,000 per month thereafter.

On August 11, 2017 the Company entered into the first amendment to the second loan extension agreement, in which CH Capital extended the due date of the $350,000 payment from August 1, 2017 to November 1, 2017, and $50,000 per month thereafter.

On April 30, 2018 the Company entered into the second amendment to the second loan extension agreement with CH Capital, which extended the due date of the $650,000 due under the first amendment of the second loan extension until July 31, 2018. On May 3, 2018, as a condition of the foregoing extension, the Company paid $162,500 to CH Capital, which shall be applied to and reduce the $650,000 owed by the Company to $487,500. The agreement further obligated the Company to pay CH Capital $50,000 per month, no later than the first day of each month, beginning June 1, 2018.

Interest expense incurred on this note for the years ended December 31, 2017, 2016, and 2015 amounted to $438,550, $536,984, and $966,016, respectively.

As of December 31, 2017 and 2016, the Company has applied cumulative payments of $5,739,243 and $5,078,786 in principal payments from the sale of machinery and equipment held for sale in the Shreveport Louisiana facility. The senior promissory note of $4,110,757 and $4,771,214 is reflected as notes due to related party in the accompanying balance sheets at December 31, 2017 and 2016, respectively.

Stuart Lichter

On June 19, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $600,000. The promissory note is secured by any and all accounts, receivables, and/or deposits and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity. The note matured on December 31, 2014, but was amended and the maturity date was extended to January 31, 2019. The outstanding principal and interest amounted to $600,000 and $216,778, respectively, at December 31, 2017 and $600,000 and $155,944, respectively, at December 31, 2016. Interest expense incurred on the note for the years ended December 31, 2017, 2016, and 2015 amounted to $60,833, $61,000 and $60,833, respectively.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 7 – NOTES PAYABLE DUE TO RELATED PARTY  (Continued)

On March 6, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $1,000,500. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal are payable upon maturity at January 31, 2019. The outstanding principal and interest amounted to $1,000,500 and $312,694, respectively, at December 31, 2017 and $1,000,500 and $211,254, respectively, at December 31, 2016. Interest expense incurred on the note for the years ended December 31, 2017, 2016, and 2015 amounted to $101,440, $101,718 and $101,440, respectively.

On May 30, 2014, the Company entered into a promissory note agreement with a director and stockholder of the Company for $300,000. The promissory note is unsecured and incurs interest at 10% per annum. All accrued interest and unpaid principal is payable upon maturity at January 31, 2019. The outstanding principal and interest amounted to $300,000 and $100,139, respectively, at December 31, 2017 and $300,000 and $69,722, respectively, at December 31, 2016. Interest expense incurred on the note for the years ended December 31, 2017, 2016, and 2015 amounted to $30,417, $30,500 and $30,417, respectively.

The $1,000,500 and $300,000 promissory notes described above were issued with detachable warrants. The promissory notes have been discounted using the relative fair value approach for the fair value of the warrants and the fair value of the debt. As of December 31, 2017 and 2016, the notes have been shown $1,300,500 and $1,300,500 net of the unamortized discount of $0 and $0, respectively, on the balance sheets. Amortization of the discount was $0, $540,994 and $518,115 during 2017, 2016, and 2015, respectively, using the effective interest method with an imputed interest rate of 59.22%, which is included in interest expense on the accompanying statements of operations. See Note 11 for additional information regarding the warrants.

The following summarizes related party notes payable outstanding as of December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Secured promissory note, dated February 28, 2013, bearing interest at 10% annually, payable on July 31, 2018	$4,110,757	$4,771,214
Unsecured promissory note, dated March 6, 2014, bearing interest at 10% annually, payable on January 31, 2019	1,000,500	1,000,500
Unsecured promissory note, dated May 30, 2014, bearing interest at 10%, payable on January 31, 2019	300,000	300,000
Secured promissory note, dated June 4, 2014, bearing interest at 10%, payable on January 31, 2019	600,000	600,000
Total related party notes payable	$6,011,257	$6,671,714
Less: current portion of related party notes payable	(4,110,757)	—
Long-term portion notes payable due to related party	$1,900,500	$6,671,714

NOTE 8 – NOTES PAYABLE

Racer Trust

On March 3, 2013, in connection with the acquisition of certain machinery and equipment, the Company entered into a promissory note with the Revitalizing Auto Communities Environmental Response Trust (“Racer”) for $23,000,000. The promissory note is secured by a subordinated lien on the manufacturing machinery and equipment held in Shreveport, Louisiana. The note is non-interest bearing. Among the terms of the Company’s purchase agreement with Racer was an agreement to use and develop the property so as to create at least 1,500 new jobs. See Note 15 for addition information on the Creation of New Jobs. As part of the subordination agreement Racer requires all proceeds from the sale of manufacturing machinery and equipment held in Shreveport, Louisiana to be first applied to the outstanding principal balance on the CH Capital Lending, LLC note.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 8 – NOTES PAYABLE (Continued)

In accordance with FASB ASC Subtopic 835-30, Imputation of Interest, a discount of $7,095,524 was recorded to reflect an imputed interest rate of 12% per annum which was based on the Company’s credit, collateral, terms of repayment and similar prevailing market rates at the time the loan agreement was executed. The outstanding balance, unamortized debt discount, and deferred loan costs amounted to $21,126,147, $0, and $0 respectively, at December 31, 2017. The outstanding balance, unamortized debt discount, and deferred loan costs amounted to $21,126,147, $793,502, and $17,564 respectively, at December 31, 2016.

On November 1, 2013, the Company missed a required monthly minimum payment triggering default interest of 18% per annum in accordance with the promissory note agreement. The default was cured in December 2013; however, default interest remained in effect throughout 2014. On January 1, 2015, the Company missed a required monthly minimum payment triggering interest of 18% per annum in accordance with the promissory note agreement. The outstanding principal balance continued to bear default interest of 18% until payments resumed on January 1, 2016.

On March 17, 2015, the Company entered into the second amendment to the subordinated promissory note with Racer. The second amendment delayed the monthly minimum payments from January 1, 2015 until January 1, 2016. The second amendment also extended the maturity date from September 1, 2016 to July 1, 2017. The outstanding principal balance shall continue to bear default interest of 18% per annum until the payments are resumed on January 1, 2016. The Company was late on the September and October 2016 payments, which triggered default interest to be charged on the loan at 18% per annum.

On May 31, 2017, the Company entered into the third amendment to the subordinated promissory note with Racer. The third amendment extended the maturity date of the note until July 31, 2018. On May 31, 2017, the Company also entered into the first forbearance agreement of the third amendment. The forbearance agreement, Racer extended payments until July 31, 2017, with monthly payments of $173,455 commencing August 1, 2017. Default interest of 18% per annum will continue to accrue as of October 1, 2016. If the Company received net proceeds of at least $25 million in the aggregate from one or more offerings of equity or debt on or before July 31, 2017, the Company shall pay to Racer, the sum of the unpaid monthly amounts due to Racer from October 2016 to July 2017, a total of $1,752,346.

On July 1, 2017, the second forbearance agreement of the third amendment was signed with Racer that extended the payment until September 30, 2017, with monthly payments commencing October 1, 2017, and a payment of $2,099,256 due September 30, 2017. Default interest of 18% per annum will continue accruing as of October 1, 2016. In consideration for the July 1, 2017 agreement, the Company assigned as additional collateral all trademarks and trade names including, but not limited to, “Elio Design” and “Elio Motors”.

On September 30, 2017, the Company amended the forbearance agreement with Racer extending the payments until January 1, 2018, provided that the Company pay to Racer a $10,000 monthly administrative fee for October 2017, November 2017, and December 2017. Default interest of 18% per annum will continue accruing as of October 1, 2017.

On January 1, 2018, the Company entered into an additional amendment to the forbearance agreement with Racer. Under the terms of the amendment the Company shall pay Racer on or before July 10, 2018, a total of $3,934,256, which is the sum of the unpaid monthly amounts and late fees due to Racer, with the remaining outstanding principal and accrued interest due July 31, 2018.

Accrued default interest under the subordinated promissory note amounted to $12,005,432 and $6,523,211 at December 31, 2017 and 2016, respectively. Default interest expense incurred amounted to approximately $5,482,221, $1,602,943, and $4,548,266 for the years ended December 31, 2017, 2016, and 2015, respectively.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 8 – NOTES PAYABLE (Continued)

The following summarizes notes payable outstanding as of December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Secured promissory note, dated March 3, 2013, non-interest bearing, default interest at 18% annually, payable on July 10, 2018	$21,126,147	$21,126,147
Less: unamortized debt discount	—	$(793,502)
Less: deferred loan costs	—	(17,564)
Current portion notes payable due to related party, net of unamortized debt discount and deferred loan costs	$21,126,147	$20,315,081

NOTE 9 – CONVERTIBLE NOTES PAYABLE

Convertible Subordinated Secured Notes Payable

On March 2, 2015, the Company offered up to $30,000,000 of 5% Convertible Subordinated Secured Notes (the “Convertible Subordinated Notes”), due September 30, 2022, unless earlier converted to common shares by the holder pursuant to their terms, in a private placement to accredited investors. The first $5,000,000 (Tier 1) in Convertible Subordinated Notes have a conversion price of $5.98, the next $10,000,000 (Tier 2) in Convertible Subordinated Notes have a $9.65 conversion price, and the last $15,000,000 (Tier 3) in Convertible Subordinated Notes have a $12.98 conversion price. The Convertible Subordinated Notes contain a repricing provision, such that if the Company issues shares of its common stock at a price per share lower than the conversion price, then the conversion price shall be reduced to an amount equal to such consideration. The Company closed offering the Convertible Subordinated Notes in December 2015. The Convertible Subordinated Notes are senior secured obligations of the Company, subordinate only to a first lien obligation to CH Capital Lending, LLC and a second lien obligation to Racer.

As the close of the offering the Company issued $5,000,560 of Tier 1 Convertible Subordinated Notes and $341,000 of Tier 2 Convertible Subordinated Notes. Net proceeds from the Convertible Subordinated Notes was $4,628,151 for Tier 1 and $286,250 for Tier 2, net of transaction fees. The Convertible Subordinated Notes balance is $1,657,981 and $4,070,000 as of December 31, 2017 and 2016, respectively. The issuance costs and the related beneficial conversion feature is $1,411,034 and $4,102,293 as of December 31, 2017 and 2016, respectively. Accrued interest as of December 31, 2017 and 2016, amounted to $201,927 and $293,235, respectively.

A beneficial conversion feature discount of $5,000,560 and $112,841 was recorded for the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively. The unamortized balance of the beneficial conversion feature discount amounted to $1,073,504 and $56,624 for Tier 1 and Tier 2, respectively, as of December 31, 2017. The unamortized balance of the beneficial conversion feature discount amounted to $3,236,497 and $49,911 for Tier 1 and Tier 2, respectively, as of December 31, 2016. The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Subordinated Notes using the effective interest method with an imputed interest rate of 11.6% on the Tier 2 Convertible Subordinated Notes.

Tier 1 issuance costs attributable to the debt component were recorded as a deferred loan cost asset, as the beneficial conversion feature and the issuance costs are in excess of the Tier 1 Convertible Subordinated Notes, and are being amortized as interest expense over the term of the Convertible Subordinated Notes. Tier 2 issuance costs attributable to the debt component were recorded as a direct deduction to the related debt liability and are being amortized as interest expense over the term of the Convertible Subordinated Notes.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 9 – CONVERTIBLE NOTES PAYABLE (Continued)

As of December 31, 2017, the Company has converted $3,413,579 of principal and $265,755 of accrued interest from its Tier 1 Convertible Subordinated Notes into 615,275 shares of the Company’s common stock. As of December 31, 2017 the Company converted $270,000 of principal and $14,831 of accrued interest from its Tier 2 Convertible Subordinated Notes into 30,548 shares of the Company’s common stock. The Company has $1,586,981 and $71,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively as of December 31, 2017.

As of December 31, 2016, the Company converted $1,061,560 of principal and $60,775 of accrued interest from its Tier 1 Convertible Subordinated Notes into 187,682 shares of the Company’s common stock. As of December 31, 2016 the Company converted $210,000 of principal and $10,883 of accrued interest from its Tier 2 Convertible Subordinated Notes into 22,889 shares of the Company’s common stock. The Company had $3,939,000 and $131,000 outstanding of the Tier 1 and Tier 2 Convertible Subordinated Notes, respectively as of December 31, 2016. There have been no additional conversions subsequent to year end.

The Convertible Subordinated Notes contained a repricing provision that was triggered on the Tier 2 notes by a private placement of common stock on March 31, 2017 to a director and stockholder of the Company. The conversion rate on the Tier 2 Convertible Subordinated Notes was reduced from $9.65 per share of common stock to $5.98 per share of common stock. At the time the repricing provision was triggered, the Company valued the beneficial conversion feature at $25,455. This amount will be amortized over the remaining term of the Tier 2 convertible notes. The repricing provision of the Tier 2 Convertible Subordinated Notes will increase the number of potential shares outstanding from 7,358 to 11,873.

Convertible Unsecured Notes Payable - 2017

Beginning in August 2017 through December 31, 2017, the Company received advances evidenced by Convertible Unsecured Note (“Convertible Unsecured Notes”) to directors and stockholders of the company. The Convertible Unsecured Notes can be converted into common stock at a conversion price equal to the lessor of (i) seventy-five percent (75%) of the per share price at which common stock is offered by the Company to the public pursuant to the registration statement filed with the Securities and Exchange Commission on August 3, 2017 or (ii) the average trading price for the common stock during the ten (10) trading day period ending one trading day prior to the date of conversion. The Convertible Unsecured Notes can be voluntarily converted at any time commencing six months after the original issue date and have a two year maturity date. The Convertible Unsecured Notes incur interest, payable upon maturity at 5% per annum on the principal amount.

As of December 31, 2017, the Convertible Unsecured Notes issued total $887,000. Accrued interest as of December 31, 2017 amounted to $10,438. See Note 17 for additional advances and conversions subsequent to year end.

Convertible Unsecured Notes Payable - 2016

The Company received advances totaling $5,970,000 and $514,000 from directors and stockholders of the Company as of December 31, 2016 and March 31, 2017, respectively. The advances are evidenced by Convertible Unsecured Note (“Convertible Unsecured Notes”). The notes can be converted into common stock at a conversion price of $15.00 and have a maturity date of September 30, 2022. The Convertible Unsecured Notes incur interest, payable upon maturity at 5% per annum on the principal amount.

The Convertible Unsecured Notes contained a repricing provision that was triggered by a private placement of common stock on March 31, 2017 to a director and stockholder of the Company. The conversion rate was reduced from $15.00 per share of common stock to $5.98 per share of common stock. At the time the repricing provision was triggered, the Company valued the beneficial conversion feature discount at $1,919,177, which is being amortized as interest expense over the terms of the Convertible Unsecured Notes. The agreement further stipulates that the directors and stockholders of the Company may convert and sell up to 2,500 of these shares per week so long as the trading price per share of common stock is above $19.50.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 9 – CONVERTIBLE NOTES PAYABLE (Continued)

A beneficial conversion feature discount of $1,097,317 was recorded for the Convertible Unsecured Notes as of December 31, 2016. The unamortized balance of the beneficial conversion feature discount amounted to $987,423 as of December 31, 2016. The beneficial conversion feature discount is being amortized as interest expense over the terms of the Convertible Unsecured Notes using the effective interest method with an imputed interest rate of 8.03%.

As of December 31, 2016, the Convertible Unsecured Notes issued total $4,982,577, net of the beneficial conversion feature. Accrued interest as of December 31, 2016 amounted to $71,776. On April 17, 2017, the Company converted $6,484,000 of principal and $165,219 of accrued interest from its Convertible Unsecured Notes into 1,111,910 shares of common stock at a conversion price of $5.98 per share. This amount was converted by directors and stockholders of the Company. At the date of conversion, the unamortized beneficial conversion feature of $2,889,494 was amortized as interest expense.

Convertible Unsecured Notes Payable - 2016

As of December 31, 2016, the Convertible Unsecured Notes issued total $4,982,577, net of the beneficial conversion feature. Accrued interest as of December 31, 2016 amounted to $71,776. As of December 31, 2016 no Convertible Unsecured Notes were converted.

The following summarizes convertible notes payable outstanding as of December 31, 2017 and 2016:

	December 31, 2017	December 31, 2016
Convertible subordinated secured promissory note, issued 2015, bearing interest at 5% annually, payable on September 30, 2022, convertible into common stock at a conversion price of $5.98 per share of common stock	$1,657,981	$4,070,000
Convertible unsecured notes payable, issued 2017, bearing interest at 5% annually, payable two years from issuance date, convertible into common stock at a conversion price equal to the lesser of (i) seventy-five percent (75%) of the per share price at which common stock is offered by the Company to the public pursuant to the registration statement filed with the Securities and Exchange Commission on August 3, 2017 or (ii) the average trading price for the common stock during the ten (10) trading day period ending one trading day prior to the date of conversion	887,000	—
Convertible unsecured notes payable, issued 2016, bearing interest at 5% annually, payable September 30, 2022, convertible into common stock at a conversion price of $5.98 per share of common stock	—	5,970,000
Convertible notes payable before unamortized debt discount and deferred loan costs	2,544,981	10,040,000
Less: unamortized debt discount	(1,130,128)	(4,273,831)
Less: deferred loan costs	(280,906)	(815,885)
Long-term portion convertible notes payable, net of discounts and deferred loan costs	$1,133,947	$4,950,284

NOTE 10 – CAPITAL SUBLEASE OBLIGATION

On December 27, 2013, the Company entered into a noncancelable long term capital sublease agreement with a related party for its manufacturing facility in Shreveport, Louisiana with an aggregate cost of $7,500,000, which is based on the recent selling price of the property. The imputed interest under the capital sublease amounted to 26.4%. Initial sublease payments are waived until the earlier of the start of production or August 1, 2015, after which sublease payments of $249,344 are payable monthly. The capital sublease payments increase by 3% on each 10 year anniversary of the sublease commencement date. The sublease expires on December 27, 2038 and includes two 25 year options to extend.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 10 – CAPITAL SUBLEASE OBLIGATION (Continued)

The Company recognized $2,682,104, $3,228,588, and $2,740,795,in interest expense under this sublease agreement for the years ended December 31, 2017, 2016, and 2015, respectively, which is included in current and long term interest payable on the accompanying balance sheets at December 31, 2017, and 2016.

On July 31, 2015, the Company entered into an amendment to the capital sublease agreement. The amendment abated the monthly sublease payments of $249,344 from August 1, 2015 through January 1, 2016. Monthly payments for the period February 1, 2016 through July 31, 2016 were deferred and payable in full on August 1, 2016 under the amendment. As a result of the sublease amendment, the Company recorded an adjustment to reduce the capital sublease obligation and the respective facility under capital sublease by $1,477,323, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

On November 17, 2016, the Company entered into a second amendment to the capital sublease agreement. The amendment converted accrued sublease payments of $2,742,781 and accrued and common area maintenance charges, property taxes, insurance (“lease charges”), late fees and interest of $4,812,806 into 435,036 shares of the Company’s Series C Convertible Preferred Stock valued at $7,330,987 and a warrant to purchase 25,000 shares of the Company’s common stock. The Series C Convertible Preferred Stock convert into an equal number of shares of the Company’s common stock. The conversion prepaid the December 1, 2016 sublease payment and lease charges. The aggregate fair value attributed to these detachable warrants was $224,600 at the grant date. See Note 11 for additional information regarding the warrants.

The November 17, 2016 amendment will also prepay projected sublease payments of $2,992,125 and prepay projected lease charges of $598,324 and convert them into 96,380 shares of the Company’s Series D Convertible Preferred Stock valued at $3,590,449, which convert into an equal number of shares of the Company’s common stock. This conversion was effective on January 1, 2017 and prepaid the sublease payments and lease charges through December 31, 2017. As a result of the second sublease amendment, the Company recorded an adjustment to increase the capital sublease obligation and the respective facility under capital sublease by $272,465, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Leases.

On December 28, 2017, the Company entered into the third amendment with Shreveport Business Park, LLC. Under the third amendment of the leased space shall be reduced by 152,557 square feet effective January 1, 2018. As a result of the reduction in square feet, the base rent shall be $211,205. As a result of the third sublease amendment, effective January 1, 2018, the Company recorded an adjustment to decrease the capital sublease obligation and respective facility under capital sublease by $1,200,724, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Subleases.

On April 30, 2018, the Company entered into the fourth amendment with Shreveport Business Park, LLC. The terms of the new agreement deferred the monthly lease and lease related charges beginning January 1, 2018 through July 31, 2018. On May 3, 2018, as a condition of the foregoing amendment, the Company paid $387,811 to Shreveport Business Park and agreed to an additional payment of $1,848,100 on or before July 31, 2018. The agreement stipulates that monthly payments shall begin on August 1, 2018.

For the years ended December 31, 2017, 2016, and 2015, the Company incurred common area maintenance charges, property tax, and insurance expense of $598,324, $734,238, and $2,067,957, respectively. Facility under capital sublease as of December 31, 2017 and 2016, is $6,295,142. Accumulated depreciation as of December 31, 2017 and 2016, is $1,061,876 and $812,673, respectively. During the years ended December 31, 2017, 2016, and 2015, the Company recorded depreciation expense of $249,203, $238,960, and $273,713, respectively.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 10 – CAPITAL SUBLEASE OBLIGATION (Continued)

Future minimum sublease payments under the noncancelable capital sublease are as follows:

Years ending December 31,
2018	$2,992,125
2019	2,992,125
2020	2,992,125
2021	2,992,125
2022	2,992,125
Thereafter	49,864,960
Total minimum sublease payments	64,825,585
Less: amount representing interest	(58,530,443)
Capital sublease obligation	$6,295,142

NOTE 11 – WARRANTS AND WARRANTS LIABILITY

The Company follows FASB ASC Subtopic 815-40, Contract in An Entity’s Own Equity, as it relates to outstanding warrants.

In connection with the Shreveport Business Park, LLC second capital sublease amendment, which occurred on November 17, 2016, the Company issued a warrants to purchase 25,000 shares of common stock at an exercise price of $20.00 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement at November 17, 2021. The aggregate fair value attributed to these warrants was $224,600 at the grant date. These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	85.00%
Risk free interest rate	1.72%
Expected life	5 years

As of December 31, 2017, and 2016, none of the warrants had been exercised.

In May 2016, as consideration for a personal guaranty in the amount of $5,000,000 given by a director and stockholder of the company to induce a credit card processor to release $4,000,000 of reserved funds, the Company issued warrants to purchase 58,824 shares of common stock at an exercise price of $17.00 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement in May, 2021. The aggregate fair value attributed to these warrants was $820,360 at the grant date. These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	82.00%
Risk free interest rate	1.00%
Expected life	5 years

As of December 31, 2017, and 2016, none of the warrants had been exercised.

In connection with the November 2015 Regulation A stock offering of 1,410,048 shares of the Company’s common stock at a price of $ 12.00 per share, the Company issued an aggregate of warrants to purchase 21,408 shares

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 11 – WARRANTS AND WARRANTS LIABILITY (Continued)

of common stock at an exercise price of $12.00 per share to the intermediary technology platform provider. 10,708 of the warrants expire 3 years from the grant date and 10,700 of the warrants expire 7 years from the grant date. These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets as of December 31, 2016. As of December 31, 2016 the fair value of the derivative instrument was $25,540.

On January 1, 2017 the Company retrospectively applied the guidance of ASU 2017-11 to the outstanding financial instruments and reclassified the derivative liability outstanding at January 1, 2017 to additional paid-in capital.

The December 31, 2016 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	80.00% - 83.00%
Risk free interest rate	1.20% - 2.09%
Expected life	2.05 - 6.13 years

As of             , 18,384 warrants were exercised using the cashless conversion option, resulting in the Company issuing an additional 8,012 shares of common stock. As of December 31, 2017, no additional warrants had been exercised and there were 6,068 warrants outstanding.

On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company. The common stock was issued at $5.98 per share. The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price from $12.00 per share to $5.98 per share and increased the number of shares issuable under these warrants by 3,044. Due to the early adoption of ASU 2017-11, the Company recognized as a dividend of $17,745, which is the change the fair value immediately after the down round feature was triggered.

In connection with the private placement of the Convertible Subordinated Secured Notes, which occurred through December 17, 2015, the Company issued an aggregate of warrants to purchase 83,621 shares of common stock at an exercise price of $7.18 per share, and 3,534 shares of common stock at an exercise price of $11.58 per share. These warrants expire December 2020. These warrants contain provisions that protect holders from a decline in the issue price of the Company’s common stock (“down-round” provision). Due to these down-round provisions, the Company accounted for these warrants as liabilities instead of equity in the accompanying balance sheets as of December 31, 2016. As of December 31, 2016 the fair value of the derivative instrument was $813,293.

On January 1, 2017 the Company retrospectively applied the guidance of ASU 2017-11 to the outstanding financial instruments and reclassified the derivative liability outstanding at January 1, 2017 to additional paid-in capital.

The December 31, 2016 fair value for the warrants issued was calculated using the Monte Carlo Simulation model with the following assumptions:

Dividend yield	0.00%
Volatility	81.00%
Risk free interest rate	1.68%
Expected life	3.96 years

As of December 31, 2017, 2016, none of the warrants had been exercised.

On March 31, 2017, the Company issued common stock in a private placement offering to a director and stockholder of the Company. The common stock was issued at $5.98 per share. The issuance triggered the “down-round” provision in the outstanding warrants, and reduced the exercise price of the Tier 1 and Tier 2 from

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 11 – WARRANTS AND WARRANTS LIABILITY (Continued)

$7.18 and $11.58, respectively, per share to $5.98 per share, and increased the number of shares issuable under these warrants by 20,089. Due to the early adoption of ASU 2017-11, the Company recognized as a dividend of $127,232, which is the change the fair value immediately after the down round feature was triggered.

During 2014, in connection with obtaining subordinated promissory notes for $1,000,500 and $300,000 from a director and stockholder, the Company issued detachable warrants for the purchase of 1,887,554 shares of common stock at an exercise price of $5.56 per share. These warrants are exercisable, in whole or in part at any time up until the expiration of the warrant agreement at June 29, 2025. The aggregate fair value attributed to these detachable warrants was $1,224,188 at the grant date. These warrants are classified as equity in the accompanying balance sheets.

The fair value for the warrants issued was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	87.00%
Risk free interest rate	0.40%
Expected life	10.5 years

As of December 31, 2017, 2016, none of the warrants had been exercised.

Below is a summary of warrants outstanding at December 31, 2017 and 2016:

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2016	1,983,463	$5.67	9.3
Issued	96,478	17.12	5.2
Exercised	(18,384)	12.00
Expired/Forfeited	—	—	—
Balance at December 31, 2016	2,061,557	6.15	8.1
Granted	—	—	—
Exercised	—	—	—
Expired/Forfeited	—	—	—
Valuation adjustment	23,134	5.98	(1.0)
Balance at December 31, 2017	2,084,691	$6.17	7.1

NOTE 12 – INCOME TAXES

For the years ended December 31, 2017 and 2016, no income tax expense was recorded.

The Company’s effective tax rate differs from the federal statutory rate of 34.0% primarily due to the impact of state income taxes and the valuation allowance recorded against its deferred tax assets.

Reconciliation of the federal statutory rate to the effective tax rate is as follows:

	2017	2016
Federal statutory rate	34.0%	34.0%
State income taxes, net of federal tax benefit	2.22	2.71
Permanent differences	(8.21)	(1.7)
Valuation allowance adjustments	(38.39)	(35.01)
Others	10.37	0.0
Effective tax rate	0.0%	0.0%

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 12 – INCOME TAXES (Continued)

The principal components of deferred tax assets and liabilities are as follows as of December 31:

	2017	2016
Non-current deferred tax assets:
Property and equipment	$3,093,204	$3,056,006
Nonrefundable customer deposits	10,324,229	9,978,443
Net operating losses	30,878,847	25,841,238
Others	3,828,256	429,558
Total non-current deferred tax assets	48,124,536	39,305,245

Valuation allowance	(46,509,989)	(37,581,853)

Non-current deferred tax liabilities:
Imputed interest	—	(304,121)
Deferred state taxes	(1,602,602)	(1,407,361)
Others	(11,945)	(11,910)
Total non-current deferred tax liabilities	(1,614,547)	(1,723,392)

Total non-current deferred tax assets	$—	$—

Net deferred income taxes	$—	$—

As of December 31, 2017, the Company has approximately $82.8 million and $61.3 million of federal and state net operating loss carryovers, respectively. These net operating loss carryovers will begin to expire in 2031 and 2024 for federal and state income tax purposes, respectively. The actual utilization of the federal and state net operating losses may be limited by the provisions of Internal Revenue Code Section 382.

Given the lack of book income in the history of the Company and the uncertainty as to the likelihood of future taxable income, the Company has recorded a full valuation allowance against all its deferred tax assets because it is more likely than not that any of its deferred tax assets would be realized. The Company will evaluate the appropriateness of the valuation allowance on an annual basis and adjust the allowance as considered necessary. The Company is subject to U.S. federal and state income tax examinations for all years from inception. No examinations are currently pending.

NOTE 13 – COMMON STOCK

The Company received engineering and prototype development services from Elio Engineering, Inc. dba ESG Engineering, valued at $25,000,000. In exchange for these services, the Company transferred 25,000,000 shares of common stock to Elio Engineering, Inc. in October 2011.

During December 2013, in connection with an investor’s capital contribution of $7,484,056, net of equity issuance fees of $15,944 the President and CEO transferred 5,000,000 shares of common stock from his personal holdings to the investor. The President and CEO did not receive any compensation for this transfer of shares. The Company’s total shares issued and outstanding did not change as a result of this transfer during 2013.

The Company filed an offering statement pursuant to Regulation A of the Securities Act of 1933, which was qualified by the Securities and Exchange Commission on November 20, 2015. The Company offered a minimum of 1,050,000 shares of common stock and a maximum of 2,090,000 shares of common stock on a “best efforts” basis, at a price of $12.00 per share. The offering was authorized to continue until the earlier of March 31, 2016 (which could have been extended at the Company’s option) or the date when all shares have been sold.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 13 – COMMON STOCK (Continued)

The Company reserved the right to accept subscriptions for up to an additional 418,000 shares, for an additional $5,016,000 in gross proceeds. As of December 31, 2015 the Company sold 1,242,822 shares of common stock for $14,125,449, net of offering costs of $788,415 of which $73,663 is related to the issuance of warrant liabilities as further discussed in Note 11 above.

On February 16, 2016, the Company closed the Regulation A offering, after issuing an additional 167,226 shares of common stock for $1,694,544, net of offering costs of $312,168 of which $133,512 is related to the issuance of warrant liabilities as further discussed in Note 11 above and is included in the issuance of stock warrants on the Statement of Stockholders Equity.

In June 2016, the Company issued an additional 63,000 shares of common stock in connection with a private placement for proceeds of $1,069,160.

During the year ended December 31, 2016 the Company issued 8,012 shares of common stock in connection with the exercise of warrants issued in connection with the Regulation A offering as further discussed in Note 11 above. There were no additional shares issued in connection with the exercise of warrants during the year ended December 31, 2017.

As of December 31, 2017, the Company has issued 1,547,161 shares of common stock in connection with the conversion of $8,896,019, of principal and $374,148 of accrued interest on the convertible subordinated secured notes and the convertible unsecured notes. As of December 31, 2016, the Company has issued 210,571 shares of common stock in connection with the conversion of $1,271,560, of principal and $71,658 of accrued interest on the convertible subordinated secured notes and the convertible unsecured notes as further discussed in Note 9 above.

During the year ended December 31, 2017, the Company has issued 213,211 shares of common stock in private placement offerings to a director and stockholder of the Company for $1,275,000. The common stock was issued at $5.98 per share.

During the year ended December 31, 2017, the Company has issued 9,866 shares of common stock for services provided by an independent consultant. The common stock was issued at an average price of $6.12 per share based on the closing market price on the date of grant.

Stock Options

At the May 23, 2016 annual shareholder meeting, shareholders approved the adoption of the 2016 Incentive and Nonstatutory Stock Option Plan, which was adopted, subject to shareholder approval, by the board of directors on April 25, 2016. The plan permits the granting of options to purchase up to 2,000,000 shares of common stock. During October 2016, the Company awarded 510,380 options to certain Company personnel, and directors. Stock options granted vest equally over a three year period. Director options are exercisable once the vesting date has occurred, and Company personnel options are exercisable once production begins. All options expire seven years from the award date and have an exercise price of $19.68 share. As of December 31, 2016, 121,380 options were forfeited. There have been no additional shares granted or forfeited during the year ended December 31, 2017.

The fair value for the options granted was calculated using the Black-Scholes model with the following assumptions:

Dividend yield	0.00%
Volatility	70.00%
Risk free interest rate	1.11%
Expected life	4.5 years

The total employee and director stock-based compensation recorded as operating expenses was $1,338,763 and $300,429 for the years ended December 31, 2017 and 2016, respectively. At December 31, 2017 and 2016 there was $2,222,479 and $3,974,681, respectively of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over the next two years.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 13 – COMMON STOCK (Continued)

The Company currently uses authorized and unissued shares to satisfy share award exercises.

	Number of Shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at January 1, 2016	—	—	—
Granted	510,380	$19.85	2.8
Exercised	—	—	—
Expired/Forfeited	(121,380)	19.85	—
Balance at December 31, 2016	389,000	19.85	2.8
Granted	—	—	—
Exercised	—	—	—
Expired/Forfeited	—	—	—
Balance at December 31, 2017	389,000	$19.85	2.6

Vested at December 31, 2017	129,667
Exercisable at December 31, 2017	20,000

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following at December 31, 2017:

Common stock warrants outstanding - related parties	1,971,378
Common stock warrants outstanding	113,313
Common stock options outstanding under the 2016 Plan	389,000
Authorized for future grant or issuance under the 2016 Plan	1,489,620
Convertible notes payable	599,800
Series C Convertible Preferred Stock	435,036
Series D Convertible Preferred Stock	96,380
5,094,527

NOTE 14 – PREFERRED STOCK

On November 17, 2016, the Company converted accrued sublease payments and accrued and common area maintenance charges, property taxes, insurance (“lease charges”), late fees and interest of into 435,036 shares of the Company’s Series C Convertible Preferred Stock valued and a warrant to purchase 25,000 shares of the Company’s common stock. The Series C Convertible Preferred Stock convert into an equal number of shares of the Company’s common stock. See Note 10 and Note 11 for additional information regarding the conversion of accrued lease payments and lease related charges into the Company’s Series C Convertible Preferred Stock and a warrant to purchase shares of the Company’s stock.

The November 17, 2016 amendment also prepaid projected sublease payments projected lease charges and convert them into 96,380 shares of the Company’s Series D Convertible Preferred Stock, which convert into an equal number of shares of the Company’s common stock. This conversion was effective on January 1, 2017 and prepaid the sublease payments and lease charges through December 31, 2017. See Note 10 for additional information regarding the conversion of accrued lease payments and lease related charges into the Company’s Series C Convertible Preferred.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Sales Commitments

In August 2016, an offer was circulated that until the Company reached 65,000 total reservations, non-refundable reservation holders will receive a locked price of $7,300, exclusive of destination/deliver charges, taxes, title, registration, and options/installation. As a special incentive if non-refundable reservation holders make a binding purchase commitment the locked price is reduced to $7,000. As of December 31, 2017, the Company has received 65,453 total reservations, of which 36,597 have received the locked price of $7,300 and 21,195 have made a binding purchase commitment and have received the locked price of $7,000.

Sales Discounts

The Company provides a sales discount for nonrefundable deposit customers of up to 50% of the nonrefundable deposit, up to $500 per deposit. The deposit will be applied toward the purchase of the vehicle at the time of the customer purchase. No liability has been recorded for the nonrefundable deposit sales discount since revenues have not commenced and the utilization cannot be reasonably estimated at this time. Future committed sales discounts offered amounted to approximately $15,626,030 and $12,120,000 as of December 31, 2017 and 2016, respectively.

Litigation

On July 10, 2017, the Louisiana Motor Vehicle Commission (the “LMVC”) determined that the Company was in violation of certain state laws by operating as a manufacturer and dealer without a license. The LMVC entered a judgment against the Company in the amount of $545,000: $272,500 for not having a manufacturer’s license and $272,500 for not having an automobile dealer’s license. The LMVC ordered the Company to obtain both licenses to manufacture and deal in Louisiana and to place all refundable reservations into a trust account within 60 days of the LMVC’s decision, or face a daily fine of $5,000. The Company does not believe the LMVC’s administrative decision is a valid application of the law. As a result, it filed a petition for judicial review of the decision. The Company recorded an accrued liability of $545,000 as a general and administrative expense in the accompanying Statement of Operations for the year ended December 31, 2017.

A hearing was held May 15, 2018, and the court found the penalty previously imposed against the Company by the LMVC to be excessive and reduced the fine from $545,000 to $76,500: $38,250 for not having a manufacturer’s license and $38,250 for not having an automobile dealer’s license. The Court ordered the Company provide proof of its establishment of a trust account into which all amounts collected for refundable reservation payments are deposited and proof of the deposits into such account within 60 days, or face an additional daily fine of $1,000. The Court also assessed the Company the cost of the legal proceedings and LMVC’s attorney fees. The Company plans to vigorously appeal the ruling and the Court’s application of the licensing requirements to a company, which has neither manufactured nor sold a vehicle as of the date of the decision. Based upon the lower court decision, the Company has reduced the accrued liability from $545,000 to $76,500 during the 2nd quarter of 2018.

Creation of New Jobs

Among the terms of the Company’s purchase agreement with Racer was an agreement to use and develop the property so as to create at least 1,500 new jobs. The Company agreed that if it had not created 1,500 new jobs by February 28, 2016, it would pay Racer $5,000 for each full-time, permanent direct job that fell below the required number. At December 31, 2016, the Company record an accrued liability of $7,500,000, and the expense is included in general and administrative expenses in the Statement of Operations. On May 31, 2017, the Company entered into a third amendment and extended the deadline of this agreement to September 1, 2019. At that time, the Company has reclassified the estimate as an other long-term liability. The Company will continue to monitor the jobs creation agreement, and will reverse the accrual once funding has been achieved and the likelihood of meeting the September 1, 2019 is probable.

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 16 – RELATED PARTY TRANSACTIONS

In May 2016, the Company granted an option to purchase 58,824 shares of common stock at an exercise price of $17.00 per share to a director and stockholder of the Company. The shares were granted in consideration of the personal guaranty in the amount of $5,000,000 given by the director to induce a credit card processor to release $4,000,000 of reserved funds. The options had a fair value of $820,340 as of the grant date as discussed in Note 11 above.

On December 28, 2017, the Company entered into the third amendment with Shreveport Business Park, LLC. Under the third amendment of the leased space shall be reduced by 152,557 square feet effective January 1, 2018. As a result of the reduction in square feet, the base rent shall be $211,204.50. As a result of the third sublease amendment, effective January 1, 2018, the Company recorded an adjustment to decrease the capital sublease obligation and respective facility under capital sublease by $1,200,724, which represents the change in the present value of the amended minimum lease payments in accordance with FASB ASC Subtopic 840-30-35, Capital Subleases.

During the year ended December 31, 2017, the Company issued 213,211 shares of common stock in private placement offerings to a director and shareholder of the Company at $5.98 per share.

On April 17, 2017, a director and shareholder of the Company has converted $1,955,000 of principal and $174,095 of accrued interest from his Tier 1 Convertible Subordinated Notes into 356,036 shares of the Company’s common stock at a conversion price of $5.98 per share. On April 17, 2017, the Company also converted $6,484,000 of principal and $165,219 of accrued interest from its Convertible Unsecured Notes into 1,111,910 shares of common stock at a conversion price of $5.98 per share. Of this amount, $514,000 had been advanced in the three months ended March 31, 2017. This amount was converted by directors and stockholders of the Company.

During 2016, several employees advanced the Company $75,155. The amount was outstanding at December 31, 2017 and 2016. The advances accrue interest at the Federal Funds rate per annum of 1.51% as of December 31, 2017 and will be repaid during 2018.

During 2017, a director and stockholder advanced the Company $887,000 as evidenced by Convertible Unsecured Notes. The notes can be converted into common stock at a conversion price equal to the lessor of (i) seventy-five percent (75%) of the per share price at which Common Stock is offered by the Company to the public pursuant to the registration statement filed with the Securities and Exchange Commission on August 3, 2017 or (ii) the average trading price for the common stock during the ten (10) trading day period ending one trading day prior to the date of conversion as further discussed in Note 9 above. See Note 17 for additional advances and conversions subsequent to year end.

NOTE 17 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred through June 7, 2018 which is the date that the financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements except as discussed in Note 7, Note 8, Note 9, Note 10, and Note 15 and below.

On March 26, 2018, the Compensation Committee approved a resolution adjusting the exercise price of the 389,000 outstanding stock options issued in October 2016. Under the Compensation Committee resolution, the exercise price was adjusted from $19.68 to the greater of (a) $3.00 per share and (b) the closing OTC QB quotation on the date the resolution was approved. The OTC QB closing price on March 26, 2018 was $2.70. Thus, the exercise price for the 389,000 outstanding options was adjusted to $3.00. Under the March 26, 2018 resolution, the Compensation Committee also approved the award of 259,380 additional options to certain Company personnel, and directors at an exercise price of $3.00 per share. As of the date of this filing there are 648,380 stock option awards outstanding.

On April 24, 2018, the Company and Overstock.com entered into a Securities Purchase Agreement, pursuant to which Overstock agreed to purchase $2,500,000 of newly issued shares of Elio common stock at $2.75 per share in a private placement. The private placement triggered the repricing provision on the outstanding Tier 1 and Tier 2

ELIO MOTORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 17 - SUBSEQUENT EVENTS (Continued)

Convertible Subordinated Notes, reducing the conversion price from $5.98 per share of common stock to $2.75 per share of common stock. The repricing provision of the Tier 1 and Tier 2 Convertible Subordinated Notes will increase the number of potential shares outstanding from 277,254 to 602,902. The issuance also triggered the down-round provision on the warrants issued in connection with the 2015 Regulation A offering and the Convertible Secured Notes issuance. The down-round provision reduced the exercise price of the Regulation A warrants from $5.98 to $2.75 per share and increased the number of potential shares outstanding from 6,068 to 13,196. The down-round provision reduced the exercise price of the Convertible Secured Note warrants from $5.98 to $2.75 and increased the number of potential shares outstanding from 107,245 to 233,208.

Concurrent with the Board’s approval of the April 24, 2018 private placement of common stock, the Board also approved an amendment to all outstanding Unsecured Convertible Notes. The Board approved a resolution which permitted the outstanding notes to be converted at $2.75, the same price at which common stock was sold in the private placement. On April 25, 2018, all outstanding note holders converted $1,675,000 of principal and $32,331 of accrued interest into 620,848 shares of common stock. As of the date of this filing there were no Convertible Unsecured Notes outstanding.

On April 24, 2018 a vendor filed a complaint against the Company in the United States District Court for the Northern District of Illinois Eastern Division. The complaint alleges a breach of contract for failure to pay for services provided to the Company between September 2016 and December 2017. At December 31, 2017 and 2016, the Company had $304,515 and $245,956, respectively, recorded in accounts payable related to that vendor. On May 22, 2018, the Company reached a settlement agreement, paying the vendor $83,000 for the full and final settlement for all claims arising from the litigation.

Item 8.	Exhibits
Exhibit Number	Description	Incorporated by Reference	Filed Herewith
2.1	Certificate of Incorporation		X
2.2	Amended and Restated Bylaws		X
3.1	Form of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.1 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
3.2	Form of Registration Rights Agreement with holders of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.2 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
3.3	Form of Pledge and Security Agreement with collateral agent for holders of Convertible Subordinated Secured Note due September 30, 2022	Exhibit 3.3 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
3.4	Form of StartEngine Common Stock Purchase Warrant	Exhibit 3.4 to Offering Statement on Form 1-A/A filed October 21, 2015 (File No. 024-10473)
3.5	Common Stock Purchase Warrant issued to Shreveport Business Park, LLC dated November 17, 2016	Exhibit 3.5 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
3.6	Registration Rights Agreement with Shreveport Business Park, LLC dated November 17, 2016		X
3.7	Statement of Designation for Series C Convertible Preferred Stock		X
3.8	Statement of Designation for Series D Convertible Preferred Stock		X
6.1	Loan and Security Agreement with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.1 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.2	Loan Agreement Schedule with GemCap Lending I, LLC dated February 28, 2013	Exhibit 6.2 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.3	Continuing Guarantee from Stuart Lichter dated February 28, 2013	Exhibit 6.3 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.4(i)	Amendment Number 4 to the Loan and Security Agreement and Loan Agreement Schedule with CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(i) to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.4(ii)	Fourth Amended and Restated Secured Promissory Note (Term Loan) to CH Capital Lending, LLC dated August 1, 2014	Exhibit 6.4(ii) to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.5	Forbearance Agreement with CH Capital Lending, LLC dated July 31, 2015	Exhibit 6.5 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.6	Promissory Note to Revitalizing Auto Communities Environmental Response Trust dated February 28, 2013	Exhibit 6.6 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)

Exhibit Number	Description	Incorporated by Reference	Filed Herewith
6.7	Security Agreement with Revitalizing Auto Communities Environmental Response Trust dated February 28, 2013	Exhibit 6.7 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.8	First Amendment to Promissory Note with Revitalizing Auto Communities Environmental Response Trust dated March 17, 2015	Exhibit 6.8 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.9	Lease with Shreveport Business Park, LLC dated December 27, 2014	Exhibit 6.9 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.10	First Amendment to Lease with Shreveport Business Park, LLC dated July 31, 2015	Exhibit 6.10 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.11	Promissory Note to Stuart Lichter dated March 6, 2014	Exhibit 6.13 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.12	Promissory Note to Stuart Lichter dated May 30, 2014	Exhibit 6.14 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.13	Secured Promissory Note to Stuart Lichter dated June 19, 2014	Exhibit 6.15 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.14	First Amendment to Secured Promissory Note to Stuart Lichter dated July 20, 2015	Exhibit 6.16 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.15	Option Agreement with Stuart Lichter dated as of December 15, 2014	Exhibit 6.17 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.16	Option Agreement with Stuart Lichter dated as of June 29, 2015	Exhibit 6.18 to Offering Statement on Form 1-A filed August 28, 2015 (File No. 024-10473)
6.17#	2016 Incentive and Nonstatutory Stock Option Plan	Exhibit 6.17 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.18	Form of Personal Continuing Guaranty from Stuart Lichter	Exhibit 6.18 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.19	Option Agreement with Stuart Lichter dated as of May 10, 2016	Exhibit 6.19 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.20	Amendment to Option Agreements with Stuart Lichter dated effective as of May 2016	Exhibit 6.20 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.21	Independent Contractor Consulting Agreement with Hari Iyer dated June 1, 2016	Exhibit 6.21 to the Issuer’s Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.22	Loan Extension Agreement with Stuart Lichter dated September 21, 2016	Exhibit 6.24 to Semiannual Report for period ended June 30, 2016 on Form 1-SA filed September 22, 2016 (File No. 24R-00009)

Exhibit Number	Description	Incorporated by Reference	Filed Herewith
6.23	Form of Convertible Unsecured Note due September 30, 2022 for advances by directors	Exhibit 6.23 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.24	Loan Extension Agreement with CH Capital Lending, LLC dated November 10, 2016	Exhibit 6.24 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.25	Second Amendment to Lease Agreement with Shreveport Business Park, LLC dated November 17, 2016	Exhibit 6.25 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.26	Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated December 1, 2016	Exhibit 6.26 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.27	Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated March 1, 2017	Exhibit 6.27 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.28	Loan Extension Agreement with Stuart Lichter dated April 19, 2017	Exhibit 6.28 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.29	Second Loan Extension Agreement with CH Capital Lending, LLC dated April 27, 2017	Exhibit 6.29 to Annual Report on Form 1-K filed May 1, 2017 (File No. 24R-00009)
6.30	Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated May 31, 2017	Exhibit 6.1 to Current Report on Form 1-U filed June 7, 2017 (File No. 24R-00009)
6.31	Third Amendment to Purchase and Sale Agreement with Racer Properties LLC dated May 31, 2017	Exhibit 6.2 to Current Report on Form 1-U filed June 7, 2017 (File No. 24R-00009)
6.32	Form of Indemnification Agreement with officers and directors		X
6.33	Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated July 1, 2017		X
6.34	First Amendment to Second Loan Extension Agreement with CH Capital Lending, LLC dated August 11, 2017	Exhibit 6.34 to Semiannual Report for period ended June 30, 2017 on Form 1-SA filed August 16, 2017 (File No. 24R-00009)
6.35	Second Amendment to Second Loan Extension Agreement with CH Capital Lending, LLC dated April 30, 2018		X
6.36	Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated September 30, 2017		X
6.37	Forbearance Agreement with Revitalizing Auto Communities Environmental Response Trust dated January 1, 2018		X

Exhibit Number	Description	Incorporated by Reference	Filed Herewith
6.38	Third Amendment to Lease Agreement with Shreveport Business Park, LLC dated December 28, 2017		X
6.39	Fourth Amendment to Lease Agreement with Shreveport Business Park, LLC dated April 30, 2018		X
6.40	Form of 2017 Convertible Unsecured Note for advances by Stuart Lichter		X
6.41	Securities Purchase Agreement with Overstock.com, Inc. dated April 24, 2018	Exhibit 6.1 to Current Report on Form 1-U filed April 27, 2018 (File No. 24R-00009)
6.42	Registration Rights Agreement with Overstock.com, Inc. dated April 24, 2018	Exhibit 6.2 to Current Report on Form 1-U filed April 27, 2018 (File No. 24R-00009)
11.1	Consent of M&K CPAS, PLLC, independent registered public accounting firm		X
11.2	Consent of Eide Bailly, LLP, independent registered public accounting firm		X
#	Indicates a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

ELIO MOTORS, INC.

Date:	June 7, 2018	By:	/s/ Paul Elio
Paul Elio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul Elio	Chief Executive Officer and Director (Principal Executive Officer)	June 7, 2018
Paul Elio

/s/ Connie Grennan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 7, 2018
Connie Grennan

/s/ Hari Iyer	Director	June 7, 2018
Hari Iyer

/s/ James Holden	Director	June 7, 2018
James Holden

/s/ Stuart Lichter	Director	June 7, 2018
Stuart Lichter

/s/ David C. Schembri	Director	June 7, 2018
David C. Schembri

/s/ Kenneth L. Way	Director	June 7, 2018
Kenneth L. Way